     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 13, 1996
                                                       REGISTRATION NO. 333-
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                --------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                --------------
                                   SDL, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                --------------
       DELAWARE                      3674                        77-0331449
    (State or Other      (Primary Standard Industrial             (I.R.S.
    Jurisdiction of       Classification Code Number)             Employer
   Incorporation or                                            Identification
     Organization)            80 ROSE ORCHARD WAY                 Number)
                        SAN JOSE, CALIFORNIA 95134-1365
                                (408) 943-9411
  (Address and telephone number of principal executive offices and principal place of business)
                                --------------
                              GREGORY C. LINDHOLM
                            VICE PRESIDENT, FINANCE
                                   SDL, INC.
                              80 ROSE ORCHARD WAY
                        SAN JOSE, CALIFORNIA 95134-1365
                                (408) 943-9411
          (Name, Address, and Telephone Number of Agent for Service)
                                  COPIES TO:
     William D. Sherman, Esq.                    Scott C. Dettmer, Esq.
     Kevin A. Faulkner, Esq.                    Margaret E. Nibbi, Esq.
       Cori M. Allen, Esq.                      Douglas T. Sheehy, Esq.
     Morrison & Foerster LLP                    Gunderson Dettmer Stough
        755 Page Mill Road                             Villeneuve
     Palo Alto, CA 94304-1018                  Franklin & Hachigian, LLP
                                                     600 Hansen Way
                                                  Palo Alto, CA 94304
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
  If the only securities being registered on this Form are being offered pursuant to dividend or reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c)
under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                --------------
                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------

- ---------------------------------------------------------------------------------------------------------------
                                                                   PROPOSED         PROPOSED
                                                                   MAXIMUM           MAXIMUM        AMOUNT OF
             TITLE OF EACH CLASS OF               AMOUNT TO BE  OFFERING PRICE      AGGREGATE      REGISTRATION
           SECURITIES TO BE REGISTERED           REGISTERED(1)   PER SHARE(2)   OFFERING PRICE(2)      FEE
- ---------------------------------------------------------------------------------------------------------------
                                                   1,293,750
Common Stock, $0.001 par value.................      shares         $40.00         $51,750,000       $17,845
- ---------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------

(1) Includes 168,750 shares that the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) based on a per share price of $40.00, the average of the high and low price of the Company's Common Stock on May 8, 1996.
                                --------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED MAY 13, 1996
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS
MAY   , 1996

                                1,125,000 SHARES

                              [LOGO -- SDL INC.]

                                  COMMON STOCK

  Of the 1,125,000 shares of Common Stock offered hereby, 1,000,000 shares are being issued and sold by SDL, Inc. (the Company) and 125,000 shares are being offered by certain stockholders of the Company (the Selling Stockholders). See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of shares by the Selling Stockholders.

  The Common Stock is quoted on the Nasdaq National Market under the Symbol "SDLI." On May 10, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $42.00 per share. See "Price Range of Common Stock."

  On May 6, 1996, the Company's Board of Directors declared a three-for-two stock split in the form of a 50% stock dividend to be paid on June 12, 1996 to holders of record on May 15, 1996 (the Stock Split). The information in this Prospectus does not reflect the pending Stock Split.

  SEE "RISK FACTORS," BEGINNING ON PAGE 6, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------

                                   PRICE   UNDERWRITING   PROCEEDS  PROCEEDS TO
                                   TO THE DISCOUNTS AND    TO THE   THE SELLING
                                   PUBLIC COMMISSIONS(1) COMPANY(2) STOCKHOLDERS
- --------------------------------------------------------------------------------
Per Share........................   $          $            $           $
Total(3).........................   $          $            $           $
- --------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the offering, estimated at $500,000, payable by the Company.

(3) The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 168,750 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to the Company will be
    $   , $    and $   , respectively. See "Underwriting."

  The shares are being offered by the Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of share certificates will be made in New York, New York, on or about June , 1996.

DONALDSON, LUFKIN & JENRETTE                                     COWEN & COMPANY
   SECURITIES CORPORATION

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the Commission). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following regional offices: 14th Floor, Seven World Trade Center, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is traded on the Nasdaq National Market under the symbol SDLI. The foregoing material also should be available for inspection at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission under the Securities Act of 1933, as amended (the Securities Act), a Registration Statement on Form S-3 with respect to the shares of Common Stock offered hereby, of which this Prospectus forms a part. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement, including the exhibits thereto, for further information with respect to the Company and the securities offered hereby. Statements contained in this Prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission are hereby incorporated by reference in this Prospectus:

    (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1995;

    (2) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996; and

    (3) the Company's Report on Form 8-K as filed with the Commission on December 15, 1995, as amended by the Company's Report on Form 8-K/A, as filed with the Commission on February 9, 1996.

  All reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering (except information included in any such document in response to Item 402(i), 402(k) or 402(l) of Regulation S-K) shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be submitted in writing to the Chief Financial Officer of the Company, at the Company's principal executive offices at 80 Rose Orchard Way, San Jose, California, 95134-1365 or by telephone at (408) 943-9411.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS AND OTHER SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

  SDL(R) is a registered trademark of the Company. This Prospectus contains other trademarks and service marks of the Company and trademarks of other entities.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the detailed information and the financial statements, including the notes thereto, appearing or incorporated by reference elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option and does not reflect the pending three-for-two Stock Split which will be paid on June 12, 1996 to stockholders of record on May 15, 1996. See "Recent Development." Certain of the statements contained in this Prospectus are forward-looking statements. The Company's actual results could differ materially from those in such forward-looking statements. See "Risk Factors."

                                  THE COMPANY

  SDL is a leading designer, manufacturer and marketer of semiconductor optoelectronic integrated circuits (OEICs) and high power semiconductor lasers. The Company believes its leadership position is demonstrated by the Company's numerous awards for product technology and design, substantial market share, and significant breadth of product offerings. The Company pioneered the design of, and commercially developed, the first OEIC containing multiple semiconductor lasers. Semiconductor OEICs integrate two or more semiconductor lasers or other optical or electronic elements onto a single chip. Semiconductor OEICs are revolutionizing the type and number of applications that can be served by optoelectronics. The Company has over 200 standard and custom products, as well as systems, which are used in a diversity of markets such as cable television (CATV), telecommunications, satellite communications, printing, medical, data storage, consumer electronics, sensor, defense, materials processing and scientific markets. The Company is also currently being funded to develop or customize products in certain existing product markets, as well as local area network (LAN), display and entertainment markets.

  These markets are demanding an advanced light source due to the inherent performance limitations of electronic solutions or the significant shortcomings of traditional light source technologies. Such an advanced light source should be highly reliable, highly efficient, small, rugged, light weight, capable of being modulated at high speed, focusable, low voltage, and capable of generating the full color spectrum. The Company has developed, or is developing, advanced semiconductor OEIC and laser light sources which are designed to meet these requirements.

  The Company's semiconductor OEIC and laser products replace traditional technologies in many applications in the communications, information and light source replacement markets with light-emitting semiconductor devices that are generally smaller, cheaper, more reliable, more durable and/or more powerful than their predecessors. With increased levels of semiconductor-based optoelectronic integration, the Company miniaturizes and generally reduces the cost while increasing the functionality of what previously were large, bulky and expensive components. The Company believes that, like silicon integrated circuits, advanced semiconductor OEICs will represent an increasing portion of the electronic or optical system's value.

  The Company serves a range of customers in the communications, information and optics industries. Companies currently utilizing the Company's products include 3M, Alcatel, AT&T, ATx Telecom Systems (a division of Amoco), Eastman Kodak, Iridex, Lockheed Martin, Lucent Technologies, NASA, Pioneer, TRW and Xerox. The Company's backlog increased 56.2% from March 31, 1995 to March 31, 1996.


  On November 30, 1995, the Company and its wholly-owned subsidiary SDL Optics, Inc. (SDL Optics) acquired substantially all of the assets and assumed certain of the liabilities of Seastar Optics Inc. (Seastar), a British Columbia corporation and a wholly-owned subsidiary of The Axys Group, Ltd. SDL Optics designs, manufactures and sells products to the fiber optic communications markets.

  The Company's address is SDL, Inc., 80 Rose Orchard Way, San Jose, California 95134-1365, and its phone number is (408) 943-9411.

                                  THE OFFERING

   Common Stock offered by the Company...........  1,000,000 shares
   Common Stock offered by the Selling Stockhold-
    ers..........................................    125,000 shares
   Common Stock to be outstanding after the of-
    fering.......................................  8,485,716 shares (1)
   Use of proceeds...............................  Expand manufacturing facilities, acquire capital
                                                   equipment and other general
                                                   corporate purposes, including
                                                   working capital, as well as
                                                   potential acquisitions. See
                                                   "Use of Proceeds."
   Nasdaq National Market symbol.................  SDLI

                               RECENT DEVELOPMENT

  On May 6, 1996, the Company announced a three-for-two split of its Common Stock, to be effected in the form of a 50% stock dividend, payable on June 12, 1996 to stockholders of record on May 15, 1996. Share and per share data in this Prospectus have not been adjusted to reflect the pending Stock Split. It is anticipated that, beginning on June 13, 1996, price quotations for the Common Stock on the Nasdaq National Market will reflect the Stock Split. See "Recent Development."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                            THREE MONTHS ENDED
                               YEAR ENDED DECEMBER 31,           MARCH 31,
                           -------------------------------  -------------------
                            1992    1993    1994    1995      1995      1996
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
 Total revenue............ $27,982 $27,702 $33,024 $53,894  $  10,512 $  20,422
 Gross margin.............   9,442  10,823  13,033  20,504      4,005     7,675
 Write-off of purchased
  in-process research and
  development.............      --      --      --  10,010         --        --
 Operating income (loss)
  (2).....................   2,578   4,193   5,678  (1,149)     1,860     3,177
 Net income (loss) (2)....     489   1,150   2,195  (2,819)       905     2,159
 Net income (loss) per
  share (2)............... $  0.12 $  0.23 $  0.44 $ (0.46) $    0.17 $    0.27
                           ======= ======= ======= =======  ========= =========
 Shares used in computing
  net income (loss) per
  share (2)(3)............   3,995   5,006   5,032   6,152      5,375     8,049

                                                             MARCH 31, 1996
                                                        ------------------------
                                                         ACTUAL  AS ADJUSTED (4)
CONSOLIDATED BALANCE SHEET DATA:
 Working capital....................................... $ 25,949     $65,349
 Total assets..........................................   58,821      98,221
 Deferred acquisition obligations......................    2,680       2,680
 Stockholders' equity..................................   44,797      84,197

- --------------------
(1) Excludes, as of March 31, 1996, (i) 1,803,210 shares reserved for issuance pursuant to the exercise of stock options outstanding as of March 31, 1996 having a weighted average exercise price of $6.84 per share, (ii) 267,611 shares reserved for future issuance under the 1995 Employee Stock Purchase Plan and (iii) 28,572 shares, issuable at the Company's option on March 31, 1997, to pay a portion of the deferred acquisition obligation at an assumed price of $42.00 per share. Includes 46,000 shares to be issued upon exercise of outstanding options and sold in this offering by certain selling stockholders. See "Management--Stock Plans" and Note 8 of Notes to Consolidated Financial Statements.
(2) Operating results for the year ended December 31, 1995, include a one-time write-off of approximately $10 million of purchased in-process research and development during the fourth quarter in connection with the acquisition of certain assets and liabilities of Seastar Optics Inc. Excluding this write-off, the pro forma operating income, net income and net income per share were $8,861,000, $5,691,000 and $0.80, respectively. Pro forma net income per share was based on 7,153,000 common and common equivalent shares.
(3) See Note 1 of Notes to Consolidated Financial Statements for a description of the method used to determine the number of shares used in computing net income (loss) per share.
(4) Adjusted to reflect the sale of 1,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $42.00 per share, after deducting estimated underwriting discounts and commissions and offering expenses, and the receipt of the net proceeds therefrom.

                                 RISK FACTORS

  In addition to other information in this Prospectus, the following risk factors should be considered carefully by prospective investors in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby.

  The statements contained in this Registration Statement that are not purely historical are forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the Company's expectations, hopes, beliefs, intentions or strategies regarding the future. Forward looking statements include: descriptions of the future use of OEICs and light as a replacement for existing technologies under the headings "Prospectus Summary-- The Company" and "Business--Industry Background;" statements regarding future products or product development under the heading "Business;" statements regarding the adequacy of cash resources in "Risk Factors--Future Capital Requirements" and "Use of Proceeds;" statements regarding future research and development spending and the Company's product development strategy under the heading "Business--Research and Development;" statements regarding litigation currently pending against the Company and the Company's defenses thereto under the headings "Business--Competition," "Business--Intellectual Property" and "Business--Legal Proceedings;" and statements regarding the future flexibility of the Company's manufacturing processes and continuing remodeling of its manufacturing facilities under the heading "Business--Manufacturing." All forward looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward looking statement. It is important to note that the Company's actual results could differ materially from those in such forward looking statements. Among the factors that could cause actual results to differ materially are the factors detailed below. Prospective purchasers of the Common Stock should consult the risk factors listed from time to time in the Company's Reports on Form 10-Q, 8-K, 10-K and Annual Reports to Stockholders.

  Manufacturing Risks. The Company relies exclusively on its own production capability in computer-aided chip and package design, wafer fabrication, wafer processing, device packaging, hybrid microelectronic packaging, printed circuit board testing, final assembly and testing of products. Because the Company manufactures, packages and tests these components, products and systems at its own facility, and such components, products and systems are not readily available from other sources, any interruption in manufacturing resulting from shortages of parts or equipment, fire, natural disaster, equipment failures or otherwise would have a material adverse effect on the Company's business and results of operations. In particular, a significant portion of the Company's production relies or occurs on equipment for which the Company does not have a backup. In order to alleviate, at least in part, this situation, the Company is in the process of remodeling its front-end wafer fabrication facility. This might cause downtime on existing equipment. Also, there can be no assurance that the new facility and equipment will not experience start-up and yield problems. In the event of any disruption in production, the Company's business and results of operations could be materially adversely affected. Furthermore, the Company has a limited number of employees dedicated to the operation and maintenance of its equipment, the loss of whom could affect the Company's ability to effectively operate and service such equipment. The Company is experiencing, and may in the future experience, lower than expected production yields on many of its products, including some of its key product lines. This reduction in yields adversely affects gross margins and delays component, product and system shipments. There can be no assurance that the Company will be able to maintain acceptable manufacturing yields or ship products on time in the future. To the extent the Company continues to experience lower than expected manufacturing yields or experiences shipment delays, the Company's business and results of operations would be materially adversely affected. See "--Dependence on Single Source and Other Third Party Suppliers."

  Multisite Operations; Need to Manage Growth. The Company has on occasion been unable to manufacture certain products in quantities sufficient to meet the demand of its existing customer base and of new customers. As a result, the Company expanded its facilities by relocating its assembly, test and packaging operations to another building and is in the process of remodeling its original manufacturing facilities and adding new manufacturing equipment, and obtaining additional facilities. In addition, in November 1995, the Company and its subsidiary, SDL Optics, acquired the business of Seastar, located in Victoria, British Columbia, Canada. Prior to these developments, the Company had no experience in managing operations in multiple sites and no assurance can be given that the Company will not experience unexpected delays, inefficiencies or management problems arising out of its multisite operations. Such delays or inefficiencies could materially adversely affect the Company's business and results of operations.

  The recent growth in the Company's revenue and expansion in the scope of its operations has placed a considerable strain on its management, financial, manufacturing and other resources and has required the Company to implement and improve a variety of operating, financial and other systems, procedures and controls. There can be no assurance that any existing or new systems, procedures or controls will be adequate to support the Company's operations or that its systems, procedures and controls will be designed, implemented or improved in a cost effective and timely manner. Any failure to implement, improve and expand such systems, procedures and controls in an efficient manner at a pace consistent with the Company's business could have a material adverse effect on the Company's business and results of operations.

  Control of Manufacturing Process. The manufacture of semiconductor OEIC and laser components, products and systems such as those sold by the Company is a highly complex and precise process, requiring production in a highly controlled and clean environment. Changes in the Company's or its suppliers' manufacturing processes or the inadvertent use of defective or contaminated materials by the Company or its suppliers could adversely affect the Company's ability to achieve acceptable manufacturing yields and product reliability. To the extent the Company does not achieve such yields or product reliability, its operating results and customer relationships would be adversely affected.

  Technology Agreement. As part of its formation, the Company entered into a technology agreement with Xerox Corporation (Xerox) and Spectra-Physics, Inc. (Spectra-Physics) pursuant to which, among other things, SDL granted to Spectra-Physics and Xerox an irrevocable, royalty-free, worldwide, non-exclusive license to certain patented and non-patented technology developed by SDL. In March 1995, Spectra-Physics initiated a lawsuit against the Company, which is currently scheduled for trial in California Superior Court on July 8, 1996, alleging that the Company was refusing to comply with its obligations under the Technology Agreement. Spectra-Physics claims that the Technology Agreement requires the Company to transfer and license to Spectra-Physics all patented and non-patented technology developed by the Company during a time period extending from the founding of the Company in 1983 until at least June 1993. Spectra-Physics asserts claims against the Company for breach of contract, promissory estoppel and fraud.

  On June 27, 1995, Spectra-Physics filed a first amended complaint, adding Opto Power Corporation (Opto Power), an affiliate of Spectra-Physics and a competitor of the Company, as a plaintiff. Opto Power's claims for breach of contract are based in part on its assertion that it is entitled to access to the Company's technology as a third party beneficiary of the Technology Agreement, because the Agreement is alleged to give Spectra-Physics the right to sublicense its subsidiaries. Spectra-Physics and Opto Power seek remedies of unspecified actual damages, punitive damages, declaratory judgment regarding the parties' rights and duties under the Technology Agreement and specific performance.

  The Company has answered the first amended complaint denying the plaintiffs' claims and has filed a cross-complaint seeking declaratory relief regarding its obligations under the Technology Agreement as well as seeking damages and injunctive relief on various grounds against Spectra-Physics and Opto Power. In addition, the Company has named Xerox as an additional cross defendant on the claim for a declaratory judgment seeking an interpretation of the Technology Agreement with respect to the treatment of Xerox technical information. Xerox has filed a cross-complaint against the Company, Spectra-Physics and Opto Power seeking a declaratory judgment that Spectra-Physics and Opto Power have no license to, and that the Company may not disclose without Xerox' consent, Xerox technical information. Xerox also asserts a breach of contract claim against the Company for the alleged failure to transfer technology to Xerox pursuant to the Technology Agreement. Xerox seeks unspecified damages from the Company and specific performance of the Technology Agreement.

  In March 1995, Xerox formally requested transfer of SDL technology under the Technology Agreement, but advised the Company that, in connection with such transfer, Xerox currently intends to use the SDL technology for Xerox' internal research and development, laser printing, image projection and other activities in the document processing field. Xerox further indicated to the Company that Xerox did not at that time intend to become a supplier of products that would be competitive with the Company's current product offerings. SDL agreed to a limited technology transfer for those purposes. No assurance can be given, however, that Xerox and such subsidiaries or affiliates as specified in the Technology Agreement will not in the future offer products competitive with the Company's products, which products could include or be based on SDL Technology.

  Discovery is currently proceeding for this lawsuit, which is currently scheduled for trial beginning July 8, 1996. Although the Company believes that it has meritorious defenses to Spectra-Physics', Opto Power's and Xerox's claims, there can be no assurance that the Company will achieve a successful result in this litigation. The litigation has involved and is expected to continue to involve significant expense to the Company and to divert the attention of the Company's technical and management personnel, and the outcome could have a material adverse effect on the Company's business and results of operations. If the Company does not prevail in such litigation, Spectra-Physics is claiming substantial monetary damages and the Company could be required to license and to transfer valuable SDL trade secrets and technology to Spectra-Physics and its subsidiaries, possibly including Opto Power, which is currently manufacturing optoelectronic devices that compete with a number of the Company's products. Such a result could significantly impair the Company's competitive advantage in certain technology areas and with respect to a number of products and could have a material adverse effect on the Company's business and results of operations.

  Risk of Patent Infringement Claims. The semiconductor optoelectronics, communications, information and laser industry is characterized by frequent litigation regarding patent and other intellectual property rights. From time to time the Company has received, and may receive in the future, notice of claims of infringement of other parties' proprietary rights and licensing offers to commercialize third party patent rights. To date, one royalty-bearing license has been acquired. In addition, there can be no assurance that additional infringement claims (or claims for indemnification resulting from infringement claims) will not be asserted against the Company, or that existing claims or any other assertions will not result in an injunction against the sale of infringing products or otherwise materially adversely affect the Company's business and results of operations.

  In 1985, the Company received correspondence from Rockwell International Corporation (Rockwell) alleging that a fabrication process used by the Company infringes a Rockwell patent. Those allegations have led to two lawsuits, which are currently pending. The first lawsuit was initiated in August 1993, when Rockwell sued the Federal government in the United States Court of Federal Claims, alleging infringement of the Rockwell patent with respect to the contracts the Federal government has had with at least 15 companies, including the Company (the Government Lawsuit). The Company was not originally named as a party to the Government Lawsuit. However, the Federal government has asserted that, if it is held liable to Rockwell for infringement of the Rockwell patent in connection with some of its contracts with the Company, the Company will be liable to indemnify the Federal government for a portion of its liability on certain contracts.

  In May 1995, Rockwell filed suit against the Company in the Northern District of California, alleging that the Company had infringed and currently infringes the Rockwell patent in connection with the Company's manufacture and sale of products to customers other than the United States (the Rockwell-SDL Action). By its complaint, Rockwell seeks a permanent injunction against the Company enjoining it from infringement of the Rockwell patent, damages in an unspecified amount for the Company's alleged past infringement of the patent, treble damages and attorneys' fees. The Company filed an answer to the complaint on August 18, 1995, alleging that Rockwell's patent is invalid, that Rockwell's patent is not infringed by the Company, that Rockwell's patent is unenforceable under the doctrine of inequitable conduct, and that Rockwell's action is barred by the doctrines of laches and equitable estoppel. On August 11, 1995, the Company filed a motion to stay the Rockwell-SDL Action based upon the pendency of the Government Lawsuit. The District Court granted the Company's motion to stay on September 15, 1995. There have been no further proceedings in the Rockwell-SDL Action. Since intervening, the Company has pursued discovery regarding construction of the Rockwell patent's claims and regarding the Company's allegation that the Rockwell patent is invalid. Discovery on these issues is presently scheduled to close on September 30, 1996. In March 1996, Rockwell filed a motion seeking summary judgment that its patent is not invalid. The Company has filed its response to that motion and has filed a cross-motion for summary judgment that the patent is invalid. In addition, the Company intervened in the Government Lawsuit. The Company believes that it has meritorious defenses to Rockwell's allegations, including, among others, that the Company's process does not infringe Rockwell's patent upon which its claim is based and that such patent is invalid. However, the resolution of intellectual property disputes is often fact intensive and, therefore, the results are inherently uncertain. There can be no assurance that Rockwell will not ultimately prevail in this dispute. If Rockwell were to prevail, it could be awarded substantial monetary damages and/or an injunction against the sale of infringing products by the Company. If such an injunction were entered, the Company may seek to obtain a license to use Rockwell's patent. There can be no assurance, however, that a license would be available on reasonable terms or at all. The award of monetary damages against the Company, or the grant of an injunction and failure to obtain a license to use Rockwell's patent on commercially reasonable terms could have a material adverse effect on the Company's business and results of operations. Rockwell is significantly larger than the Company and has significantly greater resources with which to pursue such litigation. Such litigation is expected to involve significant expense to the Company and divert the attention of the Company's technical and management personnel and could have a material adverse effect on the Company's business and results of operations.

  Dependence on Emerging Applications. The Company's current products serve many applications in the communications, information and light source replacement markets. In many cases, the Company's products are substantially completed, but the customer's product is not yet completed, and the applications are emerging or are otherwise in new markets. In addition, the Company and certain of its customers are currently in the process of developing new products, in various stages of development, testing and qualification, sometimes in emerging applications or new markets. A substantial portion of the Company's products addresses markets that are not now and may never become substantial commercial markets. The Company has experienced, and is expected to experience, technological and pricing constraints that may preclude development of markets and fluctuation in customer orders. No assurances can be given that the Company or its customers will continue their existing product development efforts, or if continued that such efforts will be successful, that markets will develop for any of the Company's or customer's products, that the Company's technology or pricing will enable such markets to develop, or that the Company's and its customer's products will not be superseded by other technology or products.

  Dependence on Proprietary Technology. The Company's future success and competitive position is dependent in part upon its proprietary technology, and the Company relies in part on patent, trade secret, trademark and copyright law to protect its intellectual property. There can be no assurance that any of the over 45 patents owned or approximately 100 patents licensed by the Company will not be invalidated, circumvented, challenged or licensed to others, that any rights granted thereunder will provide adequate protection or competitive advantages to the Company or that any of the Company's approximately four dozen pending or future patent applications will be issued with the scope of the claims sought by the Company, if at all. Furthermore, there can be no assurance that others have not developed, or will not develop, technologies that are similar or superior to the Company's technology, duplicate the Company's technology or design around the patents owned by the Company, or patent or assert patents on technology which the Company might use or intend to use. In addition, effective copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries. Certain of the Company's technology is licensed on a non-exclusive basis from Xerox and other third parties which may license such technology to others, including competitors of the Company. Under the Technology Agreement, Xerox and Spectra-Physics, and their subsidiaries or, in the case of Xerox, an affiliate, may have royalty-free, worldwide license rights to all or some of the Company's technology. There can be no assurance that steps taken by the Company to protect its technology will prevent misappropriation of such technology. In addition, litigation has been necessary and may be necessary in the future to enforce the Company's patents and other intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation has resulted in substantial costs and diversion of resources and could have a material adverse effect on the Company's business and results of operations. Moreover, the Company may be required to participate in interference proceedings to determine the priority of inventions which could result in substantial cost to the Company. See "--Risk of Patent Infringement Claims," "--Technology Agreement" and "Business--Intellectual Property."

  Competition. The Company's various markets are highly competitive. The Company faces current or potential competition from four primary sources: (i) direct competitors, (ii) potential entrants, (iii) suppliers of potential new technologies and (iv) suppliers of existing alternative technologies. The Company offers a range of components, products and systems and has numerous competitors worldwide in various segments of its markets. As the markets for the Company's products grow, new competitors have recently emerged and are likely to continue to do so in the future. The Company also sells products and services to companies with which it presently competes or in the future may compete. In most of the Company's product lines, both the Company and competitors are working to develop new technologies, or improvements and modifications to existing technologies, which will obsolete present products. Many of the Company's competitors have significantly greater financial, technical, manufacturing, marketing, sales and other resources than SDL. In addition, many of these competitors may be able to respond more quickly to new or emerging technologies, evolving industry trends and changes in customer requirements and to devote greater resources to the development, promotion and sale of their products than the Company. There can be no assurance that the Company's current or potential competitors have not already or will not in the future develop or acquire products or technologies comparable or superior to those developed by the Company, combine or merge to form significant competitors, or adapt more quickly than the Company to new technologies, evolving industry trends and changing customer requirements. Increased competition has resulted and could, in the future, result in price reductions, reduced margins or loss of market share, any of which could materially and adversely affect the Company's business and results of operations. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company would not have a material adverse effect on its business and results of operations. The Company expects that both direct and indirect competition will increase in the future. Additional competition could have a material adverse effect on the Company's results of operations through price reductions and loss of market share. See "--Technology Agreement" and "Business-- Competition."

  Dependence Upon Government Programs and Contracts. In 1993, 1994 and 1995, and the three months ended March 31, 1996, the Company derived approximately 40%, 36%, 45%, and 46%, respectively, of its revenue directly and indirectly from a variety of Federal government sources. Direct sources included Federal agencies such as NASA, Advanced Research Projects Agency (ARPA), Air Force, Navy, Army, Department of Defense (DoD), Department of Commerce (DoC), National Institute of Standards and Technology (NIST), National Science Foundation (NSF) and Department of Energy (DoE). Indirect funding includes standard and custom product sales to, and subcontracts under, customers' prime contracts and subcontracts with various Federal agencies. The demand for certain of the Company's services and products is directly related to the level of funding of government programs. The Company believes that the success and further development of its business is dependent, in significant part, upon the continued existence and funding of such programs and upon the Company's ability to participate in such programs. For example, substantially all of the Company's research revenue for the three months ended March 31, 1996 and for 1995, 1994 and 1993 was funded by Federal programs. There can be no assurance that the Federal government will have the available resources to fund such programs, that such programs will continue to be funded even if government agencies have available financial resources, or that the Company will continue to be awarded contracts under such programs. Most of the Company's Federally-funded programs are subject to renewal every one or two years, so that continued work by the Company under these programs in future periods is not assured. Federally-funded programs are subject to termination for convenience of the government agency, at which point the Company would be reimbursed for related allowable costs incurred to the termination date. Federally-funded contracts are subject to audit of pricing and actual costs incurred which have resulted, and could result in the future, in price adjustments.

  Loss of Eligibility for U.S. Government Small Business Innovative Research Contracts. Approximately 5% of the Company's 1995 and first quarter 1996 revenue was received through certain U.S. government programs which required that participants meet specific eligibility requirements. The Company expects that its growth will result in the Company exceeding the maximum number of employees allowed under these eligibility requirements before the end of 1996 and that the Company will no longer be able to compete for future research contract awards under these government programs. Loss of eligibility under these programs does not disqualify the Company from contracts awarded prior to the loss of eligibility. Loss of eligibility under these programs could materially decrease the Company's future revenue and could require increased internally-funded research and development spending.

  Customer Concentration. The Company received 19.0% and 16.9% of its revenue for 1995 and the three months ended March 31, 1996, respectively, from Lockheed Martin through several government and commercial programs. Almost all of the Company's revenue from Lockheed Martin during 1995 and the three months ended March 31, 1996 was, and during the remainder of 1996 is expected to be, derived from Federally-funded programs. Most of the Company's Federally-funded programs are subject to renewal every one or two years and to termination for convenience of the government agency. The loss of the Company's contracts with Lockheed Martin could have a material adverse effect on the Company's business and results of operations. See "--Dependence Upon Government Programs and Contracts."

  Risks of Acquisitions. Although to date the Company has not experienced significant disruption as a result of the acquisition of Seastar (the Acquisition), a significant amount of time has been devoted and will continue to be devoted by Company personnel to the management of the Acquisition, and there can be no assurance that disruption or other difficulties, such as departures of employees, will not occur. For example, the President of SDL Optics, who had been the President of Seastar, recently resigned. The addition of new products, personnel and technologies places additional burdens on sales and engineering resources. In particular, as a result of the Acquisition, the Company must successfully manage the development and sale of a broader range of products. There can be no assurance that the Company will be able to manage this process successfully. The Company's strategy involves the acquisition and integration of additional companies' products, technologies and personnel. There can be no assurance that the Company will be able to integrate such products, technologies and personnel successfully.

  Dependence on Single Source and Other Third Party Suppliers. The Company depends on a single or limited number of outside contractors and suppliers for raw materials, packages and standard components, and to assemble printed circuit boards. The Company generally purchases these single or limited source products through standard purchase orders or one year supply agreements and has no long-term guaranteed supply agreements with such suppliers. The Company seeks to maintain a sufficient safety stock to overcome short-term shipping delays or supply interruptions by its suppliers. The Company also endeavors to maintain ongoing communications with its suppliers to guard against interruptions in supply and has, to date, generally been able to obtain sufficient supplies in a timely manner. However, the Company's business and results of operations have in the past been and could in the future be adversely affected by a stoppage or delay of supply, substitution of more expensive or less reliable parts, receipt of defective parts or contaminated materials, an increase in the price of such supplies or the Company's inability to obtain reduced pricing from its suppliers in response to competitive pressures. For example, the Company is currently negotiating with several suppliers to accelerate the delivery schedule for parts from the estimated delivery schedules given by such suppliers and with one other supplier, who had been a sole source of a particular part, to continue supplying such part. If these suppliers are not able to accelerate delivery as requested by the Company, the Company's operating cost may be increased or a portion of the Company's manufacturing line might be shut down for a period of time, delaying delivery of the Company's products to its customers and consequently creating customer dissatisfaction. Any significant interruption in delivery of such parts could have a material adverse effect on the Company's business and results of operations.

  Customer Order Fluctuations. The Company's product revenue is subject to fluctuations in customer ordering practices. Occasionally, some of the Company's customers have ordered more products than they need in a given period, thereby building up inventory and delaying placement of subsequent orders until such inventory has been reduced. Also, customers have occasionally placed large orders which they have subsequently canceled. Despite cancellation penalties in the Company's sales agreements, such cancellations can have adverse effects on the Company's business and results of operations because the Company may have incurred inventory or other expenses in preparing to fill such orders prior to their cancellation. Virtually all of the Company's backlog is subject to cancellation. Cancellation of significant portions of the Company's backlog, or delays in scheduled delivery dates, could have a material adverse effect on the Company's business and results of operations.

  Potential Adverse Impact of Environmental Regulations. The Company is subject to a variety of Federal, state and local governmental regulations related to the storage, use, discharge and disposal of toxic, volatile or otherwise hazardous or regulated chemicals used in its manufacturing processes. There can be no assurance that changes in environmental regulations will not impose the need for additional capital equipment or other requirements. Further, such regulations could restrict expansion of the Company's operations. Any failure by the Company to obtain required permits for, control the use of or adequately restrict the discharge of hazardous or regulated substances under present or future regulations could subject the Company to substantial liability, require costly changes in the Company's manufacturing processes or facilities, or cause its manufacturing operations to be suspended. Such liability or suspension of manufacturing operations could have a material adverse effect on the Company's business and results of operations. The Company has been forced in the past and may be forced in the future to eliminate certain substances from its manufacturing processes. Failure to obtain adequate replacements may result in decreased manufacturing yield, impairment of product reliability, inability to fabricate certain products or increased manufacturing costs.

  Product Liability Risks. Some of the Company's products become critical components in medical and surgical devices and printing, data storage, data transmission and communications systems. A malfunction of the Company's products in any application could result in tort lawsuits based on injuries resulting from such malfunctions, or in contract damages lawsuits resulting from high costs of repairing or replacing Company products in applications such as satellites or fiber cables or due to lost profits for data transmission down time. Although the Company attempts to reduce the risk of such losses through warranty disclaimers and liability limitation clauses in its sales agreements and by maintaining product liability insurance, there can be no assurance that such warranty disclaimers and liability limitations will be effective in limiting the Company's liability for any such damages or that such insurance will be adequate to cover any losses. The personal injury or lost profits damages could be substantial and could have a material adverse effect on the Company's business and results of operations.

  Rapid and Fundamental Technological Change. The semiconductor optoelectronics and laser industry is characterized by extensive research and rapid technological change. The development by others of new or improved products, processes or technologies have in the past made, and may in the future make, the Company's current or proposed products obsolete or less competitive. Although the Company devotes significant efforts and financial resources to further develop and enhance its existing products, there can be no assurance that advances in other or alternative technologies will not make the Company's products obsolete or less competitive. The Company's future business and results of operations will depend on its ability to enhance its existing products, develop new products that address the sophisticated needs of its customers and respond to technological advances and emerging industry standards and practices.

  Distribution Risks. The Company currently uses local distributors in key industrialized countries and local representatives in smaller markets. In addition, the Company's sales staff services certain overseas accounts and large customers directly. Although the Company has formal distribution contracts with certain of its distributors and representatives, many of the Company's relationships are currently on an informal basis. Most of the Company's international distributors and representatives offer only the Company's products; however, certain distributors offer competing products and there can be no assurance that additional distributors and representatives will not also offer products that are competitive with the Company's products. There can be no assurance that the Company's international distributors and representatives will enter into formal distribution agreements at all or on acceptable terms, will not terminate informal or contractual relationships, will continue to sell the Company's products or that the Company will provide the distributors and resellers with adequate levels of support. The loss of, or a significant reduction in revenue through, a significant number of the Company's international distributors and representatives would have a material adverse effect on the Company's business and results of operations.

  Risk of International Revenue. International revenue accounted for approximately 23%, 25%, 23% and 17% of the Company's total revenue in 1993, 1994, 1995, and the three month period ended March 31, 1996, respectively. International revenue carries a number of inherent risks, including reduced protection for intellectual property rights in some countries, the impact of recessionary environments in economies outside the United States, generally longer receivable collection periods, changes in regulatory environments, tariffs and other potential trade barriers. In addition, certain of the Company's international revenue is subject to export licensing and approvals by the DoC or other U.S. governmental agencies. Although to date the Company has experienced little difficulty in obtaining such licenses or approvals, the failure to obtain such licenses or approvals or comply with such regulations in the future could have a material adverse effect on the Company's business and results of operations.

  Need to Hire and Retain Personnel; Dependence on Key Employees. The future success of the Company is dependent, in part, on its ability to attract, assimilate and retain additional, including certain key, personnel. The Company will continue to need a substantial number of additional personnel, including those with specialized skills, to commercialize its products and expand all areas of its business in order to continue to grow. The Company intends to hire a significant number of additional personnel in the remainder of 1996 and beyond. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract, assimilate or retain additional highly qualified personnel. The Company's future performance also depends in significant part upon the continued service of its key technical and senior management personnel. The loss of the services of one or more of the Company's officers or other key employees could have a material adverse effect on the Company's business, operating results and financial condition. While many of the Company's current employees have many years of service with the Company, there can be no assurance that the Company will be able to retain its existing personnel. If the Company is unable to retain and hire additional personnel, the Company's business and results of operations could be materially and adversely affected. See "--Multisite Operations; Need to Manage Growth."

  Future Capital Requirements. The Company is currently devoting substantial resources to new equipment and facilities, development of new products, cost reduction and yield improvements. The Company believes that its existing cash balances, cash flow from operations, available lines of credit and cash available in the equity markets will be sufficient to fund capital equipment purchases, acquisitions of complimentary businesses, products or technologies and to provide adequate working capital through the end of 1997. However, there can be no assurance that events in the future will not require the Company to seek additional capital sooner or, if so required, that adequate capital will be available on terms acceptable to the Company. The timing and amount of any such capital requirements cannot be precisely determined at this time and will depend on several factors, including demand for the Company's products and products under development and changes in its industry. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

  Potential Volatility of Stock Price. Factors such as announcements of technological innovations, large customer orders, order cancellations or new products by the Company, its competitors or third parties, as well as quarterly variations in the Company's actual or anticipated results of operations, developments in litigation involving the Company and other factors, may cause the market price of the Company's Common Stock to fluctuate significantly. Furthermore, the stock market has experienced extreme price and volume fluctuations, which have particularly affected the market prices of many high technology companies and which have often been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. Many companies in the semiconductor industry, including the Company, have in the past year experienced historical highs in the market prices of their stock. The prices for several of these companies have subsequently decreased significantly.
There can be no assurance that the market price of the Company's Common Stock will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Company's performance.

  Sales of Common Stock into the Market. Sales of the Company's Common Stock in the public market after this offering could materially adversely affect the market price of the Company's Common Stock. The 1,125,000 shares sold hereby will be freely transferable without restriction under the Securities Act of 1933, as amended. In addition, shares of Common Stock sold in the Company's two prior public offerings and shares of unregistered stock and option shares registered on the Company's Form S-8 Registration Statements held by certain securityholders of the Company are also eligible for immediate sale in the public market. The Company's executive officers and directors, who hold an aggregate of approximately 1,921,258 shares of Common Stock, including option shares, have also agreed that for a period of ninety days after the date of this Prospectus, they will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, offer for sale, sell, transfer or otherwise dispose of any shares of Common Stock of the Company. See "Underwriting."

  Potential Anti-Takeover Effects of Delaware Law; Possible Issuances of Preferred Stock. Certain provisions of Delaware law could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving the Company, even if such events could be beneficial, in the short term, to the interests of the stockholders. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. In addition, shares of preferred stock may be issued by the Board of Directors without stockholder approval on such terms as the Board may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Moreover, although the ability to issue preferred stock may provide flexibility in connection with possible acquisitions and other corporate purposes, such issuance may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, a majority of the voting stock of the Company. The Company has no current plans to issue any shares of preferred stock. See "Description of Capital Stock."

                              RECENT DEVELOPMENT

  On May 6, 1996, the Company announced a three-for-two split of its Common Stock, to be effected in the form of a 50% stock dividend, payable on June 12, 1996 to stockholders of record on May 15, 1996. It is anticipated that certificates representing the additional shares will be distributed on June 12, 1996 and that beginning on June 13, 1996 price quotations for the Common Stock on the Nasdaq National Market will reflect the Stock Split. Share and per share data in this Prospectus have not been adjusted to reflect the pending Stock Split. The number of shares of Common Stock issuable upon exercise of outstanding options and the number of shares reserved for issuance under the Company's current stock incentive plans will be proportionately adjusted to give effect to the Stock Split.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 1,000,000 shares of Common Stock being offered by the Company hereby at an assumed public offering price of $42.00 per share are estimated to be $39,400,000 ($46,133,125 if the Underwriters' over-allotment option is exercised in full), after deducting the estimated underwriting discounts and commissions and offering expenses. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

  The net proceeds are expected to be used to expand the Company's manufacturing facilities, to acquire capital equipment and for general corporate purposes including working capital. In addition, the Company frequently reviews potential acquisition opportunities. Although there are no current plans with respect to any such transactions, proceeds of the offering could be used to acquire complementary businesses, products or technologies. Pending such uses, the net proceeds of this offering will be invested in short-term, investment-grade, income producing investments.

  The Company believes that its current cash balances, cash generated from operations, its bank line of credit and the net proceeds from the offering will be sufficient to fund necessary purchases of capital equipment and facilities expansion, and to provide adequate working capital through 1997. However, there can be no assurance that events in the future will not require the Company to seek additional capital sooner or, if so required, that adequate capital will be available on terms acceptable to the Company.

                          PRICE RANGE OF COMMON STOCK

  The Common Stock of the Company has been traded on the Nasdaq National Market since the Company's initial public offering on March 16, 1995 at $16.00 per share (the IPO). Prior to the IPO, there was no public market for the Company's Common Stock. The following table sets forth the range of high and low closing sale prices for the Common Stock for the periods indicated, as reported by the Nasdaq National Market, which prices do not reflect the pending Stock Split. See "Recent Development."

                                                                 PRICE RANGE OF
                                                                 COMMON STOCK
                                                                ---------------
                                                                 HIGH     LOW
   Year ended December 31, 1995
     First Quarter (from March 16, 1995)....................... $29 1/4 $24 1/2
     Second Quarter............................................  30      24
     Third Quarter.............................................  34 1/2  27 1/8
     Fourth Quarter............................................  27 1/4  20 1/4
   Year ended December 31, 1996
     First Quarter.............................................  34      22 1/2
     Second Quarter (through May 9, 1996)......................  42 1/4  29 3/4

  On May 10, 1996, the closing price of the Company's Common Stock as reported on the Nasdaq National Market was $42.00 per share. As of April 30, 1996, there were approximately 110 holders of record of the Common Stock.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company at March 31, 1996, and the consolidated capitalization of the Company as adjusted to give effect to the sale of 1,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $42.00 per share and the receipt of the estimated net proceeds therefrom. This table should be read in conjunction with the Company's Financial Statements and Notes thereto and "Selected Consolidated Financial Data" included or incorporated elsewhere in this Prospectus.

                                                            AS OF MARCH 31,
                                                                 1996
                                                          ---------------------
                                                                        AS
                                                           ACTUAL    ADJUSTED
                                                            (IN THOUSANDS,
                                                          EXCEPT SHARE DATA)
Deferred acquisition obligations(1)...................... $   2,680  $   2,680
Stockholders' equity:
  Preferred Stock, $0.001 par value; 1,000,000 shares
   authorized,
   none issued or outstanding............................       --         --
  Common Stock, $0.001 par value; 21,000,000 shares au-
   thorized(2)...........................................         7          8
  Additional paid-in capital (net of treasury shares)....    65,053    104,452
  Accumulated deficit....................................   (19,869)   (19,869)
  Less stockholders' notes receivable and cumulative
   translation adjustment................................      (394)      (394)
                                                          ---------  ---------
    Total stockholders' equity...........................    44,797     84,197
                                                          ---------  ---------
Total capitalization..................................... $  47,477  $  86,877
                                                          =========  =========

- ---------------------
(1) Represents deferred payments due in connection with the acquisition of Seastar. See Note 2 of Notes to Consolidated Financial Statements.

(2) 7,271,774 shares outstanding Actual; and 8,271,774 shares outstanding As Adjusted. Excludes options to purchase 1,803,210 shares of Common Stock, outstanding as of March 31, 1996 having a weighted average exercise price of $6.84 per share and 267,611 shares reserved for future issuance under the 1995 Employee Stock Purchase Plan and 28,572 shares, issuable at the Company's option on March 31, 1997, to pay a portion of the deferred acquisition obligations at an assumed price of $42.00 per share. See Note 8 of Notes to Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following consolidated selected financial data of the Company is qualified by reference to and should be read in conjunction with the consolidated financial statements of the Company, including the notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein. The Consolidated Statement of Operations Data for the three years ended December 31, 1995, and the Consolidated Balance Sheet Data as of December 31, 1994 and 1995 are derived from the audited consolidated financial statements included elsewhere in this Prospectus, which financial statements have been audited by Ernst & Young LLP, independent auditors, whose report with respect thereto appears elsewhere in this Prospectus. The Consolidated Balance Sheet Data as of December 31, 1992 and 1993 are derived from financial statements of the Company audited by Ernst & Young LLP but not included herein. The Consolidated Statement of Operations Data for the year ended December 31, 1992 have been derived from the unaudited financial statements of the Company. The Consolidated Statement of Operations Data for the three-month periods ended March 31, 1995 and 1996 and the Consolidated Balance Sheet Data as of March 31, 1996 are derived from unaudited interim financial statements contained elsewhere herein. The unaudited interim financial statements include all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of the data. Results of operations for interim periods are not necessarily indicative of results to be expected for the full fiscal year.

                                                                THREE MONTHS
                                                                    ENDED
                              YEARS ENDED DECEMBER 31,            MARCH 31,
                          ----------------------------------  -----------------
                            1992    1993     1994     1995     1995     1996
                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Total revenue:
 Product revenue........  $ 24,317 $22,176  $27,597  $45,277  $ 8,652  $17,348
 Research revenue.......     3,665   5,526    5,427    8,617    1,860    3,074
                          -------- -------  -------  -------  -------  -------
 Total revenue..........    27,982  27,702   33,024   53,894   10,512   20,422
Cost of revenue:
 Cost of product
  revenue...............    15,870  12,749   15,790   26,871    5,097   10,505
 Cost of research
  revenue...............     2,670   4,130    4,201    6,519    1,410    2,242
                          -------- -------  -------  -------  -------  -------
 Total cost of revenue..    18,540  16,879   19,991   33,390    6,507   12,747
                          -------- -------  -------  -------  -------  -------
 Gross margin...........     9,442  10,823   13,033   20,504    4,005    7,675
Operating expenses:
 Research and
  development...........     2,130   3,047    2,781    3,994      724    1,687
 Selling, general and
  administrative........     4,734   3,583    4,574    7,649    1,421    2,650
 In-process research and
  development...........       --      --       --    10,010      --       --
 Amortization of
  purchased intangibles.       --      --       --       --       --       161
                          -------- -------  -------  -------  -------  -------
 Total operating
  expenses..............     6,864   6,630    7,355   21,653    2,145    4,498
                          -------- -------  -------  -------  -------  -------
 Operating income
  (loss)(1).............     2,578   4,193    5,678   (1,149)   1,860    3,177
Interest (income)
 expense, net...........     1,095   2,356    2,079     (118)     424     (145)
                          -------- -------  -------  -------  -------  -------
 Income (loss) before
  income taxes(1).......     1,483   1,837    3,599   (1,031)   1,436    3,322
Provision for income
 taxes..................       994     687    1,404    1,788      531    1,163
                          -------- -------  -------  -------  -------  -------
 Net income (loss)(1)...  $    489 $ 1,150  $ 2,195  $(2,819) $   905  $ 2,159
                          ======== =======  =======  =======  =======  =======
 Net income (loss) per
  share(1)..............  $   0.12 $  0.23  $  0.44  $ (0.46) $  0.17  $  0.27
                          ======== =======  =======  =======  =======  =======
Shares used in computing
 net income (loss) per
 share(1)(2)............     3,995   5,006    5,032    6,152    5,375    8,049
                                    DECEMBER 31,
                          ----------------------------------          MARCH 31,
                            1992    1993     1994     1995              1996
CONSOLIDATED BALANCE
 SHEET DATA:
Working capital.........  $  6,540 $ 6,425  $ 5,556  $22,649           $25,949
Total assets............    19,216  19,612   23,799   56,643            58,821
Long-term debt (less
 current portion).......    26,266  24,821   22,519      --                --
Convertible redeemable
 preferred stock and
 stockholders' equity
 (net capital
 deficiency)............  (11,537)  (9,994)  (7,724)  40,500            44,797

- ---------------------
(1) Operating results for the year ended December 31, 1995, includes a one-time write-off of approximately $10 million of purchased in-process research and development during the fourth quarter in connection with the acquisition of certain assets and liabilities of Seastar. Excluding this write-off, the pro forma operating income, net income and net income per share was $8,861,000, $5,691,000 and $0.80, respectively. Pro forma net income per share was based on 7,153,000 common and common equivalent shares.
(2) See Note 1 of Notes to Consolidated Financial Statements for a description of the method used to determine the number of shares being used in computing net income (loss) per share.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

INTRODUCTION

  SDL designs, manufactures and markets semiconductor optoelectronic integrated circuits (OEICs), high power semiconductor lasers and related products. The Company's revenue consists of product and research revenue. The Company's product revenue is primarily derived from the sale of standard and customized products to a variety of customers, in volumes ranging from single products sold to numerous organizations to high unit volumes sold to certain original equipment manufacturer (OEM) customers. As a result, product gross margins tend to fluctuate based on the mix of products sold in any reported period. From the original products introduced in 1984, the Company has expanded its product offering to over 200 standard products in addition to providing custom design and packaging for OEM customers. OEM customers often fund the design or customization as well as the manufacturing and testing of their volume products. The primary applications for the Company's products include telecommunications, CATV, satellite communications, printing, medical, data storage, sensor, defense, materials processing and scientific markets.

  The Company's research revenue is derived from customer-funded research programs. The Company's research and engineering staff, which currently includes over 40 Ph.D.s, provides state-of-the-art research and proof-of-concept prototypes over a broad range of semiconductor OEIC and laser technologies. The Company has been issued over 45 U.S. patents and has over four dozen U.S. patent applications pending. Customer-funded research revenue is typically based on material and labor costs incurred, plus coverage for overhead and operating expenses, and in most cases, an additional profit component. Cost-based pricing has generally resulted in lower gross margins for research revenue than for product revenue. The Company typically retains rights to the technology developed under customer-funded research programs and therefore is able to leverage these programs to continue to broaden its product and technology offerings. All internally-funded research and development costs are expensed in the period incurred.

  On November 30, 1995, the Company and its subsidiary, SDL Optics, acquired substantially all of the assets of and assumed certain liabilities of Seastar, which was accounted for under the purchase method of accounting. SDL Optics' operating results are included in the accompanying consolidated financial statements since that date.

  Certain of the statements contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations may be forward-looking statements regarding the Company's business, operations and prospects. The Company's actual results could differ materially from those in such forward-looking statements. See "Risk Factors."

RESULTS OF OPERATIONS

  The following table sets forth certain consolidated statement of operations data expressed as a percentage of total revenues for the periods indicated.

                                                                THREE MONTHS
                                                                    ENDED
                                    YEAR ENDED DECEMBER 31,       MARCH 31,
                                    -------------------------   --------------
                                     1993     1994     1995      1995    1996
Total revenue:
  Product revenue..................    80.1%    83.6%    84.0%    82.3%   84.9%
  Research revenue.................    19.9     16.4     16.0     17.7    15.1
                                    -------  -------  -------   ------  ------
    Total revenue..................   100.0    100.0    100.0    100.0   100.0
Cost of revenue:
  Cost of product revenue (1)......    57.5     57.2     59.3     58.9    60.6
  Cost of research revenue (1).....    74.7     77.4     75.7     75.8    72.9

    Total cost of revenue..........    60.9     60.5     62.0     61.9    62.4
                                    -------  -------  -------   ------  ------
    Gross margin...................    39.1     39.5     38.0     38.1    37.6
Operating expenses:
  Research and development.........    11.0      8.4      7.4      6.9     8.2
  Selling, general and
   administrative..................    12.9     13.9     14.2     13.5    13.0
  In-process research and
   development.....................     --       --      18.5      --      --
  Amortization of purchased
   intangibles.....................     --       --       --       --      0.8
                                    -------  -------  -------   ------  ------
    Total operating expenses.......    23.9     22.3     40.1     20.4    22.0
                                    -------  -------  -------   ------  ------
    Operating income (loss)........    15.2     17.2     (2.1)    17.7    15.6
Interest (income) expense, net.....     8.5      6.3     (0.2)     4.0    (0.7)
                                    -------  -------  -------   ------  ------
Income (loss) before income taxes..     6.7     10.9     (1.9)    13.7    16.3
Provision for income taxes.........     2.5      4.3      3.3      5.1     5.7
                                    -------  -------  -------   ------  ------
Net income (loss)..................     4.2%     6.6%    (5.2)%    8.6%   10.6%
                                    =======  =======  =======   ======  ======

- ---------------------
(1) Cost of product revenue and cost of research revenue are stated as percentages of product revenue and research revenue, respectively.

 THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31,
1995

  Total Revenue. Total revenue for the quarter ended March 31, 1996 increased 94.3% to $20.4 million compared to $10.5 million in the corresponding 1995 quarter and increased 21.7% compared to total revenue for the quarter ended December 31, 1995. This increase was driven by demand for the Company's semiconductor lasers and optoelectronic solutions, revenue from SDL Optics, which was acquired in the fourth quarter of 1995 and, to a lesser extent, research revenue growth. Information-based products within the fiber-based telecommunications, satellite communications, printing, medical and industrial markets continued to represent approximately 70% of the Company's March 31, 1996 product revenue. The balance represented products for the light replacement markets. Research revenue continued to grow as compared to both the corresponding prior year quarter and the December 31, 1995 quarter, but at a slower rate than that of product revenue. For the three months ended
March 31, 1996, research revenue represented 15.1% of total revenue as compared to 17.7% for the three months ended March 31, 1995.

  International revenue increased by 33.8% for the first quarter of 1996 compared to the March 1995 quarter. However, international revenue as a percentage of total revenue for the three months ended March 31, 1996 decreased to 17.2% compared to 25.0% for the corresponding 1995 quarter. This decline was primarily due to the large percentage of SDL Optics' revenue within the domestic communications markets.

  The Company received 16.9% and 15.6% of its revenue for the three month periods ended March 31, 1996 and 1995, respectively, from Lockheed Martin. This compares to 23.0% of total revenue for the three month period ending December 31, 1995. Continued demand for the Company's fiber-based products during the first quarter of 1996 contributed to the percentage decline in total revenue derived from Lockheed Martin. There can be no assurances that the application markets for SDL's products will grow in future periods at historical percentage rates. Further, there can be no assurance that the Company will be able to increase or maintain its market share in the future or to sustain historical growth rates.

  Gross Margin. Total gross margin for the three months ended March 31, 1996 improved to 37.6% as compared to 36.6% for the quarter ended December 31, 1995, but remained relatively constant when compared to the three months ended March 31, 1995. Influencing this gross margin improvement was the combination of increased higher-margin product revenue and relatively flat cost-reimbursable revenue during the first quarter of 1996 as compared to the December 1995 quarter. However, product gross margins continued to be impacted primarily by a product customization program for Lockheed Martin.

  The Company's gross margin can be affected by a number of factors, including product mix, pricing pressures and product yield. Generally, the cost of newer products tends to be higher as a percentage of product revenue than that of more mature, higher volume products. In addition, the cost of research revenue is significantly higher as a percentage of revenue, as research revenue is typically based on costs incurred rather than market pricing. As a result of these factors, gross margin fluctuations are difficult to predict and there can be no assurance that the Company will maintain gross margins at current levels in future periods.

  Research and Development. The Company's future results depend, to a considerable extent, on its ability to maintain a competitive advantage in the products it provides. For this reason, SDL believes it is critical to continue to make investments in research and development to ensure the flow of innovative, productive, high-quality products. The Company's total research and development activities consist of customer-funded research programs and internally-funded research and development. Increased research revenue, together with increased spending on new product development projects, cost reduction, reliability improvement and the acquisition of the SDL Optics business resulted in the growth in total research and development activities during the three months ended March 31, 1996 to $3.9 million as compared to $2.1 million for the first quarter of 1995. As a percentage of total revenue, the total of customer-funded cost of research revenue and internally-funded research and development decreased to 19.2% for the three months ended March 31, 1996 from 20.3% for the corresponding 1995 quarter. The high relative growth in total revenue for the reported periods is the primary reason for the decreased ratio of total Company research and development activities on a year-over-year basis. Accordingly, the level of research and development may vary based on future levels of customer-funded research and development.

  Selling, General and Administrative. The increase of selling, general and administrative expense for the three months ended March 31, 1996 as compared to the March 1995 quarter resulted primarily from the continuing expansion of the Company's business, headcount increases, on-going litigation expense, and to a lesser extent, the acquisition of SDL Optics. When litigation expenses are excluded selling, general and administrative decreased as a percentage of total revenue. The Company expects that selling, general and administrative expenses will continue to increase to support the Company's current and expected future volumes of business. However, there can be no assurances that current selling, general and administrative levels as a percentage of total revenue are indicative of future selling, general and administrative as a percentage of total revenue. For the next several quarters, the Company expects that litigation expense may increase above the level recorded during the most recent three month period.

  Interest (Income) Expense, Net. The Company recorded net interest income for the first quarter of 1996 compared to net interest expense for the corresponding three month period of 1995 due to the repayment of the outstanding subordinated and bank debt, effective with the Company's March 1995 initial public stock offering.

  Provision for Income Taxes. The annualized estimated effective tax rate was 35.0% and 37.0% for the three month periods ended March 31, 1996 and 1995, respectively. The reduction in the effective tax rate is attributable to the benefits of the Company's foreign sales corporation and tax exempt income, as well as a reduction in the valuation allowance.

 1995 COMPARED TO 1994

  Total Revenue. The Company's total revenue increased 63.2% to $53.9 million in 1995 compared to $33.0 million in 1994. This increase was driven by a strong demand for the Company's semiconductor laser and optoelectronic solutions in fiber-based telecommunications, satellite communications, printing, medical and industrial markets. Information-based products represented approximately 70% of the Company's total 1995 revenue. The balance represented products for light replacement markets. New product introductions, improvements within existing products and expansion of the markets in which SDL participates were the primary reasons for the growth in information-based product revenue. While research revenue grew at a slightly lower rate than product revenue, 58.8% compared to 64.1%, research revenue remained at approximately 16% of total revenue based on the addition of several major research programs during 1995.

  International revenue increased by 45.2% during 1995 compared to 1994. International revenue accounted for 22.6% and 25.4% of 1995 and 1994 total revenue, respectively. There can be no assurances that the application markets for SDL's products will grow in future periods at historical percentage rates. Further, there can be no assurance that the Company will be able to increase or maintain its market share in the future or to sustain historical growth rates.

  Of the Company's 1995 revenue, 19.0% was received from Lockheed Martin through several government and commercial programs. Most of the Company's revenue from this customer during 1995 was, and during 1996 is expected to be, derived from Federally funded programs, which are subject to renewal every one or two years and to termination for convenience of the government agency. The loss of the Company's contracts with Lockheed Martin could have an adverse effect on the Company's results of operations.

  Approximately 5% of the Company's 1995 revenue was received through certain Federal government programs which required that participants meet specific eligibility requirements. During 1996, the Company expects that its growth will result in the Company exceeding the maximum number of employees allowed under these eligibility requirements before the end of 1996 and that the Company will no longer be able to compete for future research contract awards under these government programs. Loss of eligibility under these programs does not disqualify the Company from contracts awarded prior to the loss of eligibility. Loss of eligibility under these programs could materially decrease the Company's future revenue and could require increased internally funded research and development spending.

  The Company derived approximately 45% of its 1995 revenue directly or indirectly from a variety of Federal government sources. The demand for certain of the Company's services and products is directly related to the level of funding of government programs. The Company believes that the success and further development of its business is dependent upon the Company's ability to participate in such programs. For example, substantially all of the Company's research revenue for 1995 was funded by Federal programs. There can be no assurance that such programs will continue to be funded even if government agencies have available financial resources or that the Company will continue to be awarded contracts under such programs. See "Risk Factors-- Dependence upon Government Programs and Contracts," "Risk Factors--Loss of Eligibility for U.S. Government Small Business Innovative Research Contracts" and "Risk Factors--Customer Concentration."

  Gross Margin. Gross margin as a percentage of total revenue was 38.0% in 1995 compared to 39.5% in 1994. Lower product gross margins offset the slight increase in research gross margins in 1995 compared to the prior year period. 1995 gross margins declined primarily due to a higher percentage of cost reimbursable revenue, which includes a product customization program for Lockheed Martin.

  Research and Development. Total research and development activities decreased as a percentage of total revenue for 1995 from 1994 due to the increase of total revenue. During 1995, the total of customer-funded cost of research revenue and internally-funded research and development grew 50.6% to $10.5 million. As compared to total revenue, the total of customer-funded cost of research revenue and internally-funded research and development decreased to 19.5% for 1995 from 21.1% for 1994. The level of research and development may vary based on future levels of customer-funded research and development.

  Selling, General and Administrative. Selling, general and administrative expense for 1995 compared to 1994 increased primarily to support the Company's growth and litigation costs. When litigation expense is excluded, selling, general and administrative expense as a percentage of total revenue decreased due to revenue growth exceeding the growth in selling, general and administrative expense.

  In-process Research and Development. The acquisition of SDL Optics resulted in a $10.0 million one-time write-off of purchased in-process research and development during the fourth quarter of 1995.

  Interest (Income) Expense, Net. The Company recorded net interest income during 1995 compared to net interest expense during 1994 due primarily to the repayment of the outstanding subordinated and bank debt balances, effective with the Company's March 1995 initial public stock offering.

  Provision for Income Taxes. The effective tax rate for 1995 differs substantially from prior years due to the one-time write-off of in-process research and development from the acquisition of SDL Optics, which is not currently tax-deductible. Excluding the impact of the one-time write-off, the Company's effective tax rate for 1995 was reduced to 37.0% from 39.0% in 1994 primarily due to increased benefits of state tax credits and tax-exempt interest income, offset by reduced benefits from the Company's foreign sales corporation.

  A valuation allowance has been established in 1995 to offset a portion of the deferred tax asset attributable to the write-off of in-process research and development. Due to the extended period over which this tax benefit may be recognized, sufficient uncertainty exists regarding the realizability of a portion of this asset, and accordingly, a valuation allowance has been established.

 1994 COMPARED TO 1993

  Total Revenue. Total revenue increased 19.2% during 1994 to $33.0 million as compared to 1993. Product revenue for 1994 increased 24.4% to $27.6 million, while research revenue remained relatively unchanged as compared to that of the prior year. Approximately 60% of the increase in product revenue was due to increased OEM product sales. No customer accounted for 10% or more of revenue during 1994 or 1993. See "Risk Factors--Dependence Upon Government Programs and Contracts" and "Risk Factors--Customer Concentration."

  International revenues increased 31.0% for 1994 compared to 1993. International revenue represented approximately 25% of total revenue for 1994 as compared to approximately 23% for 1993.

  Gross Margin. Cost of product revenue increased to $15.8 million in 1994 primarily due to product revenue increasing 24.4% during 1994. However, product gross margin remained constant as a percentage of product revenue at approximately 43% for both 1994 and 1993. Research gross margin decreased to 22.6% in 1994 from 25.3% in the prior year. This decrease was due to additional reserves related to potential changes in estimated reimbursable costs.

  Research and Development. Internally-funded research and development decreased to 8.4% of total revenue for 1994 from 11.0% of total revenue for 1993. The high percentage level of investment in 1993 reflects the implementation of the strategic program initiated by the Company in 1993 to more rapidly broaden its product base.

  Selling, General and Administrative. Selling, general and administrative expenses increased to 13.9% of total revenue for 1994 from 12.9% of total revenue for 1993. This increase was principally attributable to increased marketing expense to promote new products and infrastructure expense to support the substantial increase in new orders received in 1994.

  Interest (Income) Expense, Net. Net interest expense decreased to $2.1 million during 1994 from $2.4 million during 1993 primarily due to a decrease in total debt outstanding, as well as a decrease in the weighted average interest rate.

  Provision for Income Taxes. The effective tax rates for 1994 and 1993 were 39.0% and 37.4%, respectively. The increased effective tax rate in 1994 is attributable to a relatively smaller favorable impact from the Company's foreign sales corporation. Effective January 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by Statement of Financial Accounting Standards No. 109 (FAS 109). As permitted by FAS 109, the Company has elected not to restate the financial statements of any prior years. The cumulative effect of adopting FAS 109 was not material.

QUARTERLY RESULTS OF OPERATIONS

  The following tables set forth certain unaudited quarterly financial data for the four quarters of 1994 and 1995 and the first quarter of 1996. The Company believes that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts below to present fairly the selected quarterly information when read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere herein. The results of operations for any quarter are not necessarily indicative of results that may be expected for any future period or for the entire year.

                                                        QUARTER ENDED
                          ---------------------------------------------------------------------------------
                                        1994                                1995
                          ----------------------------------  -----------------------------------    1996
                          MAR. 31  JUNE 30  SEPT. 30 DEC. 31  MAR. 31  JUNE 30  SEPT. 30  DEC. 31   MAR. 31
                                                       (IN THOUSANDS)
Total revenue:
 Product revenue........  $6,302   $6,456    $6,995  $7,844   $8,652   $10,411  $11,727   $14,487   $17,348
 Research revenue.......   1,296    1,323     1,257   1,551    1,860     2,103    2,357     2,297     3,074
                          ------   ------    ------  ------   ------   -------  -------   -------   -------
   Total revenue........   7,598    7,779     8,252   9,395   10,512    12,514   14,084    16,784    20,422
Cost of revenue:
 Cost of product reve-
  nue...................   3,548    3,675     4,109   4,458    5,097     6,138    6,865     8,771    10,505
 Cost of research reve-
  nue...................     867      954     1,067   1,313    1,410     1,489    1,756     1,864     2,242
                          ------   ------    ------  ------   ------   -------  -------   -------   -------
   Total cost of reve-
    nue.................   4,415    4,629     5,176   5,771    6,507     7,627    8,621    10,635    12,747
                          ------   ------    ------  ------   ------   -------  -------   -------   -------
   Gross margin.........   3,183    3,150     3,076   3,624    4,005     4,887    5,463     6,149     7,675
Operating expenses:
 Research and develop-
  ment..................     874      651       611     645      724       953      993     1,324     1,687
 Selling, general and
  administrative........   1,060    1,209     1,087   1,218    1,421     1,871    2,134     2,223     2,650
 In-process research
  and development.......     --       --        --      --       --        --       --     10,010       --
 Amortization of pur-
  chased intangibles....     --       --        --      --       --        --       --        --        161
                          ------   ------    ------  ------   ------   -------  -------   -------   -------
   Total operating ex-
    penses..............   1,934    1,860     1,698   1,863    2,145     2,824    3,127    13,557     4,498
                          ------   ------    ------  ------   ------   -------  -------   -------   -------
   Operating income
    (loss)..............   1,249    1,290     1,378   1,761    1,860     2,063    2,336    (7,408)    3,177
Interest (income) ex-
 pense, net.............     559      552       511     457      424      (112)    (219)     (211)     (145)
                          ------   ------    ------  ------   ------   -------  -------   -------   -------
Income (loss) before in-
 come taxes.............     690      738       867   1,304    1,436     2,175    2,555    (7,197)    3,322
Provision (benefit) for
 income taxes...........     269      288       338     509      531       805      945      (493)    1,163
                          ------   ------    ------  ------   ------   -------  -------   -------   -------
Net income (loss).......  $  421   $  450    $  529  $  795   $  905   $ 1,370  $ 1,610   $(6,704)  $ 2,159
                          ======   ======    ======  ======   ======   =======  =======   =======   =======
                                              AS A PERCENTAGE OF TOTAL REVENUE
                          ---------------------------------------------------------------------------------
Total revenue:
 Product revenue........    82.9%    83.0%     84.8%   83.5%    82.3%     83.2%    83.3%     86.3%     84.9%
 Research revenue.......    17.1     17.0      15.2    16.5     17.7      16.8     16.7      13.7      15.1
                          ------   ------    ------  ------   ------   -------  -------   -------   -------
   Total revenue........   100.0    100.0     100.0   100.0    100.0     100.0    100.0     100.0     100.0
Cost of revenue:
 Cost of product reve-
  nue (1)...............    56.3     56.9      58.7    56.8     58.9      59.0     58.5      60.5      60.6
 Cost of research reve-
  nue (1)...............    66.9     72.1      84.9    84.7     75.8      70.8     74.5      81.1      72.9
   Total cost of reve-
    nue.................    58.1     59.5      62.7    61.4     61.9      60.9     61.2      63.4      62.4
                          ------   ------    ------  ------   ------   -------  -------   -------   -------
   Gross margin.........    41.9     40.5      37.3    38.6     38.1      39.1     38.8      36.6      37.6
Operating expenses:
 Research and develop-
  ment..................    11.5      8.4       7.4     6.9      6.9       7.6      7.1       7.9       8.2
 Selling, general and
  administrative........    14.0     15.5      13.2    13.0     13.5      15.0     15.2      13.2      13.0
 In-process research
  and development.......     --       --        --      --       --        --       --       59.6       --
 Amortization of pur-
  chased intangibles....     --       --        --      --       --        --       --        --        0.8
                          ------   ------    ------  ------   ------   -------  -------   -------   -------
   Total operating ex-
    penses..............    25.5     23.9      20.6    19.9     20.4      22.6     22.3      80.7      22.0
                          ------   ------    ------  ------   ------   -------  -------   -------   -------
   Operating income
    (loss)..............    16.4     16.6      16.7    18.7     17.7      16.5     16.5     (44.1)     15.6
Interest (income) ex-
 pense, net.............     7.4      7.1       6.2     4.9      4.0      (0.9)    (1.6)     (1.3)     (0.7)
                          ------   ------    ------  ------   ------   -------  -------   -------   -------
Income (loss) before in-
 come taxes.............     9.0      9.5      10.5    13.8     13.7      17.4     18.1     (42.8)     16.3
Provision (benefit) for
 income taxes...........     3.5      3.7       4.1     5.4      5.1       6.5      6.7      (2.9)      5.7
                          ------   ------    ------  ------   ------   -------  -------   -------   -------
Net income (loss).......     5.5%     5.8%      6.4%    8.4%     8.6%     10.9%    11.4%    (39.9)%    10.6%
                          ======   ======    ======  ======   ======   =======  =======   =======   =======

- -------------------
(1) Cost of product revenue and cost of research revenue are stated as percentages of product revenue and research revenue, respectively.

  The Company's total revenue has increased steadily on a quarterly basis during the nine quarter period ended March 31, 1996, principally due to increased demand for both standard and custom products. Customer-funded research revenue has also increased due to the addition of numerous programs.

  Cost of revenue fluctuated between 58.1% and 63.4% for the nine quarters ended March 31, 1996, but the Company believes that such quarterly fluctuations do not reflect any significant trend.

  Research and development expenses have fluctuated over the past nine quarters between 6.9% and 11.5% of total revenues.

  Selling, general and administrative expenses have generally fluctuated between 13.0% and 15.5% of total revenues during the last nine quarters. These fluctuations were primarily due to the timing of increased marketing efforts relative to product introductions, major trade shows, customer proposal preparation activities, professional fees, travel, advertising and litigation expenses in 1996.

  Net interest expense declined in absolute dollars and as a percentage of total revenue through March 1995 due to both a decrease in total debt outstanding as well as a decrease in the weighted average interest rate, in part owing to current payment of interest on subordinated notes issued in connection with a 1992 recapitalization of the Company. Substantially all of the Company's debt was repaid in full in March 1995 with a portion of the proceeds of the IPO. As a result, the Company began generating net interest income in the quarter ended June 30, 1995.

LIQUIDITY AND CAPITAL RESOURCES

  Since 1992, the Company has financed its operations primarily through cash generated by operating activities and a portion of the proceeds from the sale of equity securities. For the three months ended March 31, 1996, net cash from operations of $3.4 million was provided by increased net income and non-cash adjustments for depreciation and amortization, the reduction of trade receivable days sales outstanding and the income tax benefit received from the exercise of employee stock options which was offset slightly by increased inventory and trade payables.

  Cash used for investing activities is attributable to capital expenditures, certain acquisitions and purchases of short-term investments. For the three months ended March 31, 1996, the Company spent $2.1 million for planned facilities expansion and capital equipment purchases, and made a $1.5 million payment pursuant to its remaining obligation for the acquisition of SDL Optics. The Company currently expects to spend approximately $12 million for capital equipment purchases and leasehold improvements during 1996. As a result of operating, investing and financing activities, the Company increased cash, cash equivalents and short-term investments to $11.4 million at March 31, 1996 as compared to $11.3 million at December 31, 1995.

  As of March 31, 1996, the Company's principal sources of liquidity included cash, cash equivalents, short-term investments and an $8.0 million secured line of credit, which expires in January 1997. Any borrowings under this line would be limited to 80% of eligible accounts receivable, as defined in the credit agreement (approximately $6.5 million of borrowings were available under the line at March 31, 1996), and bear interest at the bank's prime rate (8.25% at March 31, 1996). The credit agreement contains affirmative and negative covenants and, among other things, requires the Company to maintain certain financial ratios and restricts the ability to pay cash dividends.

  The Company has future cash requirements to complete its acquisition of the SDL Optics business of (i) $1.5 million payable on March 31, 1997, for which the Company was contingently liable for a letter of credit at March 31, 1996 and (ii) $1.2 million in cash or common stock of the Company (at the Company's option) on March 31, 1997.

  The Company believes that current cash balances, cash generated from operations, credit available under the bank line of credit and proceeds of this offering will be sufficient to fund capital equipment purchases, acquisitions of complimentary businesses, products or technologies and working capital requirements at least through 1997. However, there can be no assurances that events in the future will not require the Company to seek additional capital sooner or, if so required, that adequate capital will be available on terms acceptable to the Company.

                                   BUSINESS

  SDL is a leading designer, manufacturer and marketer of semiconductor optoelectronic integrated circuits (OEICs) and high power semiconductor lasers. The Company believes its leadership position is demonstrated by the Company's numerous awards for product technology and design, substantial market share and significant breadth of product offerings. The Company pioneered the design of, and commercially developed, the first OEIC containing multiple semiconductor lasers. Semiconductor OEICs integrate two or more semiconductor lasers or other optical or electronic elements onto a single chip. Semiconductor OEICs are revolutionizing the type and number of applications that can be served by optoelectronics. The Company's products replace traditional technologies in the electronics and optics industries with light-emitting semiconductor devices that are generally smaller, cheaper, more reliable, more durable and/or more powerful than their predecessors. The Company has over 200 standard and custom products, as well as systems, which are used in a diversity of markets such as cable television (CATV), telecommunications, satellite communications, printing, medical, data storage, consumer electronics, sensor, defense, materials processing and scientific markets. SDL's wholly-owned subsidiary, SDL Optics, designs, manufactures and sells semiconductor products for the fiber optic communications markets. The Company is also currently being funded to develop or customize products in certain existing markets, as well as local area network (LAN), display and entertainment markets. SDL's customers include 3M, Alcatel, AT&T, ATx Telecom Systems (a division of Amoco), Eastman Kodak, Iridex, Lockheed Martin, Lucent Technologies, NASA, Pioneer, TRW and Xerox.

INDUSTRY BACKGROUND

  The communications and information industries have historically relied on electricity for the transmission, display, storage, processing and generation of information. A significant portion of transmission of information, such as telephone or CATV signals, is still accomplished by sending electrical signals through coaxial cables or twisted pair copper wires. Data storage is often performed by electromagnetic writing on magnetic tape or disc. Display of information is commonly achieved by impinging electrons onto a phosphorescent screen in a cathode ray tube (CRT).

  Although these functions historically have been accomplished electronically, electronic solutions are subject to inherent performance limitations. For example, transmission of information via copper wires or coaxial cables is limited to short distances by the capacitance of the wire transmission medium, is characterized by limited data transfer rates, and is subject to electronic noise and signal interference. Recording information on magnetic media is limited by the medium's size and storage density. CRT displays are heavy, bulky and fragile. Today, communications and information markets are demanding faster data transmission, greater storage density and lighter, more durable displays.

  To overcome the limitations of electronic information transmission, storage and display, the communications and information industries are utilizing advanced light source and laser technologies. Light generally can carry more information at less expense and greater speed, and can store more information in a given space with greater precision. New forms of display are more reliable, smaller, lighter and more efficient. Enabled by the development of advanced light source and laser technology, light is beginning to replace electronic devices in communications and information industries.

  Light is also providing advances in other industries. Laser light is used in materials processing, welding and heat treatment, in surgical devices, and in environmental sensors. Laser welding and cutting can speed production lines. Laser surgery has been found to reduce bleeding and shorten recovery times. Laser satellite sensors use light to probe the earth's atmosphere for holes in the ozone layer and global atmospheric pollutants.

  Light for these markets has traditionally been supplied by solid state or gas lasers, light emitting diodes (LEDs) and incandescent lamps. Solid state lasers are specialized glass or crystals typically illuminated by a high-intensity incandescent lamp. Solid state and gas lasers are used in surgical devices and materials processing.

LEDs serve to display information and to illuminate. Incandescent lamps are used to illuminate liquid crystal displays. Significant shortcomings exist, however, with most of the traditional technology available for laser, LED and incandescent lamp applications. Solid state lasers are limited by their dependence on inefficient and unreliable incandescent lamps. Gas lasers are large, expensive, inefficient and fragile. LEDs generally have low power output and cannot be tightly focused. Incandescent lamps are fragile, inefficient and have relatively short operating lives.

  These markets demand an advanced light source; however, different applications require different light source properties. For example, the most important properties for CATV applications are high speed modulation, reliability and high power. In LANs, the most important properties are high speed modulation, reliability and low cost. Displays require small, lightweight, reliable, efficient and multicolor light sources. Materials processing requires high power, focusability and reliability. Data storage applications require focusability, low cost, small size, light weight and reliability. Such an advanced light source should therefore be highly reliable, highly efficient, small, rugged, light weight, capable of being modulated at high speed, focusable, low voltage and capable of generating the full color spectrum.

THE SDL SOLUTION

  Using its advanced semiconductor OEIC technology, the Company designs and manufactures products to overcome the limitations of traditional electronic and optical technology. With increased levels of semiconductor-based optoelectronic integration, the Company miniaturizes and generally reduces the cost while increasing the functionality of what previously were large, bulky and expensive components. The Company believes that, just like silicon integrated circuits, advanced semiconductor OEICs will represent an increasing portion of the electronic or optical system's value. Semiconductor OEICs have the potential to effectively meet many of the market needs for an advanced light source.

  A semiconductor OEIC integrates two or more semiconductor lasers or other optical or electronic elements such as lenses, light detectors, mirrors, light modulators, switches and light amplifiers onto a single chip. Semiconductor OEICs and lasers are built in semiconductor crystals. They can be miniaturized, allowing lasers to be made as small as a grain of salt. Semiconductor lasers are now widely used in electronic and optical systems such as compact audio disk players and laser printers. In many applications, semiconductor OEICs and lasers offer advantages over traditional light sources, as demonstrated in the table below.

Properties of Light Sources

                                                                                                       SMALL
                                             HIGH                                                      SIZE/
                                            AVERAGE             LOW   HIGH SPEED           MULTI- LOW  LIGHT-
                      INTEGRATABLE RELIABLE  POWER  FOCUSABLE VOLTAGE MODULATION EFFICIENT COLORS COST WEIGHT
- -------------------------------------------------------------------------------------------------------------
  Semiconductor
   OEICs/Lasers           X          X        X        X        X        X          X             X     X
- -------------------------------------------------------------------------------------------------------------
  LEDs                               X                          X                   X       X     X     X
- -------------------------------------------------------------------------------------------------------------
  Gas Lasers                                  X        X                                    X
- -------------------------------------------------------------------------------------------------------------
  Solid State Lasers                          X        X                                    X
- -------------------------------------------------------------------------------------------------------------
  Incandescent Lamps      X                   X                                             X     X     X


  As with silicon integrated circuits, SDL's advanced semiconductor OEICs and lasers provide functionality that cannot be achieved with conventional electronic or optical components. In the communications and information markets, the Company's products improve the transmission, storage and display of information by replacing electronic technology. Also, the Company's products replace traditional light sources in applications such as materials processing, surgical lasers, environmental sensors, and defense and scientific uses. The Company is seeking to achieve additional technological advances that would create new applications for semiconductor OEICs, such as all-optical satellite communications, all-optical switching of light from fiber to fiber in a fiber-optic transmission system, and generation of red, green and blue light on a single semiconductor chip for miniature display systems.

COMPANY STRATEGY

  The Company's objectives are to replace functions currently performed electronically with advanced semiconductor OEIC light sources and to substitute semiconductor OEICs and lasers for traditional light sources. Key elements of the Company's strategy include:

  Expand Technology Leadership. Through substantial investment in research and development, the Company seeks to expand its leadership position in various technologies. The Company funds a majority of its research and development programs with revenue received from customers in connection with the design and development of specific products and research programs. SDL intends to continue using customer funding to support both long-term research and near-term custom product development. The Company will pursue patents aggressively for any newly-created technologies, adding to its current U.S. portfolio of over 45 patents and over four dozen pending patent applications.

  Cultivate Customers in High Growth Markets. The Company focuses on what it perceives as the highest potential growth markets. As a result, the Company has experienced a substantial increase in orders resulting in a 56.2% increase in its backlog from March 31, 1995 to March 31, 1996. The Company works closely with customers in potential high-growth markets early in the design stage to optimize the performance of the Company's products in customer systems. For example, the Company's Business Communications Unit focuses on specific customer needs in the CATV, telecommunications, satellite communications and LAN markets.

  Pursue Forward Integration of Product Line. The Company is pursuing increased vertical integration and value-added systems products. The Company has recently added communications, medical, industrial and chemical-sensor systems and subsystems to its product portfolio. The Company is also integrating more advanced optoelectronics and optical systems and subsystems onto a chip with more advanced packaging. The acquisition of SDL Optics in November 1995 further illustrates the Company's strategy to pursue value-added vertical integration in the communications field. Additionally, in 1996, the Company started its Business Development Unit to more actively pursue vertical integration through acquisitions and new system level product introductions. The Company believes vertical integration provides the Company with higher performance products for its customers while maintaining a cost advantage over its competitors.

  Leverage Advanced Manufacturing Capability. The Company will seek to capitalize on its advanced semiconductor manufacturing capability by: (i) aggressively pricing volume products to encourage the development of new high-volume markets and the rapid growth of existing markets, (ii) increasing factory volume by producing a broad range of products and (iii) investing research and development funding in manufacturing cost reduction, yield improvement and increased factory automation. The Company believes that low manufacturing costs will be a key to its long-term success.

  Expand Worldwide Markets. The Company has established an enhanced international marketing infrastructure, including new distributors in Europe and the Pacific Rim. International revenue in 1995 increased 45.2% as compared to that of 1994. The Company intends to continue emphasizing its international marketing activities, where the Company believes many promising markets are located.

PRODUCTS

  The Company produces over 200 standard products and develops custom products for specific customer applications. SDL's products include: (i) "single mode" semiconductor OEICs, lasers and fiber optic modules, (ii) "multimode" semiconductor OEICs, lasers and fiber optic packages and (iii) systems incorporating or interfacing with the Company's semiconductor OEIC, laser and fiber optic products. Prices for the Company's products range from a few dollars to tens of thousands of dollars.

 SINGLE MODE PRODUCTS

  "Single mode" refers to the ability of the semiconductor OEIC or laser to focus the light it generates to a tiny spot (known as a diffraction limited spot) approximately 100 times smaller than the diameter of a human hair. Diffraction limited spots have a dimension of approximately the wavelength of such light. Single mode products allow greater voice and data rates to be transmitted over single mode optical fiber. Such single mode fiber communication products are manufactured by SDL Optics. Single mode products also allow data storage on and retrieval from regions the size of the laser's diffraction limited spot. The next generation of this technology is expected to allow greater amounts of information to be stored in an even smaller physical space. Currently, such products primarily use infrared lasers, emitting at a wavelength of approximately 780 nanometers (nm). Using a single mode blue laser emitting at a wavelength of 430 nm would allow the storage and retrieval of approximately four times more information in the same space. A red laser operating at 630 nm would allow storage and retrieval of approximately two times the data of an infrared laser or half the data of a blue laser.

 MULTIMODE PRODUCTS

  In contrast to single mode products, "multimode products" cannot be focused to diffraction limited spots. Rather, multimode products generally emit higher power light within a narrow spectrum and can be sufficiently focused or delivered through multimode optical fibers to allow replacement of traditional lasers, LEDs and high intensity incandescent lamps in certain applications. By integrating large numbers of multimode lasers on a single chip or coupling light into multimode fibers, multimode products can achieve effective power output comparable to all but the highest power gas lasers. Since the Company's multimode products are generally more reliable, smaller, lower voltage, more efficient, higher power and/or lower cost than traditional light sources, multimode products are used in applications such as laser surgery, printing, materials processing and pumping of solid state lasers for use in telecommunication and CATV transmitters, laser sensors, materials processing, defense and scientific applications.

 FIBER COUPLED PRODUCTS

  Light from both single mode and multimode products is often coupled into a transparent single mode or multimode optical fiber, respectively, prior to sale to a customer application. The recent acquisition of SDL Optics allows SDL to sell single mode fiber coupled products in addition to the multimode fiber coupled products sold previously. New single mode fiber coupled products made by SDL Optics include the 980 nm pump module for excitation of optical fiber amplifiers and a high power 1.5 ^m laser transmitter module for CATV transmission systems.

 SYSTEM PRODUCTS

  In addition to producing semiconductor OEICs and lasers, the Company manufactures electronic systems which provide control, power and interface functions for its semiconductor OEICs, lasers and fiber optic products. The Company presently markets fourteen such systems. A recently introduced fiber LAN transmitter/receiver system offers 1.2 gigabit per second transmission over a wider range of environmental conditions than any other product known to the Company. Eight additional systems are sold primarily to scientific and engineering development laboratory users who do not wish to provide their own electronic control units. The Company produces three different fiber coupled optical power delivery systems. These fiber-optic power delivery systems are designed to be used in laser surgery, materials processing, marking, scribing, soldering and pumping of solid state lasers. The Company also produces a line of high-power, wavelength tunable and wavelength stabilized products designed for scientific, pollution sensing, medical and chemical monitoring applications.

  The following table lists several applications for the Company's products, the type of SDL product used in the application and the dates the product was introduced or most recently updated. The Company is continually updating and customizing its products to meet specific customer needs.

Applications for SDL Products

                                                                                       INTRODUCTION OR
              REPRESENTATIVE APPLICATIONS                   PRODUCT DESCRIPTION         LATEST UPDATE
   SINGLE MODE
- ------------------------------------------------------------------------------------------------------
   CATV Transmitter at 1.5 microns                   High power, fiber coupled              1996
 -----------------------------------------------------------------------------------------------------
   Optical Amplifier for 1.5 microns                 High power, fiber coupled              1996
   CATV and Telephone Networks
 -----------------------------------------------------------------------------------------------------
   Satellite-to-Satellite Data Link                  High power, infrared                   1995
 -----------------------------------------------------------------------------------------------------
   Color, High Resolution, and Black & White Prints  Red, infrared, arrays                  1995
 -----------------------------------------------------------------------------------------------------
   Read/Write Computer Data Storage; Write to        Infrared, red                          1995
   PhotoCD
 -----------------------------------------------------------------------------------------------------
   Pollution Sensor; Gas Sensor; Atomic Clock        Single frequency                       1996
   Excitation
 -----------------------------------------------------------------------------------------------------
   Generation of Blue, Green and Red Light for       High power infrared and red            1995
   Displays, Printing
 -----------------------------------------------------------------------------------------------------
   Move/Sort Biological Cells with Light             High power                             1996
 -----------------------------------------------------------------------------------------------------
   Laser Pointers                                    Red, low cost                          1995
- ------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------
   MULTIMODE
- ------------------------------------------------------------------------------------------------------
   Satellite Communications Beacon                   High power, infrared                   1995
 -----------------------------------------------------------------------------------------------------
   Solid State Laser Transmitter for CATV and        High power, infrared                   1995
   Telecommunications
 -----------------------------------------------------------------------------------------------------
   High Power Optical Amplifiers for CATV and        High power, infrared                   1995
   Telephone Networks
 -----------------------------------------------------------------------------------------------------
   Excitation of Solid State Lasers for Cutting,     High power, fiber coupled              1995
   Soldering, Welding, Drilling, Marking
 -----------------------------------------------------------------------------------------------------
   Color Proofing/Publishing                         High power, fiber coupled              1995
 -----------------------------------------------------------------------------------------------------
   Illumination                                      High power red, infrared               1995
 -----------------------------------------------------------------------------------------------------
   Tissue Welding, Suturing; Diabetic Retinopathy    Infrared, red                          1995
   Treatment; Glaucoma Treatment, Eye Surgery,
   Cancer Treatment
 -----------------------------------------------------------------------------------------------------
   Laser Radar/Pollution Sensing/Astronomy           High power, infrared                   1995
- ------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------
    SYSTEM
- ------------------------------------------------------------------------------------------------------
   High Speed Data Transmission in Extreme           Ruggedized LAN transceiver             1996
   Temperatures
 -----------------------------------------------------------------------------------------------------
   Real-time Chemical Analysis                       High power, wavelength stabilized      1996
 -----------------------------------------------------------------------------------------------------
   General Surgery; Prostate Surgery                 High power, fiber coupled              1995
 -----------------------------------------------------------------------------------------------------
   Materials Processing, Soldering, Marking          High power, fiber coupled              1995
 -----------------------------------------------------------------------------------------------------
   Scientific Instrument, Sensors, Pollution         High power, wavelength tunable         1996
   Monitoring
 -----------------------------------------------------------------------------------------------------
   Scientific Laboratory Power Supplies              8 models, 1-150 Amps                   1995
 -----------------------------------------------------------------------------------------------------
   Excitation of Solid State Lasers                  High power, fiber coupled              1995
 -----------------------------------------------------------------------------------------------------



CUSTOMER APPLICATIONS

  The Company's products serve many applications in the communications, information and light source replacement markets. A description of specific examples of applications of the Company's current and developmental products follows. Except for "Early Stage and Developmental Products," the following examples of the Company's products are substantially completed. In certain cases, the customer's product is not yet completed. In many cases, the applications for the Company's and the customer's products are emerging or are otherwise in new markets. No assurances can be given that the Company or its customers will continue their development efforts, that markets will develop for such products, that such products will be completed or will not be superseded by other technology or that these products will achieve any degree of market acceptance. See "Risk Factors--Dependence on Emerging Applications."

 COMMUNICATIONS

  . Telecommunications Amplifiers. SDL Optics provides single mode 980 nm fiber coupled pump modules to provide power for 1.5 micron fiber amplifiers. Fiber amplifiers are used to directly amplify weak digital light pulses in the fiber optic telecommunication backbone network, thereby replacing electronic repeaters. In comparison to electronic repeaters, optical amplifiers can amplify at higher data rates, can amplify many signals at the same time (wavelength division multiplexing) and can be spaced farther apart than electronic repeaters. As announced by AT&T, a single fiber can carry as much as 32 times more information using an optical amplifier system relative to electronic repeaters. This saves the cost of installing 31 more fibers to achieve the same data or voice transmission throughput.
   Since amplifiers represent a small percentage of the cost of installing a fiber optic line, telecommunication providers are rapidly adding capacity through use of this technology.

  . CATV Amplifiers. CATV providers are replacing coaxial transmission trunk lines with 1.5 micron optical fiber systems which can use optical amplifiers. In this case, the optical amplifiers are often used to supply high light power levels in order that the more powerful light signals can be split and delivered to over 10 times more sites or nodes. The optical amplifier system is also compatible with 2-way interactive communication.

  . CATV Transmitter. A high power wavelength stabilized transmitter laser module operating at 1.5 micron was introduced by the Company in February 1996. This unit delivers 50% more power to the CATV headend transmitter and light modulator than currently competitive products known to the Company. This added power allows an increase in the number of nodes served, an increase in the transmission distance and in certain cases eliminates the need for optical amplifiers entirely. This is the Company's first such transmitter product offering for the CATV market.

  . Local Area Network. In February 1996, the Company formally introduced its first complete transmitter receiver fiber optic system. The system operates at 1.2 Gb/sec and is compatible with standard emitter coupled logic (ECL) electronics. The system is the first known high speed LAN to operate reliably over a temperature range of -40(degrees)C to 125(degrees)C. Such a temperature range is required on most ships, airplanes and other environmentally sensitive applications. The system is much lighter weight, can transmit over longer distances and has a low radar reflection compared to coaxial cable systems.

 PRINTING AND PUBLISHING

  . Color Proofing. Eastman Kodak's "Approval" color proofing system utilizes the Company's semiconductor OEIC products. This system creates 14" by 17" ultra high quality glossy proofs at 1800 dots per inch resolution from digital input. Using SDL's product, color, resolution, tint and format can be adjusted prior to a publisher's approval for volume offset printing and publishing. This printing process produces instant proofs without wet chemical processing, reducing the environmental concerns associated with wet chemical processing.

 MEDICAL

  . Eye Surgery. Iridex uses the Company's multimode products to replace traditional gas lasers in treating diabetic retinopathy, an eye condition where retinal blood vessels bleed as a result of diabetes, causing blindness. The Iridex system is used to cauterize the blood vessels to reduce bleeding. Unlike gas lasers, the Company's product offers Iridex a lower cost source which is small, reliable and compatible with a standard 120 volt outlet. The Company's low voltage and low power consumption OEIC allows these products to be battery powered, enabling application in developing countries.

 MATERIALS PROCESSING

  . Drilling, Cutting and Welding. Precision Laser Machining Consortium, a group of 20 members and affiliated companies, including General Motors, Ford and Chrysler, uses the Company's semiconductor lasers to create next generation machine tool capability. By using high power kilowatt-level arrays of the Company's semiconductor lasers to create efficient, high intensity, reliable solid state lasers, consortium members are designing products to significantly improve their welding, drilling and cutting accuracy and productivity.

 DATA STORAGE/PLAYBACK

  . Recording. Eastman Kodak uses the Company's infrared and red single mode lasers for the recording and reading of digital information. The Company's infrared lasers are used to record information on Eastman Kodak's PhotoCDs, which store high-resolution color photographs. SDL's red single mode lasers are used to read and write data on Eastman Kodak's 14" diameter optical Mass Storage System. The Company's red lasers allow higher data storage density to be achieved. Compared with traditional laser sources used for reading information in compact audio disc players, SDL's high power red and infrared lasers allow recording as well as reading of data while achieving long operating life and low optical noise.

 SENSORS

  . Chemical Analysis. In 1996, the Company introduced a single mode high power wavelength stabilized laser for use in chemical analysis systems. This laser system is designed to replace gas lasers that are over 10 times larger, require over 100 times more power and are significantly more costly than the Company's product. This product can be utilized for real time high sensitivity chemical analysis as opposed to current batch sampling and remote location testing methods. Examples of potential applications include monitoring of production line chemical processes and administration of anesthetics. This is the Company's first laser system product to address the chemical sensor market.

 EARLY STAGE AND DEVELOPMENTAL PRODUCTS

  . CATV Amplifiers. In February 1996, the Company introduced a prototype 980 nm pump module which delivers up to 5 times more power than the Company's standard pump module. Amplifiers operating at 1.5 micron powered by this source could be split into up to 5 times more nodes compared to conventional amplified signals. Furthermore, this high power pump module emitting at 1015 nm can also be used to power a new generation of 1.3 micron fiber amplifiers. These amplifiers are significant because most of the CATV installed fiber infrastructure operates at 1.3 micron. The Company's new high power product enables 1.3 micron amplifiers to have sufficient amplification to service more nodes, potentially allow a significant capacity increase by using wavelength division multiplexing and could be made compatible with 2-way interactive communication.

  . Video Disc. The Company is developing a blue laser, designed to be used in high-density video disc players, which would allow a full-length two-hour movie to be stored on a five inch disc with higher resolution than developmental video disc systems based on red lasers. The Company is also attempting to develop a red laser with sufficient power and reliability to be used for recording information on an optical disc and is designed to be used in systems that could replace VCRs.

  . Holographic Data Storage. In 1995, the Company received an industry award for the introduction of the world's highest power single mode visible semiconductor laser. As an example of one application, this laser is being utilized in an experimental holographic data storage system having a capacity of one trillion bits or more and a data throughput rate of at least one billion bits per second. This capacity is 12 times greater than today's largest magnetic disk hard drives and the data recording and reading times are 10 times faster than those available today from magnetic storage systems.

  . Displays. The Company is being funded to develop red, green and blue laser sources for use in full-color displays. These sources are designed to have sufficient light intensity to be fully visible in a large screen theater display format or to be sufficiently small and efficient to be used in a flat-panel or head-mounted display.

SALES AND MARKETING

  The Company sells its standard products through direct sales in North America, and representatives and distributors throughout the rest of the world. In addition to its direct sales and marketing staff, the Company's senior management and technical staff market custom products to OEMs around the world and to U.S. government agencies.

  The Company supports its sales and marketing efforts by actively participating in electro-optics and communications trade shows and conferences. The Company seeks to increase the market visibility of its products by serving with customers on technical and organizing committees for such conferences and trade shows, presenting technical papers at such conferences and publishing in technical and trade journals. The Company distributes new product announcements and literature through direct mailings as well as advertising in trade journals.

 DOMESTIC SALES AND MARKETING

  The Company's sales and marketing staff, senior management and technical staff work closely with potential OEM customers to provide optoelectronic solutions for its customers' problems. The sales cycle begins by understanding the customer's requirements and then attempting to match them with the most optimal solution. Typically, the Company will first try to match the customer's requirements to an existing product or a modification of an existing product. Such modifications often involve changing a physical or electrical specification, developing a new package or changing the wavelength of the product. In some cases, the modification is costly enough that the Company charges the customer a non-recurring engineering fee. The Company will produce prototype customized devices and aid the customer in fitting the customized device to the requirement. When the OEM customer's evaluation is successful, which may take several years and several custom device iterations, negotiations regarding volume, delivery and price take place. The Company believes that the high level of marketing, management and engineering support involved in this process is beneficial in developing competitive differentiation and long-term relationships with its customers.

 INTERNATIONAL SALES AND MARKETING

  The Company markets its products internationally primarily through separate local distributors in key industrialized countries and local representatives in smaller markets. In addition, the Company's sales and marketing staff services certain international house accounts and large OEM customers directly. The Company intends to continue to expand its international marketing efforts. There can be no assurance that the Company's future international marketing efforts will continue to be as successful as the Company's past efforts, or that the increased level of international orders received in the recent past will be sustained in the future.

  The Company's international distributors and representatives are generally operating under letter agreements or contracts that allow for termination by either party upon 90 days' notice. The Company has formal contracts with some of its international distributors and representatives but has not yet obtained a signed contract with each party. There can be no assurance that the remaining distributors and representatives will enter into agreements at all or on terms that are favorable to the Company. There can be no assurance that any distributors and representatives will not terminate any formal or informal agreement, or that the Company would be able to find an acceptable replacement distributor or representative on acceptable terms. See "Risk Factors-- Distribution Risks."

CUSTOMERS

  The following is a representative list of the Company's customers.

  COMMUNICATIONS               DATA STORAGE             PRINTING
   Alcatel                       Eastman Kodak            3M
   ANT Bosch                     Matsushita               Creo Products
   AT&T                          NSIC (IBM, Rockwell, GTE)Eastman Kodak
   ATx Telecom Systems           Pioneer                  Fuji Xerox
   Harmonic Lightwaves                                    Xerox
   Japan Space Agency          MATERIALS PROCESSING
   Lockheed Martin
   Lucent Technologies           Fibertek               DEFENSE
   NASA                          Lightwave Electronics    ARPA
   NEC                           TRW                      U.S. Air Force
   Northern Telecom                                       U.S. Navy
   Oki Electric                SCIENTIFIC
                                 Coherent               SENSORS
                                 Continuum                Chromex
  MEDICAL                                                 Coherent Technologies
   Cell Robotics
   Coherent
   Iridex
   Nidek

  The Company received over 19% of its 1995 revenue and expects to receive over 10% of its 1996 revenue from Lockheed Martin, through several government and commercial programs, primarily in the satellite communications market. Almost all of the Company's revenues from Lockheed Martin during 1995 was and during 1996 is expected to be derived from Federally-funded programs. See "Risk Factors--Dependence Upon Government Programs and Contracts" and "Risk Factors--Customer Concentration."

TECHNOLOGY

  The Company's leadership in developing and delivering certain semiconductor OEICs, lasers and systems is based upon the Company's expertise in the technologies set forth below. The Company has a significant portfolio of proprietary technology, and has been issued over 45 U.S. patents and has over four dozen U.S. patent applications pending. In addition, the Company has a royalty-free, non-exclusive license to approximately 100 Xerox U.S. patents related to optoelectronics and lasers.

  The word "laser" is an acronym for "light amplification by stimulated emission of radiation." Light amplification in semiconductors occurs when electric current is injected at high density into a small portion of the semiconductor chip. Stimulated emission occurs when the light generated by the current is partially reflected by mirrors, further stimulating the production of light. At a threshold level of current, light radiates at high efficiency. Semiconductor lasers are believed to be the smallest, most efficient laser or light source known today.

 ADVANCED SEMICONDUCTOR OEIC AND LASER DESIGNS

  The Company has developed advanced application specific semiconductor OEIC and laser designs. Specifically, the Company believes that it has developed single mode chip designs that emit five times higher optical power levels than any other commercial single mode laser. The Company's most powerful multimode OEIC contains the equivalent of 1,000 semiconductor lasers. Two-dimensional arrays of these multimode OEICs are currently available at 5,000 watts of peak power and 1,400 watts of average power from a four centimeter by four centimeter array.

 ADVANCED SEMICONDUCTOR MANUFACTURING TECHNOLOGY

  The Company's semiconductor products and custom chips are based on the elements indium, aluminum, gallium, arsenic and phosphorous. These elements form compound semiconductors such as indium phosphide and gallium aluminum arsenide. The composition ratio of these elements determines the wavelength of light generated. Semiconductor OEIC and laser designs are processed via photomasking, etching, implantation, metallization and other techniques commonly used in the silicon integrated circuit industry. The Company has modified and adapted these techniques to its own manufacturing processes, and protects these modifications as proprietary information.

 MICROELECTRONIC PACKAGING

  The Company provides its customers with a variety of microelectronic packages. Package options include photodetectors for monitoring light output power, thermoelectric coolers for controlling the ambient temperature within the package, and optical fibers for low loss light transmission. Heat removal is a key packaging aspect for the Company's high power products. The Company has developed patented techniques for efficiently removing heat from the light-producing region of the chip.

  Maintaining the brightness and intensity of the semiconductor OEIC or laser is important in many applications. For example, the Company couples light from micron sized lasers into micron sized optical fibers by tightly aligning the laser and the fiber, thereby maintaining brightness. The Company has developed miniaturized "optical bench" technology, consisting of the laser chip or multi-element laser array and an arrangement to rigidly hold a single fiber or an array of optical fibers while maintaining alignments of less than one micron. The optical bench is integrated inside a hermetically sealed package to provide freedom from adverse environmental gases and water vapor.

 SPACE QUALIFICATION/RELIABILITY

  The Company has developed high-reliability device and packaging capability and a quality assurance system that has been certified by satellite systems companies for use in space. The Company believes that few of its competitors have similar space-qualified optoelectronic device and packaging capability, providing the Company with an advantage over many of its competitors in satellite markets. The Company believes that the space qualification of certain of its products demonstrates to customers in other markets where reliability is key to system performance, such as telecommunications, that the Company's products are highly reliable, providing product differentiation and a competitive advantage in those markets.

RESEARCH AND DEVELOPMENT

  Research and development in the semiconductor OEIC and laser industry is characterized primarily by design and product engineering that enables new functionality or improved performance. The Company's ability to successfully compete will be substantially dependent on its ability to design, develop and introduce on a timely basis new product offerings. The Company also focuses on reducing the cost of existing manufacturing processes, developing new process capabilities and adding new features to existing products.

  In 1993, 1994, 1995 and the three months ended March 31, 1996, the Company spent approximately $3.0 million, $2.8 million, $4.0 million and $1.7 million, respectively, on internally-funded research and development. The Company expects that it will continue to spend substantial funds on research and development activities.

  The Company receives research and development funding from Fortune 500 companies, major international corporations, smaller domestic and international companies, and multiple U.S. government agencies. Under such programs, the Company may bill the customer for a fixed non-recurring engineering charge or may bill for actual burdened costs. On many of these programs, the Company teams with its customers or suppliers to present a vertically integrated system solution. Certain of these programs also require research and development cost-sharing by the Company.

  The Company's product development strategy emphasizes a broad line of standard products that are based on customer input and requests, as well as custom product design. The Company often develops new products at the customer's system-design stage in order to optimize compatibility with the customer's system and to better ensure market acceptance.

  The Company has successfully introduced what it believes to be leading edge products. Over a twelve-year period, the Company received 20 new product awards from the three leading industry trade journals, more such awards over that time period than any other company in the industry. There can be no assurance that the Company will succeed in identifying new product opportunities, or in developing and bringing to market any such new products, or that the Company will be able to respond effectively to technological advances by others. There also can be no assurance that the Company's new products will be accepted by the Company's end markets. Moreover, the end markets for the Company's new standard products are subject to rapid technological change and there can be no assurance that, as such markets change, the Company's product offerings will remain current. See "Risk Factors--Competition" and "Risk Factors--Rapid and Fundamental Technological Change."

  The Company is developing or has demonstrated a variety of prototype chip designs including: (i) the integration onto a single chip of optical frequency converters (called "frequency doublers") with semiconductor lasers allowing the generation of red, green and blue light from infrared lasers, (ii) a two-dimensional one square centimeter chip emitting 50 watts of average power from a 1,500 element array of surface emitting lasers and (iii) lasers integrated onto a single chip with optical elements such as lenses, thereby miniaturizing and ruggedizing optical elements that previously were fragile and required precise alignment.

  The chart below describes some of the Company's recently awarded research development and customization programs, as well as some existing programs.

  Representative Externally-Funded Product Development/Customization Programs


                                                                                              CUSTOMER OR
          PROGRAM                          APPLICATION                 PROGRAM START      DEVELOPMENT PARTNER
- ------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------
  Pump Module Upgrade       Fiber Optic Amplifier                      February 1996  AT&T
- ------------------------------------------------------------------------------------------------------------------
  High Power Printer Laser  Color Printing                             November 1995  Eastman Kodak
- ------------------------------------------------------------------------------------------------------------------
  Holographic Data Storage  Mass Computer Memory                       October 1995   NSIC
- ------------------------------------------------------------------------------------------------------------------
  Blue Semiconductor Laser  Data Storage, Displays, Printing           May 1995       Hewlett-Packard, Xerox
- ------------------------------------------------------------------------------------------------------------------
  Satellite Transmitter     Japanese Optical Communications Satellite  November 1994  NEC, NASDA
- ------------------------------------------------------------------------------------------------------------------
  All Optical Switch        High Speed ATM Random Access               September 1994 Optivision
                            Switch Between 8 Input and 8 Output Fibers
- ------------------------------------------------------------------------------------------------------------------
  LAN Transmitter           Data Communications, FDDI, Fast Ethernet   August 1994    Hewlett-Packard, AMP, Dupont
- ------------------------------------------------------------------------------------------------------------------
  Red, Green, Blue Array    Printing, Data Storage, Displays           September 1992 Xerox


MANUFACTURING

  The Company's manufacturing operations are located at the Company's headquarters in San Jose, California, at a nearby facility in Santa Clara, California and in Victoria, British Columbia, Canada. The Company's manufacturing operation is vertically integrated and has capabilities in computer-aided chip and package design, wafer fabrication, wafer processing, device packaging, hybrid microelectronic packaging, printed circuit board testing, and final assembly and testing. Many of the functions within the Company's manufacturing operation are computer monitored or controlled, which enhances reliability and yield. The Company employs flexible manufacturing techniques, allowing the Company to switch readily, reliably and efficiently from one product to another. The Company believes that its flexible manufacturing capability differentiates it from its competitors.

  The Company's semiconductor OEICs and lasers are fabricated using many proprietary processes and customized manufacturing equipment. Therefore, almost all steps in the manufacturing of the semiconductor OEICs are performed by the Company. Any interruption in manufacturing resulting from shortages of parts or equipment, earthquake, fire, equipment failures or otherwise could have a material adverse effect on the Company's business and results of operations. In particular, a significant portion of the Company's production relies or occurs on equipment for which the Company does not have a backup. See "Risk Factors--Manufacturing Risks," "Risk Factors--Multisite Operations; Need to Manage Growth" and "Risk Factors--Control of Manufacturing Process." Outside contractors and suppliers are used to supply raw materials, packages and standard components, and to assemble printed circuit boards. The Company depends on single or a limited number of suppliers. The Company generally purchases these single or limited source products through standard purchase orders or one year supply agreements and has no long-term guaranteed supply agreements with such suppliers. The Company seeks to maintain a sufficient safety stock to overcome shipping delays or supply interruptions by its suppliers. The Company also endeavors to maintain ongoing communications with its suppliers to guard against interruptions in supply and has, to date, generally (although not always) been able to obtain sufficient supplies in a timely manner. Operating results have been in the past and could be in the future adversely affected by a stoppage or delay of supply, substitution of more expensive or less reliable alternate parts, receipt of defective parts or contaminated materials, an increase in the pricing of such supplies, or the Company's inability to obtain reduced pricing from its suppliers in response to competitive pressures. See "Risk Factors--Dependence on Single Source and Other Third Party Suppliers."

  The Company has on occasion been unable to manufacture certain products in quantities sufficient to meet the demand of its existing customer base and of new customers. As a result, the Company expanded its facilities by relocating its assembly, test and packaging operations to another building and is in the process of remodeling its original manufacturing facilities, adding new manufacturing equipment and obtaining additional facilities. In addition, in November 1995, the Company and its subsidiary, SDL Optics, acquired the business of Seastar, located in Victoria, British Columbia, Canada. Prior to these developments, the Company had no experience in managing operations in multiple sites and no assurance can be given that the Company will not experience unexpected delays, inefficiencies or management problems arising out of its multisite operations. Such delays or inefficiencies could materially adversely affect the Company's business and results of operations. The Company has experienced, and may in the future experience, lower than expected production yields that have adversely affected gross margins and delayed component, product and system shipments. There can be no assurance that the Company will be able to maintain acceptable manufacturing yields or ship products on time in the future. See "Risk Factors--Manufacturing Risks" and "Risk Factors--Multisite Operations; Need to Manage Growth."

ENVIRONMENTAL REGULATIONS

  The Company is subject to a variety of federal, state and local laws and regulations concerning the storage, use, discharge and disposal of toxic, volatile, or otherwise hazardous or regulated chemicals or materials used in its manufacturing processes. Further, the Company is subject to other safety, labeling and training regulations as required by local, state and federal law. The Company has established an environmental and safety compliance program to meet the objectives of applicable federal, state and local laws. This compliance program is administered by the environmental and safety department of the Company and includes monitoring, measuring and reporting compliance, establishing safety programs and training Company personnel in environmental and safety matters. There can be no assurance that changes in regulations and laws will not have an adverse economic effect on the Company. Further, such regulations could restrict the Company's ability to expand its operations. Any failure by the Company to obtain required permits or operate within regulations for, control the use of, or adequately restrict the discharge of hazardous or regulated substances or materials under present or future regulations could subject the Company to substantial liability, require costly changes in the Company's manufacturing processes or facilities or cause its operations to be suspended. See "Risk Factors--Potential Adverse Impact of Environmental Regulations."

BACKLOG

  As of March 31, 1996, the Company's total backlog was $37.8 million, as compared to $24.2 million at March 31, 1995. This increase is primarily due to orders placed during 1995. The Company's backlog includes all purchase orders that have been received and accepted. Orders constituting the Company's backlog are generally subject to delivery rescheduling, price renegotiations and cancellation at the option of the buyer without significant penalty. A significant portion of the Company's business, in line with that of much of the semiconductor industry, is characterized by short lead-time orders and quick delivery schedules.

COMPETITION

  The Company's various markets are highly competitive. The Company faces current or potential competition from four primary sources: (i) direct competitors, (ii) potential entrants, (iii) suppliers of potential new technologies and (iv) suppliers of existing alternative technologies.

  The Company offers a range of components, products and systems, and has numerous competitors worldwide in various segments of its markets. In high power laser and light source replacement markets, its direct competitors include Opto Power and Sony. In its single mode laser markets, its competitors include Sanyo and Philips among others. In its fiber amplifier pump market, IBM is the Company's primary competitor, with other competitors emerging, some of which are licensing technology from IBM. SDL Optics has multiple competitors in its single mode pump module product lines, including Lasertron, which is also licensing IBM chip technology. In 1995, several new start-ups began shipping products in these markets. The Company often competes with David Sarnoff Research Laboratories, among others, for research contract funding. The Company also sells its products to current competitors and companies with the capability of becoming competitors. If the markets for the Company's products continue to grow, new competitors are likely to emerge and present competitors may increase their market share.

  Potential new technologies may emerge to compete with the Company's products. For example, the Company is attempting to develop blue semiconductor lasers based on gallium nitride technology. Blue semiconductor lasers have been demonstrated based on an alternative technology, which the Company is not presently pursuing. Although such alternative technology has, to date, exhibited poor reliability, rapid advances in that technology could render obsolete any gallium nitride based lasers developed by the Company. Additionally, many other companies around the world are working to develop or have developed blue gallium nitride lasers. In most of the Company's product lines, both the Company and competitors are working to develop new technologies, or improvements and modifications to existing technologies, which will obsolete present products. There can be no assurances that the Company will continue its development efforts, or that such efforts, if continued, will be successful. In addition, there can be no assurances that markets will develop for any such products, or that any such products would be competitive with other technologies or products that may be developed by others.

  The Company also competes with alternate existing technologies. For example, the Company makes semiconductor laser products for powering CATV and telecommunications optical amplifiers. These optical amplifiers compete with electronic repeaters which utilize semiconductor laser transmitters and photo-sensitive receivers.

  Many of the Company's competitors have significantly greater financial, technical, manufacturing, marketing, sales and other resources than SDL. In addition, many of these competitors may be able to respond more quickly to new or emerging technologies, evolving industry trends and changes in customer requirements and to devote greater resources to the development, promotion and sale of their products than the Company. There can be no assurance that the Company's current or potential competitors do not already have or will not develop or acquire products comparable or superior to those developed by the Company, combine or merge to form significant competitors, or adapt more quickly than the Company to new technologies, evolving industry trends and changing customer requirements. Increased competition has resulted and could, in the future, result in price reductions, reduced margins or loss of market share, any of which could materially and adversely affect the Company's business and results of operations. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company would not have a material adverse effect on its business and results of operations. The Company expects that both direct and indirect competition will increase in the future. Additional competition could adversely affect the Company's results of operations through price reductions and loss of market share. In addition, the Company is currently involved in litigation with Spectra-Physics and Opto Power regarding rights to certain SDL technology. If the Company does not prevail in such litigation, the Company could face monetary damages and could be required to transfer and license valuable SDL trade secrets and technology to Spectra-Physics and its subsidiaries, possibly including Opto Power, which is currently manufacturing optoelectronic devices that compete with a number of the Company's products. Such a result could significantly impair the Company's competitive advantage in a number of technology areas and with respect to a number of products and could have a material adverse effect on the Company's business and results of operations. See "Risk Factors--Technology Agreement," "Risk Factors-- Competition" and "--Legal Proceedings."

INTELLECTUAL PROPERTY

  The Company has been a leader in the development of new technologies in the optoelectronics field and as such, has actively sought to patent its inventions. The Company frequently reviews its inventions and attempts to determine which inventions will provide substantial differentiation between the Company's products and those of its competitors. In certain cases, the Company may also choose to keep an invention or a process as a trade secret. Trade secrets are routinely employed in the Company's manufacturing processes. The Company has entered into non-disclosure agreements to protect its proprietary technology with its employees and consultants, and in some instances with its suppliers and customers.

  To date, the Company has been issued over 45 U.S. patents on devices, processes, packages and systems. No patent has less than seven years of life remaining before expiration and the average remaining life is approximately 12 years. Approximately four dozen additional patent applications are pending. The Company also has a royalty-free license to approximately 100 Xerox U.S. patents. It also has one royalty-bearing license from a third party. Management believes that the breadth of its issued and pending patents and licenses will allow the Company to compete effectively in its present and future businesses. However, because of rapid technological developments in the communications, electronics, optics and semiconductor industries and the broad and rapidly developing patent coverage, the patent position of any manufacturer, including the Company, is subject to uncertainties and may involve complex legal and factual issues. Consequently, although the Company holds certain patents, is licensed under other patents and is currently prosecuting additional patent applications, there can be no assurance that patents will issue from any pending applications or that claims allowed by any existing or future patents issued or licensed to the Company will not be challenged, invalidated, or circumvented, or that any rights granted thereunder will provide adequate protection to the Company. Moreover, the Company may be required to participate in interference proceedings to determine the priority of inventions, which could result in substantial cost to the Company. See "Risk Factors--Dependence on Proprietary Technology."

  Due to collaborative efforts with others, some of the Company's pending patent applications are filed under undivided joint ownership. Approximately fourteen of the Company's issued inventions were developed under Federal government funding and contain a provision for a non-exclusive, royalty-free license for Federal government use.

  The Company participates in a number of research or product development consortia in which the Company has agreed to grant other partners or consortia members, along with the Federal government, non-exclusive license to technologies developed with consortia funding. Some of these cross-license grants are royalty-free while others provide for market rate license fees. In certain situations, these consortia require the Company to invest its own research and development funds to match Federal government funds. The inventions of the Company and other consortia or team members made with matching research and development funds are also often subject to such cross-license grant provisions. Joint inventions made in such collaborations are normally jointly owned.

  The Company has registered the name SDL and its logo with the U.S. Patent and Trademark Office as trademarks.

  As part of its formation, the Company entered into the Technology Agreement with Spectra-Physics and Xerox pursuant to which, among other things, SDL granted to Spectra-Physics and Xerox an irrevocable, royalty-free, worldwide, non-exclusive license to patented and non-patented technology developed by SDL. Spectra-Physics and Opto Power have filed suit against SDL seeking, among other things, to enforce claims to SDL patented and non-patented technology developed through at least June 1993. If the Company does not prevail in such litigation, the Company could face significant monetary damages and could be required to transfer and license valuable SDL trade secrets and technology to Spectra-Physics and its subsidiaries, possibly including Opto Power, which is currently manufacturing optoelectronic devices and systems that currently compete with a number of the Company's products. See "Risk Factors--Technology Agreement" and "--Legal Proceedings."

  In March 1995, Xerox formally requested transfer of SDL technology under the Technology Agreement, but advised the Company that, in connection with such transfer, Xerox currently intends to use the SDL technology for Xerox' internal research and development, laser printing, image projection and other activities in the document processing field. Xerox further indicated to the Company that Xerox did not currently intend to become a supplier of products that would be competitive with the Company's current product offerings. SDL agreed to a limited technology transfer for those purposes. Xerox subsequently asserted a breach of contract claim against the Company in December 1995 claiming unspecified damages and specific performance of the Technology Agreement. No assurance can be given, however, that Xerox and such subsidiaries or affiliates as specified in the Technology Agreement will not in the future offer products competitive with the Company's products, which products could include or be based on SDL Technology.

LEGAL PROCEEDINGS

  As part of its formation, the Company entered into a technology agreement (the Technology Agreement) with Xerox Corporation (Xerox) and Spectra-Physics, Inc. (Spectra-Physics) pursuant to which, among other things, SDL granted to Spectra-Physics and Xerox an irrevocable, royalty-free, worldwide, non-exclusive license to certain patented and non-patented technology developed by SDL. In March 1995, Spectra-Physics initiated a lawsuit against the Company, which is currently scheduled for trial in California Superior Court on July 8, 1996, alleging that the Company was refusing to comply with its obligations under the Technology Agreement. Spectra-Physics claims that the Technology Agreement requires the Company to transfer and license to Spectra-Physics all patented and non-patented technology developed by the Company during a time period extending from the founding of the Company in 1983 until at least June 1993. Spectra-Physics asserts causes of action against the Company for breach of contract, promissory estoppel and fraud.

  On June 27, 1995, Spectra-Physics filed a first amended complaint, adding Opto Power Corporation (Opto Power), an affiliate of Spectra-Physics and a competitor of the Company, as a plaintiff. Opto Power's claims are based in part on its assertion that it is entitled to access to the Company's technology as a third party beneficiary of the Technology Agreement, because the Agreement is alleged to give Spectra-Physics the right to sublicense its subsidiaries. Opto Power's causes of action against the Company are for breach of contract, specific performance and declaratory relief. Spectra-Physics and Opto Power seek remedies of unspecified actual damages, punitive damages, declaratory judgment and specific performance.

  The Company has answered the first amended complaint denying the plaintiffs' claims and has filed a cross-complaint seeking declaratory relief regarding its obligations under the Technology Agreement as well as seeking damages and injunctive relief on various grounds against Spectra-Physics and Opto Power. In addition, the Company has named Xerox as an additional cross defendant on the claims for a declaratory judgment seeking an interpretation of the Technology Agreement with respect to the treatment of Xerox technical information, and Xerox has filed a cross-complaint against the Company seeking a declaratory judgment on the same issue and asserting breach of contract for the Company's alleged failure to transfer technology to Xerox pursuant to the Technology Agreement. Xerox seeks unspecified damages and specific performance of the Technology Agreement.

  In March 1995, Xerox formally requested transfer of SDL technology under the Technology Agreement, but advised the Company that, in connection with such transfer, Xerox currently intends to use the SDL technology for Xerox' internal research and development, laser printing, image projection and other activities in the document processing field. Xerox further indicated to the Company that Xerox did not at that time intend to become a supplier of products that would be competitive with the Company's current product offerings. SDL agreed to a limited technology transfer for those purposes. No assurance can be given, however, that Xerox and such subsidiaries or affiliates as specified in the Technology Agreement will not in the future offer products competitive with the Company's products, which products could include or be based on SDL Technology.

  Discovery is currently proceeding for this lawsuit, which is currently scheduled for trial beginning July 8, 1996. Although the Company believes that it has meritorious defenses to Spectra-Physics', Opto Power's and Xerox's claims, there can be no assurance that the Company will achieve a successful result in this litigation. The litigation has involved and is expected to continue to involve significant expense to the Company and to divert the attention of the Company's technical and management personnel, and the outcome could have a material adverse effect on the Company's business and results of operations. If the Company does not prevail in such litigation, Spectra-Physics is claiming substantial monetary damages and the Company could be required to license and to transfer valuable SDL trade secrets and technology to Spectra-Physics and its subsidiaries, possibly including Opto Power, which is currently manufacturing optoelectronic devices that compete with a number of the Company's products. Such a result could significantly impair the Company's competitive advantage in certain technology areas and with respect to a number of products and could have a material adverse effect on the Company's business and results of operations.

  In 1985, the Company received correspondence from Rockwell International Corporation (Rockwell) alleging that a fabrication process used by the Company infringes a Rockwell patent. Those allegations have led to two lawsuits, which are currently pending. The first lawsuit was initiated in August 1993, when Rockwell sued the Federal government in the United States Court of Federal Claims, alleging infringement of the Rockwell patent with respect to the contracts the Federal government has had with at least 15 companies, including the Company (the Government Lawsuit). The Company was not originally named as a party to the Government Lawsuit. However, the Federal government has asserted that, if it is held liable to Rockwell for infringement of the Rockwell patent in connection with some of its contracts with the Company, the Company will be liable to indemnify the Federal government for a portion of its liability on certain contracts.

  In May 1995, Rockwell filed suit against the Company in the Northern District of California, alleging that the Company had infringed and currently infringes the Rockwell patent in connection with the Company's manufacture and sale of products to customers other than the United States (the Rockwell-SDL Action). By its complaint, Rockwell seeks a permanent injunction against the Company enjoining it from infringement of the Rockwell patent, damages in an unspecified amount for the Company's alleged past infringement of the patent, treble damages and attorneys' fees. The Company filed an answer to the complaint on August 18, 1995, alleging that Rockwell's patent is invalid, that Rockwell's patent is not infringed by the Company, that Rockwell's patent is unenforceable under the doctrine of inequitable conduct, and that Rockwell's action is barred by the doctrines of laches and equitable estoppel. On August 11, 1995, the Company filed a motion to stay the Rockwell-SDL Action based upon the pendency of the Government Lawsuit. The District Court granted the Company's motion to stay on September 15, 1995. There have been no further proceedings in the Rockwell-SDL Action. Since intervening, the Company has pursued discovery regarding construction of the Rockwell patent's claims and regarding the Company's allegation that the Rockwell patent is invalid. Discovery on these issues is presently scheduled to close on September 30, 1996. In March 1996 Rockwell filed a motion seeking summary judgment that its patent is not invalid. The Company has filed its response to that motion and has filed a cross-motion for summary judgment that the patent is invalid. In addition, the Company intervened in the Government Lawsuit. The Company believes that it has meritorious defenses to Rockwell's allegations, including, among others, that the Company's process does not infringe Rockwell's patent upon which its claim is based and that such patent is invalid. However, the resolution of intellectual property disputes is often fact intensive and, therefore, the results are inherently uncertain. There can be no assurance that Rockwell will not ultimately prevail in this dispute. If

Rockwell were to prevail, it could be awarded substantial monetary damages and/or an injunction against the sale of infringing products by the Company. If such an injunction were entered, the Company may seek to obtain a license to use Rockwell's patent. There can be no assurance, however, that a license would be available on reasonable terms or at all. The award of monetary damages against the Company, or the grant of an injunction and failure to obtain a license to use Rockwell's patent on commercially reasonable terms could have a material adverse effect on the Company's business and results of operations. Rockwell is significantly larger than the Company and has significantly greater resources with which to pursue such litigation. Such litigation is expected to involve significant expense to the Company and divert the attention of the Company's technical and management personnel and could have a material adverse effect on the Company's business and results of operations.

EMPLOYEES

  As of March 31, 1996, the Company employed 441 persons, including 279 in manufacturing, 106 in engineering, research and development, 19 in sales and marketing, and 37 in general and administrative capacity. The Company also employs, from time to time, a number of temporary employees and consultants on a contract basis. As of March 31, 1996, the Company employed 42 such persons. None of the Company's employees is represented by a labor union. The Company has not experienced any work stoppages and considers its relations with its employees to be good. See "Risk Factors--Need to Hire and Retain Personnel; Dependence on Key Employees."

FACILITIES

  The Company leases two adjacent buildings comprising approximately 64,000 square feet of office and manufacturing space in San Jose, California. These facilities serve as the Company's headquarters and include manufacturing, marketing, research, engineering and administrative functions. The present leases expire in November 1996. The Company has renewal options to extend these leases through November 2016.

  In January 1995 and May 1996, the Company leased an additional 50,000 and 10,000 square feet, respectively, of manufacturing, office and warehouse space in Santa Clara, California, approximately three miles from its headquarters. These leases expire in March 2002 and May 1999, respectively. The Company has renewal options to extend the January 1995 lease through 2017 and recently exercised an option for an adjacent additional 50,000 square feet. SDL Optics leases 21,000 square feet of manufacturing and office space, and adjacent parking space, in Saanichton, British Columbia, Canada. These facilities serve as SDL Optics' headquarters and include manufacturing, marketing, research, engineering and administrative functions. The present leases expire in August 1998. SDL Optics has two one-year renewal options under each lease and an option to purchase the manufacturing and office space during the initial or renewal term of the lease for that facility.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company and their ages as of the date of this Prospectus are as follows:

             NAME            AGE                            POSITION
   Donald R. Scifres.......   49 Chairman of the Board, Chief Executive Officer and President
   John P. Melton..........   60 Vice President, Business Operations, Secretary and Director
   Gregory C. Lindholm.....   45 Vice President, Finance, Chief Financial Officer and Treasurer
   Richard R. Craig........   40 Vice President, Communications Business Unit
   John G. Endriz..........   54 Vice President, Engineering
   David S. Evans..........   61 Vice President, Marketing & Sales
   Elizabeth A. Gurklys....   35 Vice President, Human Resources
   Thomas L. Koch..........   40 Vice President, Research & Development
   Hsing H. Kung...........   51 Vice President, Manufacturing
   David F. Welch..........   35 Vice President, Business Development
   Keith B. Geeslin (1)....   43 Director
   Anthony B. Holbrook (1).   56 Director
   Mark B. Myers (2).......   57 Director
   Frederic N. Schwettmann       Director
    (2)....................   56

- ---------------------
(1) Member of Audit Committee.
(2) Member of Compensation Committee.

  Dr. Scifres has been President, Chief Executive Officer and a member of the Board of Directors of the Company since its inception in June 1983. In connection with a recapitalization of the Company in 1992 (the Recapitalization), Dr. Scifres became Chairman of the Board. Upon completing his Ph.D. in 1972, Dr. Scifres joined Xerox Palo Alto Research Center.
Dr. Scifres earned a bachelor's degree in electrical engineering from Purdue University in 1968, and a master's degree and doctorate in electrical engineering from the University of Illinois in 1970 and 1972, respectively. Dr. Scifres is a Fellow of the Institute of Electrical and Electronic Engineers and the Optical Society of America, holds over 100 U.S. patents and has won several industry awards, including awards for commercialization of semiconductor OEIC and laser technology.

  Mr. Melton joined the Company as a consultant in 1987 and became Manager, Business Operations of the Company in 1988. In connection with the Recapitalization, Mr. Melton's title was changed to Vice President, Business Operations and Mr. Melton became a Director of the Company. Mr. Melton is also Chairman of SDL Optics. Mr. Melton earned a bachelor's degree in chemistry from the University of Oklahoma in 1958, and an M.B.A. degree from Stanford University in 1963.

  Mr. Lindholm joined the Company in September 1985 as Controller and Treasurer. In connection with the Recapitalization, Mr. Lindholm's title was changed to Vice President, Finance and Chief Financial Officer. Mr. Lindholm received a B.A. degree in business administration from California State University, Fullerton in 1975.

  Dr. Craig joined the Company in September 1989 as Senior Staff Engineer in the Engineering Department. He was appointed Communications Business Unit Director upon creation of the unit in August 1994, and became Vice President, Communications Business Unit in March 1995. Dr. Craig is also the President of SDL Optics. Dr. Craig received a B.S. degree in physics from the University of California, Berkeley in 1978 and a Ph.D. in electrical engineering from the University of California, Los Angeles in 1985.

  Dr. Endriz joined the Company in February 1988 as Engineering Manager. In connection with the Recapitalization, Dr. Endriz's title was changed to Vice President, Engineering. Dr. Endriz received an M.S. degree in electrical engineering from the Massachusetts Institute of Technology in 1965 and a Ph.D. in electrical engineering from Stanford University in 1970.

  Mr. Evans joined the Company in June 1984 as Manager, Marketing and Sales. In connection with the Recapitalization, Mr. Evans' title was changed to Vice President, Marketing and Sales. Prior to joining the Company, Mr. Evans was employed by Spectra-Physics from 1966 to 1984, serving as International Sales Manager, responsible for worldwide sales and support activities for Spectra-Physics' Laser Products Division.

  Ms. Gurklys initially joined the Company in April 1990 as Human Resources Representative. From March 1995 to June 1995, she was Human Resources Manager of Quasar Engineering, Inc., an architectural design company. In July 1995, Ms. Gurklys rejoined the Company as Director of Human Resources and became Vice President, Human Resources in January 1996. Ms. Gurklys received a B.A. degree in administrative studies from York University in 1989.

  Dr. Koch joined the Company in February 1996 as Vice President of Research & Development. From October 1989 to January 1996 he managed the research in optoelectronic technology at Lucent Technologies, Inc., formerly AT&T Bell Laboratories-Telecommunications. Dr. Koch received B.A. degree in physics from Princeton University in 1977 and a Ph.D. in applied physics from The California Institute of Technology in 1982. Dr. Koch has received industry awards for development of optical communication related technologies.

  Dr. Kung joined the Company in October 1983 as Manufacturing Manager. In connection with the Recapitalization, Dr. Kung's title was changed to Vice President, Manufacturing. Dr. Kung received a B.S. degree in electrical engineering from Chen Kung University in Taiwan in 1966, an M.S. degree from the University of Texas in 1969, a Ph.D. in electrical engineering from the University of California-Berkeley in 1974 and an M.B.A. from the University of Santa Clara in 1978.

  Dr. Welch joined the Company in January 1985 as a member of the technical staff. In January 1991, he became Manager of the Research Department. In connection with the Recapitalization, Dr. Welch's title was changed to Vice President, Research & Development. Dr. Welch's title has recently changed to Vice President--Business Development. Dr. Welch received a B.S. degree in electrical engineering from the University of Delaware in 1981 and a Ph.D. in electrical engineering from Cornell University in 1985. Dr. Welch received the Outstanding Young Scientist Award from the Optical Society of America in 1994 for his contributions to the commercialization of semiconductor OEICs and lasers.

  Mr. Geeslin has been a Director of the Company since July 1992. Mr. Geeslin is Senior Vice President of The Sprout Group, where he has been employed since 1984. In addition, he is a direct or indirect general or limited partner of a series of investment funds associated with The Sprout Group, a division of DLJ Capital Corporation, a subsidiary of Donaldson, Lufkin & Jenrette, Inc. Mr. Geeslin is also a director of Actel Corporation, Norand Corporation and several privately held companies. Mr. Geeslin received a B.S.E.E. degree from Stanford University in 1975, an M.A. degree in Philosophy, Politics and Economics from Oxford in 1977, and an M.S. degree in engineering-economic systems from Stanford in 1978.

  Mr. Holbrook has been a Director of the Company since December 1995. Mr. Holbrook has served as a director and Vice Chairman of Advanced Micro Devices since August 1994. Mr. Holbrook joined AMD in 1973 as Managing Director of computer interface and linear circuits. He served in a number of executive capacities and in 1982 was named Executive Vice President and Chief Operating Officer. In 1986, Mr. Holbrook was appointed President and Chief Operating Officer, positions he held until May 1, 1989, at which time he was named Chief Technical Officer. Mr. Holbrook retired in August 1994. Prior to joining AMD, Mr. Holbrook held engineering management positions with Fairchild Semiconductor and Computer Micro Technology Corporation.

  Dr. Myers has been a Director of the Company since December 1992. Dr. Myers is Senior Vice President, Corporate Research and Technology of Xerox Corporation, responsible for worldwide research and technology. Since joining Xerox in 1964, Dr. Myers has held several research and engineering positions. He was named Vice President and Manager of the Webster Research Center in 1984. He was elected Corporate Vice President in May 1989 and was named to his current position in February 1992. Dr. Myers earned a B.S. degree in geology and physics from Earlham College, Richmond, Indiana, in 1960 and a Ph.D. in material sciences from Pennsylvania State University in 1964.

  Dr. Schwettmann was appointed a member of the Board in October 1994. Dr. Schwettmann has served as President, Chief Operating Officer and Director of Read-Rite Corporation since May 1993. Dr. Schwettmann has held positions as Chairman of the Advisory Committee for Integrated Systems at Stanford University, member of the Board of the Applied Technology Institute for Microelectronics and member of the Board of SEMATECH. He currently serves on the Board of Actel Corporation. Prior to joining Read-Rite, Dr. Schwettmann worked with Hewlett-Packard Company from 1976 to 1993, his most recent position being Vice President and General Manager of the Circuit Technology Group. Dr. Schwettmann received his B.Ch.E. degree from The City College of New York in 1961, his M.Ch.E. degree from New York University in 1964, and his Ph.D.Ch.E. degree from The City University of New York in 1969.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of May 1, 1996 and as adjusted to reflect the sale of shares offered pursuant to this Prospectus, by (a) each stockholder known by the Company to be the beneficial owner of more than five percent of the Company's Common Stock, (b) each Director, (c) certain executive officers and (d) all executive officers and directors as a group. The following table does not reflect the pending Stock Split. See "Recent Development."

                                       NUMBER OF SHARES                NUMBER OF SHARES
                                      BENEFICIALLY OWNED              BENEFICIALLY OWNED
                                     PRIOR TO OFFERING(1)    NUMBER    AFTER OFFERING(2)
5% BENEFICIAL OWNERS, DIRECTORS AND  -----------------------OF SHARES ---------------------
        EXECUTIVE OFFICERS             NUMBER      PERCENT   OFFERED    NUMBER    PERCENT
Donald R. Scifres(2)(3)...                849,332     11.1    24,000      824,332     9.4
Keystone Small Growth
 Fund(4)..................                500,000      6.8         0      500,000     5.9
JP Morgan & Co., Inc.(5)..                373,870      5.1         0      373,870     4.4
Keith B. Geeslin(2).......                188,771      2.6         0      188,771     2.2
Hsing H. Kung(2)(6).......                160,554      2.2    30,000      130,554     1.5
David S. Evans(2).........                155,570      2.1    17,000      138,570     1.6
David F. Welch(2)(7)......                102,512      1.4    10,000       92,512     1.1
John P. Melton(2)(8)......                101,768      1.4    12,000       89,768     1.1
Gregory C. Lindholm(2)(9).                 91,526      1.2    15,000       76,526      *
John G. Endriz(2).........                 51,447       *      8,000       43,447      *
Richard R. Craig(2).......                 41,671       *      5,000       36,671      *
Mark B. Myers(2)..........                  7,133       *          0        7,133      *
Frederic N.
 Schwettmann(2)...........                  7,133       *          0        7,133      *
Elizabeth A. Gurklys......                  6,714       *      4,000        2,714      *
Anthony B. Holbrook.......                      0       *          0            0      *
All executive officers and
 directors as a group
 (14 persons).............              1,764,131     22.0   125,000    1,639,131    18.0

- ---------------------
 * Less than 1%.
(1) To the Company's knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name.

(2) Includes options exercisable during the sixty-day period following May 1, 1996, in the following amounts: Dr. Scifres, 321,056 shares; Mr. Geeslin, 7,133 shares; Dr. Kung, 60,792 shares; Mr. Evans, 100,704 shares; Dr. Welch, 38,649 shares; Mr. Melton, 28,005 shares; Mr. Lindholm, 21,375; Dr. Endriz, 21,037 shares; Dr. Craig, 37,981; Dr. Myers, 7,133 shares;
    Dr. Schwettmann, 7,133 shares; and all executive officers and directors as a group, 650,998 shares.

(3) Includes 349,943 shares held by The Donald R. and Carol D. Scifres Revocable Living Trust and 13,260 shares held by each of Dr. Scifres' five dependent children. Dr. Scifres' address is c/o SDL, Inc., 80 Rose Orchard Way, San Jose, California 95134.

(4) Keystone Small Growth Fund's address is 200 Berkeley Street, Boston, Massachusetts 02116.

(5) JP Morgan & Co., Inc.'s address is 60 Wall Street, New York, New York
    10260.

(6) Includes 1,700 shares held in trust for various relatives of Dr. Kung.

(7) Includes 1,657 shares held by David F. Welch and Heidi A. Welch, Trustees F/A/O The Welch Charitable Remainder Uni Trust DTD 10/17/95.

(8) Includes 73,673 shares held by John Phillip Melton and Eve Wood Melton or successor(s), as trustees of the Melton Family Trust DTD 8/6/92.

(9) Includes 70,151 shares held by Gregory C. Lindholm and Laurie Lindholm co-trustees under the Lindholm Trust Agreement.

                         DESCRIPTION OF CAPITAL STOCK

  The Company is authorized to issue up to 21,000,000 shares of Common Stock, $0.001 par value per share, and 1,000,000 shares of Preferred Stock, $0.001 par value per share.

COMMON STOCK

  The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of Common Stock have cumulative voting rights in the election of directors. Subject to preferences that may be granted to any then outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets of the Company remaining after payment of liabilities and the liquidation of any then outstanding Preferred Stock. Holders of Common Stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of the offering will be, validly issued, fully paid and nonassessable. See "Risk Factors--Potential Volatility of Stock Price."

PREFERRED STOCK

  The Board of Directors has the authority, without further action by the stockholders, to issue up to 1,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by stockholders. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue any shares of Preferred Stock.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

  Certain provisions of Delaware law and the Company's Restated Certificate of Incorporation (the Certificate) could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to negotiate first with the Company.

 DELAWARE STATUTE

  The Company is subject to the provisions of Delaware General Corporation Law
Section 203 (the Delaware Statute). In general, the Delaware Statute prohibits certain business combinations between a publicly-held Delaware corporation, such as the Company, and any "interested stockholder" for a period of three years after the date on which the latter became an interested stockholder unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's outstanding voting stock.

 CLASSIFIED BOARD OF DIRECTORS

  The Certificate provides that, so long as the Board of Directors consists of more than two directors, the Board of Directors will be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Company's Board of Directors will be elected each year. In addition, the Certificate provides for cumulative voting in the election of directors, allowing the election of a director at each election by holders representing a large minority of shares.

 ADVANCE NOTICE FOR RAISING BUSINESS OR MAKING NOMINATIONS AT MEETINGS

  The Certificate establishes an advance notice procedure for bringing business before an annual meeting of stockholders and for nominating (other than by or at the direction of the Board of Directors) candidates for election as directors at an annual meeting or a special meeting called for the purpose of electing directors. To be timely, notice of nominations or other business to be brought before an annual meeting must be received by the Secretary of the Company not earlier than 90 nor later than 60 days prior to the first anniversary of the preceding year's annual meeting or, if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary, such notice must be received not earlier than 90 days prior to such annual meeting and not later than the later of (1) the 60th day prior to the annual meeting or (2) the 10th day following the date on which notice of the date of the annual meeting was mailed or public disclosure thereof was made, whichever occurs first. Similar advance notice requirements are applicable to nominations to be brought before a special meeting called for the purpose of electing directors.

 OTHER CHARTER PROVISIONS

  The Certificate provides that in determining whether to take or refrain from taking corporate action on any matter, the Board of Directors may take into account the interests of customers, employees and other constituencies of the Company and its subsidiaries, including the effect upon communities in which the Company and its subsidiaries do business, and may consider long-term as well as short-term interests of the Company and its stockholders, in addition to any other considerations which the Board of Directors may lawfully take into account.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in an underwriting agreement (Underwriting Agreement), the Underwriters named below have severally agreed to purchase from the Company and the Selling Stockholders an aggregate of 1,125,000 shares of Common Stock. The number of shares of Common Stock that each underwriter has agreed to purchase is set forth opposite its name below:

                                                                       NUMBER OF
                                    NAME                                SHARES
      Donaldson, Lufkin & Jenrette Securities Corporation.............
      Cowen & Company.................................................



                                                                       ---------
          Total....................................................... 1,125,000
                                                                       =========

  The Underwriting Agreement provides that the obligation of the several Underwriters to purchase shares of Common Stock are subject to the approval of certain legal matters by counsel and to certain other conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares of Common Stock (other than the shares of Common Stock covered by the over-allotment option described below) must be so purchased.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  The Company and the Selling Stockholders have been advised by the Underwriters that they propose to offer the Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such
price less a concession not to exceed $   per share. The Underwriters may
allow, and such dealers may reallow, discounts not in excess of $   per share
to the other Underwriter and certain other dealers.

  The Company has granted to the Underwriters an option to purchase up to an aggregate of 168,750 additional shares of Common Stock at the public offering price less underwriting discounts and commissions solely to cover over-allotments. Such option may be exercised at any time until 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

  The Company, the Selling Stockholders and all directors and executive officers of the Company have agreed that, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, they will not, directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any Common Stock or any securities convertible into or exercisable or exchangeable for such Common Stock or in any other manner transfer all or a portion of the economic consequences associated with ownership of any such Common Stock, except to the Underwriters pursuant to the Underwriting Agreement, until ninety days following the date of this Prospectus.

  Keith B. Geeslin, a Director of the Company, is Senior Vice President of The Sprout Group and a direct or indirect general or limited partner of a series of funds associated with The Sprout Group. The Sprout Group is a division of DLJ Capital Corporation. DLJ Capital Corporation and Donaldson, Lufkin & Jenrette Securities Corporation are each wholly-owned subsidiaries of Donaldson, Lufkin & Jenrette, Inc.

  In connection with this offering, the Underwriters and selling group members (if any) who are qualifying registered market makers on Nasdaq may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934 during the two business day period before commencement of sales in this offering. The passive market making transactions must comply with applicable price and volume limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market making average daily trading volume in the Common Stock during a price period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Morrison & Foerster, Palo Alto, California. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Palo Alto, California.

                                    EXPERTS

  The consolidated financial statements of SDL, Inc. as of December 31, 1994 and 1995 and for the years ended December 31, 1993, 1994 and 1995, appearing or incorporated by reference in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing or incorporated by reference elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The financial statements of Seastar Optics Inc. as of March 31, 1994 and 1995 and for the years ended March 31, 1993, 1994 and 1995, incorporated by reference in this Prospectus and the Registration Statement have been audited by Ernst & Young, independent auditors, as set forth in their report thereon, incorporated by reference elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                   SDL, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
Report of Ernst & Young LLP, Independent Auditors......................... F-3
Financial Statements:
Consolidated Balance Sheets at December 31, 1994 and 1995................. F-4
Consolidated Statements of Operations for the Years Ended December 31,
 1993, 1994 and 1995...................................................... F-6
Consolidated Statements of Convertible Redeemable Preferred Stock and
 Stockholders' Equity
 (Net Capital Deficiency)................................................. F-7
Consolidated Statements of Cash Flows..................................... F-8
Notes to Consolidated Financial Statements................................ F-9
Index to Interim Consolidated Financial Statements........................ F-20

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
SDL, Inc.

  We have audited the accompanying consolidated balance sheets of SDL, Inc. as of December 31, 1995 and 1994, and the related consolidated statements of operations, convertible redeemable preferred stock and stockholders' equity (net capital deficiency), and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SDL, Inc. at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

San Jose, California
January 26, 1996

                                   SDL, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                           AS OF DECEMBER 31,
                                                           -------------------
                                                            1995    1994
                                                             (IN THOUSANDS,
                                                           EXCEPT SHARE DATA)
                          ASSETS
Current assets:
  Cash and cash equivalents............................... $ 2,793 $   632
  Short-term investments..................................   8,515     --
  Accounts receivable, net................................  13,535   7,964
  Inventories.............................................   9,006   3,466
  Deferred income taxes...................................     989   1,098
  Prepaid expenses and other current assets...............     502     397
                                                           ------- -------
Total current assets......................................  35,340  13,557
                                                           ------- -------
Property and equipment, net...............................  16,470   9,746
Purchased intangibles, net................................   2,766     --
Deferred income tax.......................................   1,840     358
Other assets..............................................     227     138




                                                           ------- -------
Total assets.............................................. $56,643 $23,799
                                                           ======= =======


                            See accompanying notes.

                                   SDL, INC.
                                 BALANCE SHEETS

                                                          AS OF DECEMBER 31,
                                                          ---------------------
                                                           1995     1994
                                                            (IN THOUSANDS,
                                                          EXCEPT SHARE DATA)
LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED STOCK, AND
      STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
Current liabilities:
  Accounts payable......................................  $ 6,257  $ 2,931
  Accrued payroll and related expenses..................    1,990    1,290
  Income taxes payable..................................      --       571
  Accrued warranty......................................      442      369
  Accrued interest......................................      --       452
  Unearned revenue......................................      972      443
  Acquisition obligations...............................    1,592      --
  Other accrued liabilities.............................    1,438      292
  Current portion of long-term debt.....................      --     1,653
                                                          -------  -------
Total current liabilities...............................   12,691    8,001
                                                          -------  -------
Long-term debt, less current portion....................      --    22,519
Deferred acquisition obligations........................    2,680      --
Other long-term liabilities.............................      772    1,003
Commitments and contingencies...........................      --       --
Convertible redeemable preferred stock:
  Series A, $0.001 par value:
    Authorized shares--300,000; issued and outstanding
     shares--none and 271,078 at December 31, 1995 and
     1994, respectively.................................      --    10,888
    Less preferred stockholders' notes receivable.......      --      (343)
                                                          -------  -------
                                                              --    10,545
Stockholders' equity (net capital deficiency):
  Preferred stock, $0.001 par value:
    Authorized shares--1,000,000; none issued and
     outstanding........................................      --       --
  Common stock, $0.001 par value:
    Authorized shares--21,000,000; issued and
     outstanding shares--7,085,410 and 2,985,231 at
     December 31, 1995 and 1994, respectively...........        7        3
  Treasury stock........................................      (33)     --
  Additional paid-in capital............................   63,038    1,483
  Accumulated deficit, $26.3 million relating to the
   repurchase of common stock in 1992 and $5.8 million
   relating to a Recapitalization in 1992...............  (22,028) (19,209)
  Cumulative translation adjustment.....................       (6)     --
                                                          -------  -------
                                                           40,978  (17,723)
                                                          -------  -------
  Less common stockholders' notes receivable............     (478)    (546)
                                                          -------  -------
Total stockholders' equity (net capital deficiency).....   40,500  (18,269)
                                                          -------  -------
Total liabilities, convertible redeemable preferred
 stock, and stockholders' equity (net capital
 deficiency)............................................  $56,643  $23,799
                                                          =======  =======



                            See accompanying notes.

                                   SDL, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                     YEARS ENDED DECEMBER 31,
                                                    ---------------------------
                                                      1995      1994     1993
                                                    (IN THOUSANDS, EXCEPT PER
                                                           SHARE DATA)
Revenue:
  Product revenue..................................  $45,277  $ 27,597 $ 22,176
  Research revenue.................................    8,617     5,427    5,526
                                                    --------  -------- --------
                                                      53,894    33,024   27,702
Cost of revenue:
  Cost of product revenue..........................   26,871    15,790   12,749
  Cost of research revenue.........................    6,519     4,201    4,130
                                                    --------  -------- --------
Gross margin.......................................   20,504    13,033   10,823
Operating expenses:
  Research and development.........................    3,994     2,781    3,047
  Selling, general and administrative..............    7,649     4,574    3,583
  In-process research and development..............   10,010       --       --
                                                    --------  -------- --------
Operating income (loss)............................   (1,149)    5,678    4,193
Interest (income) expense, net.....................     (118)    2,079    2,356
                                                    --------  -------- --------
Income (loss) before income taxes..................   (1,031)    3,599    1,837
Provision for income taxes.........................    1,788     1,404      687
                                                    --------  -------- --------
Net income (loss).................................. $ (2,819) $  2,195 $  1,150
                                                    --------  -------- --------
Net income (loss) per share........................ $  (0.46) $   0.44 $   0.23
                                                    ========  ======== ========
Shares used in computing net income (loss) per
 share.............................................    6,152     5,032    5,006
                                                    ========  ======== ========
Pro forma net loss, see Note 1..................... $ (2,573)      --       --
                                                    ========  ======== ========
Pro forma net loss per share....................... $  (0.39)      --       --
                                                    ========  ======== ========
Shares used in computing pro forma net loss per
 share.............................................    6,645       --       --
                                                    ========  ======== ========


                            See accompanying notes.

                                   SDL, INC.
     CONSOLIDATED STATEMENTS OF CONVERTIBLE REDEEMABLE PREFERRED STOCK AND
                 STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)

                  CONVERTIBLE REDEEMABLE PREFERRED STOCK      STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
                  ----------------------------------------  -------------------------------------------------


                  PREFERRED STOCK    STOCKHOLDERS'            COMMON STOCK             ADDITIONAL
                  -----------------      NOTES              ----------------- TREASURY  PAID-IN   ACCUMULATED
                   SHARES   AMOUNT    RECEIVABLE    TOTAL    SHARES    AMOUNT  STOCK    CAPITAL     DEFICIT
                                                                 (IN THOUSANDS, EXCEPT SHARE DATA)
BALANCE AT
JANUARY 1, 1993..  233,266  $10,140      $ (69)    $10,071  2,961,213   $ 3      --     $ 1,489    $(22,554)
 Issuance of
 stock pursuant
 to employee
 stock option
 plans...........    6,746       50        (40)         10      4,012   --       --           2         --
 Compensation on
 stock options...      --       388        --          388        --    --       --         --          --
 Redemption
 expenses........      --       --         --          --         --    --       --          (8)        --
 Repayments on
 stockholders'
 notes
 receivable......      --       --           1           1        --    --       --         --          --
 Net income......      --       --         --          --         --    --       --         --        1,150
                  --------  -------      -----     -------  ---------   ---     ----    -------    --------
BALANCE AT
DECEMBER 31,
1993.............  240,012   10,578       (108)     10,470  2,965,225     3      --       1,483     (21,404)
 Issuance of
 stock pursuant
 to employee
 stock option
 plans...........   31,066      310       (271)         39     21,740   --       --          11         --
 Compensation on
 stock options...      --       --         --          --         --    --       --           1         --
 Payments on
 stockholders'
 notes
 receivable......      --       --          36          36        --    --       --         --          --
 Repurchase of
 common stock....      --       --         --          --      (1,734)  --       --         (12)        --
 Net income......      --       --         --          --         --    --       --         --        2,195
                  --------  -------      -----     -------  ---------   ---     ----    -------    --------
BALANCE AT
DECEMBER 31,
1994.............  271,078   10,888       (343)     10,545  2,985,231     3      --       1,483     (19,209)
 Issuance of
 stock pursuant
 to employee
 stock option
 plans...........      550        8         (5)          3    377,862   --       --         796         --
 Conversion of
 preferred stock
 to common stock. (271,628) (10,896)       346     (10,550)   923,535     1      --      10,895         --
 Proceeds from
 issuance of
 common stock
 (less offering
 expenses of
 $1,441).........      --       --         --          --   2,800,000     3      --      47,379         --
 Repurchase of
 common stock....      --       --         --          --      (1,218)  --       (33)       --          --
 Payments on
 stockholders'
 notes
 receivable......      --       --           2           2        --    --       --         --          --
 Income tax
 benefit from
 exercise of
 employee stock
 options.........      --       --         --          --         --    --       --       2,485         --
 Net loss........      --       --         --          --         --    --       --         --       (2,819)
 Translation
 adjustment......      --       --         --          --         --    --       --         --          --
                  --------  -------      -----     -------  ---------   ---     ----    -------    --------
BALANCE AT
DECEMBER 31,
1995.............      --   $   --       $ --      $   --   7,085,410   $ 7     $(33)   $63,038    $(22,028)
                  ========  =======      =====     =======  =========   ===     ====    =======    ========
                    STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
                    -------------------------------------------------

                                                    TOTAL
                                                STOCKHOLDERS'
                      CUMULATIVE  STOCKHOLDERS'  EQUITY (NET
                      TRANSLATION     NOTES        CAPITAL
                      ADJUSTMENT   RECEIVABLE    DEFICIENCY)


BALANCE AT                --          $(546)      $(21,608)
JANUARY 1, 1993..
 Issuance of
 stock pursuant
 to employee
 stock option             --            --               2
 plans...........
 Compensation on          --            --             --
 stock options...
 Redemption               --            --              (8)
 expenses........
 Repayments on
 stockholders'
 notes                    --            --             --
 receivable......         --            --           1,150
 Net income......         ---         -----       --------

BALANCE AT
DECEMBER 31,              --           (546)       (20,464)
1993.............
 Issuance of
 stock pursuant
 to employee
 stock option             --            --              11
 plans...........
 Compensation on          --            --               1
 stock options...
 Payments on
 stockholders'
 notes                    --            --             --
 receivable......
 Repurchase of            --            --             (12)
 common stock....         --            --           2,195
 Net income......         ---         -----       --------

BALANCE AT
DECEMBER 31,              --           (546)       (18,269)
1994.............
 Issuance of
 stock pursuant
 to employee
 stock option             --            (54)           742
 plans...........
 Conversion of
 preferred stock          --           (346)        10,550
 to common stock.
 Proceeds from
 issuance of
 common stock
 (less offering
 expenses of              --            --          47,382
 $1,441).........
 Repurchase of            --            --             (33)
 common stock....
 Payments on
 stockholders'
 notes                    --            468            468
 receivable......
 Income tax
 benefit from
 exercise of
 employee stock           --            --           2,485
 options.........         --            --          (2,819)
 Net loss........
 Translation               (6)          --              (6)
 adjustment......         ---         -----       --------

BALANCE AT
DECEMBER 31,              $(6)        $(478)      $ 40,500
1995.............         ===         =====       ========



                            See accompanying notes.

                                   SDL, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   YEARS ENDED DECEMBER 31,
                                                   --------------------------
                                                     1995     1994     1993
                                                        (IN THOUSANDS)
OPERATING ACTIVITIES:
Net income (loss)................................. $ (2,819) $ 2,195  $ 1,150
Adjustments to reconcile net income (loss) to net
 cash provided by operating activities:
 Depreciation and amortization....................    2,840    2,365    2,247
 In-process research and development..............   10,010      --       --
 Deferred income taxes............................   (1,373)    (112)    (357)
 Deferred rent....................................      (84)     (55)     (82)
 Compensation on stock options....................      --         1      388
 Accrued interest on subordinated notes...........     (452)   1,421    2,050
 Changes in operating assets and liabilities:
   Accounts receivable............................   (4,245)  (2,194)     250
   Inventories....................................   (3,610)    (199)    (691)
   Accounts payable...............................    2,672    1,001       60
   Income taxes payable...........................    1,914      (69)     585
   Accrued payroll and related expenses...........      620      729       10
   Accrued warranty...............................      --       (21)     (30)
   Unearned revenue...............................      529      138     (250)
   Other accrued liabilities......................      999      391       51
   Other..........................................     (123)    (164)      92
                                                   --------  -------  -------
Total adjustments.................................    9,697    3,232    4,323
                                                   --------  -------  -------
Net cash provided by operating activities.........    6,878    5,427    5,473
INVESTING ACTIVITIES:
Acquisition of property and equipment, net........   (8,518)  (3,617)  (2,185)
Purchase of short-term investments................  (50,815)     --       --
Sale of short-term investments....................   42,300      --       --
Acquisition of Seastar Optics.....................  (12,076)     --       --
                                                   --------  -------  -------
Net cash used in investing activities.............  (29,109)  (3,617)  (2,185)
FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt..........      --     2,784      --
Payments of long-term debt........................   (2,592)  (4,402)  (3,495)
Payments of subordinated debt.....................  (21,580)     --       --
Proceeds from issuance of common stock............   47,382      --       --
Repurchase of common stock........................      (33)     (12)      (8)
Issuance of stock pursuant to employee stock
 plans............................................      745       50       12
Payments on stockholders' notes receivable........      470       36        1
                                                   --------  -------  -------
Net cash provided by (used in) financing activi-
 ties.............................................   24,392   (1,544)  (3,490)
                                                   --------  -------  -------
Net increase (decrease) in cash and cash equiva-
 lents............................................    2,161      266     (202)
Cash and cash equivalents at beginning of period..      632      366      568
                                                   --------  -------  -------
Cash and cash equivalents at end of period........ $  2,793  $   632  $   366
                                                   ========  =======  =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for income taxes........................ $  1,362  $ 1,614  $   621
Cash received from income taxes refunded.......... $    --   $    14  $   160
Cash paid for interest............................ $    927  $   709  $   363
SUPPLEMENTAL DISCLOSURES OF NON-CASH ACTIVITIES
Conversion of convertible redeemable preferred
 stock to common stock............................ $ 10,896  $   --   $   --
Stock issued for stockholders' notes receivable... $     59  $   271  $    40
Subordinated notes converted to senior notes...... $    --   $   --   $ 4,000

                            See accompanying notes.

                                   SDL, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization. The Company designs, manufactures and markets semiconductor optoelectronic integrated circuits (OEICs), high-power semiconductor lasers and related products. The Company's revenue is derived from: (i) the sale of standard and customized products to a diverse worldwide customer base utilizing various market applications and, (ii) customer-funded research programs principally through various government agencies.

  SDL, Inc. (the Company), previously Spectra Diode Laboratories, Inc., was incorporated on March 28, 1983. On April 3, 1993, the Company reincorporated in the state of Delaware and changed its name to SDL, Inc. The reincorporation has been retroactively reflected in the financial statements and notes.

  Basis of Presentation. The Company's fiscal year ends on December 31. The Company utilizes a four-four-five quarterly cycle; as a result, a fiscal quarter may not end on the same day as the calendar quarter. For convenience of presentation, the accompanying financial statements of the Company have been shown as ending on the last day of the calendar quarter.

  Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents. The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

  Short-term Investments. Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with the Statement, prior period financial statements have not been restated to reflect the change in accounting principle. The cumulative effect as of January 1, 1995 of the adoption of SFAS No. 115 did not have a material effect on the Company's financial condition or results of operations.

  The Company has classified its entire investment portfolio as available-for-sale. Available-for-sale securities are stated at fair market value. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses are included in other (income) expense. The cost of securities sold is based on the specific identification method.

  Inventories. Inventories are stated at the lower of cost (first-in, first-out basis) or market. The market value is based upon estimated net realizable value.

  Equipment and Leasehold Improvements. Property and equipment are stated at cost. Equipment and fixtures are depreciated using the straight-line method over estimated useful lives ranging from two to eight years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives or the remaining lease terms.

  In 1995, the Financial Accounting Standards Board released the Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. SFAS 121 is effective for fiscal years beginning after December 15, 1995. Adoption of SFAS 121 is not expected to have a material impact on the Company's financial position or results of operations.

                                   SDL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  Revenue Recognition. Revenue recognition is based on the terms of the underlying sales agreements (purchase orders or contracts). Revenue for product sales is recognized upon shipment. Revenue for costs incurred plus specified fee contracts is recognized on the percentage-of-completion method. Revenue for fixed price milestone contracts is recognized upon the completion of the milestone. Customers entering into long-term contracts with the Company include the U.S. government, prime or subcontractors for which the U.S. government may be the end customer, and other domestic and international end-users.

 CONCENTRATIONS

  Customer--The Company received approximately 19 percent of its 1995 revenue from Lockheed Martin through several government and commercial programs. Almost all of the Company's revenue from this customer during 1995 and 1996 is expected to be derived from Federally-funded programs. Most of the Company's Federally-funded programs are subject to renewal every one or two years and to termination for convenience of the government agency. The loss of the Company's contracts with Lockheed Martin, or other major customers, could have an adverse effect on the Company's results of operations. No customers accounted for more than 10 percent of net revenue during the years ended December 31, 1994 and 1993. Individual customers include commercial companies and government agencies.

  Dependence Upon Government Programs and Contracts--In 1995, 1994 and 1993, the Company derived approximately 45 percent, 36 percent and 40 percent respectively, of its revenue directly and indirectly from a variety of Federal government sources. The demand for certain of the Company's services and products is directly related to the level of funding of government programs. The Company believes that the success and further development of its business is dependent, in significant part, upon the continued existence and funding of such programs and upon the Company's ability to participate in such programs. For example, substantially all of the Company's research revenue for 1995, 1994 and 1993 was funded by Federal programs. There can be no assurance that such programs will continue to be funded even if government agencies have available financial resources or that the Company will continue to be awarded contracts under such programs.

  Approximately 5% of the Company's 1995 revenue was received through certain Federal government programs which required that participants meet specific eligibility requirements. During 1996, the Company expects that its growth will result in the Company exceeding the maximum number of employees allowed under these eligibility requirements and that the Company will no longer be able to compete for future research contract awards under these government programs. Loss of eligibility under these programs does not disqualify the Company from contracts awarded prior to the loss of eligibility. Loss of eligibility under these programs could materially decrease the Company's future revenue and could require increased internally funded research and development spending.

  Dependence on Single Source and Other Third Party Suppliers--The Company depends on a single or limited number of outside contractors and suppliers for raw materials, packages and standard components, and to assemble printed circuit boards. The Company generally purchases these single or limited source products through standard purchase orders or one year supply agreements and has no long-term guaranteed supply agreements with such suppliers. While the Company seeks to maintain a sufficient safety stock of such products and also endeavors to maintain ongoing communications with its suppliers to guard against interruptions or cessation of supply, the Company's business and results of operations have in the past been and could in the future be adversely affected by a stoppage or delay of supply, substitution of more expensive or less reliable products, receipt of defective parts or contaminated materials, an increase in the price of such supplies or the Company's inability to obtain reduced pricing from its suppliers in response to competitive pressures.

  Credit Risk--The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company maintains reserves for potential credit losses.

                                   SDL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
Although such losses have been within management's expectations to date, there can be no assurance that such reserves will continue to be adequate.

  Principal Business and Export Sales. The Company's operations are conducted in one principal line of business, the development, manufacture, and sale of semiconductor optoelectronic integrated circuits, semiconductor lasers and related products.

  All sales to international customers constitute export sales and are denominated in U.S. dollars. Export sales to Europe totaled approximately $4.3 million, $4.2 million and $4.2 million for the years ended December 31, 1995, 1994 and 1993, respectively. Export sales to the Pacific Rim and Canada totaled approximately $7.9 million, $4.2 million and $2.2 million for the years ended December 31, 1995, 1994 and 1993, respectively.

  Net Income (Loss) Per Share. Except as noted below, net income per share is computed using the weighted average number of shares of common stock outstanding and dilutive common equivalent shares from convertible redeemable preferred stock (using the as-if-converted method) and from stock options (using the modified treasury stock method). Pursuant to the Securities and Exchange Commission regulations, options granted by the Company at prices below the actual offering price during the twelve month period prior to the initial public offering have been included in the calculation of common and common equivalent shares as if they were outstanding for all periods presented (using the treasury stock method and the initial public offering price).

  Net loss per share for the year ended December 31, 1995 is computed using the weighted average number of shares of common stock outstanding.

  Unaudited Pro Forma Net Loss Per Share. Pro forma net loss per share, computed as described above for net loss per share, includes adjustments giving effect to the reduction of interest expense, net of income tax effect, attributable to the repayment of outstanding indebtedness as of January 1, 1995 with a portion of the proceeds from the issuance of stock as described in
Note 8.

  Foreign Currency Translation. The functional currency of the Company's foreign subsidiary is the U.S. dollar. Subsidiary financial statements are remeasured into U.S. dollars for consolidation. Foreign currency transaction gains and losses are included in other (income) expense and were immaterial for all periods presented.

  Accounting for Stock-Based Compensation. The Company accounts for its stock option plans and the Employee Stock Purchase Plan in accordance with provisions of the Accounting Principles Board's Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." In 1995, the Financial Accounting Standards Board released the Statement of Financial Accounting Standard No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." SFAS 123 provides an alternative to APB 25 and is effective for fiscal years beginning after December 15, 1995. The Company expects to continue to account for its employee stock plans in accordance with the provisions of APB 25. Accordingly, SFAS 123 is not expected to have any material impact on the Company's financial position or results of operations.

  Change in Method of Accounting for Income Taxes. Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (FAS
109), "Accounting for Income Taxes." Under FAS 109, the liability method is used in accounting for income taxes. Prior to the adoption of FAS 109, income tax expense was determined using the deferred method. As permitted by FAS 109, the Company has elected not to restate the financial statements of any prior years. The effect of the change on income taxes for the year ended December 31, 1993 and the cumulative effect of the change were not material.

NOTE 2. ACQUISITION OF SEASTAR OPTICS INC.

  On November 30, 1995, the Company acquired certain assets and assumed certain liabilities of Seastar Optics Inc. (Seastar), a British Columbia corporation and a wholly-owned subsidiary of The Axys Group Ltd.

                                   SDL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
The assets acquired consisted of accounts receivable, inventory, equipment, research and development in process, patents and other intellectual property rights, and all other tangible and intangible assets used by Seastar in the operation of its business. The transaction has been accounted for under the purchase method of accounting. The results of operations for Seastar for the month of December 1995 are included in the Company's consolidated statement of operations for the year ended December 31, 1995.

  The purchase price consisted of (i) cash in the amount of $12.1 million paid at closing, (ii) a letter of credit in the face amount of $1.5 million placed into escrow at the closing, (iii) $1.1 million, as adjusted, payable upon completion of an audit of the assets transferred, (iv) $1.2 million payable in cash or stock of the Company (at the Company's option) on March 31, 1997 and
(v) the value of assumed liabilities. Acquisition and other costs totaled $0.5 million. All amounts are stated in U.S. dollars.

  The allocation of the purchase price, based upon an independent valuation, is as follows (in thousands):

     Net tangible assets acquired...................................... $ 3,520
     In-process research and development............................... $10,010
     Purchased technology, assembled workforce and customer base....... $ 1,910
     Goodwill.......................................................... $   910

  Goodwill and other purchased intangibles are being amortized using the straight-line method over three to seven years.

  Unaudited pro forma combined results of operations, assuming the transaction took place on January 1, 1995 and January 1, 1994 for the years ended December 31, 1995 and December 31, 1994, respectively, are as follows:

                                                       YEARS ENDED DECEMBER 31,
                                                       -------------------------
                                                           1995         1994
                                                       (IN THOUSANDS, EXCEPT PER
                                                              SHARE DATA)
     Revenue.......................................... $     60,325 $     38,741
     Operating income................................. $      7,616 $      4,909
     Net income....................................... $      4,833 $      1,062
     Net income per share............................. $       0.79 $       0.21

  The one-time write-off of in-process research and development is excluded from the pro forma combined results of operations as it represents a nonrecurring item. The pro forma combined results of operations for the year ended December 31, 1994 combine the historical results of operations for the Company for the fiscal year ended December 31, 1994 with the historical results of operations for Seastar for the fiscal year ended March 31, 1995. Accordingly, Seastar results of operations for the three month period ended March 31, 1995, including revenues of $3.0 million and net income of $0.4 million are included in the pro forma combined results of operations for both of the years ended December 31, 1995 and 1994.

  The carrying amount of net assets at December 31, 1995 is $0.8 million.

NOTE 3. SHORT-TERM INVESTMENTS

  Short-term investments consist of the following (in thousands):

                                                            AS OF DECEMBER 31,
                                                            -------------------
                                                               1995      1994
     Tax-exempt auction rate preferred stock............... $    7,000 $    --
     Municipal bonds.......................................      1,515      --
                                                            ---------- --------
                                                            $    8,515 $    --
                                                            ========== ========

                                   SDL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  Municipal bonds mature within one to eight months.

  Both realized and unrealized gains and losses on the sale of available-for-sale securities were immaterial for the year ended December 31, 1995.

NOTE 4. BALANCE SHEET COMPONENTS

  Accounts receivable consist of the following (in thousands):

                                                            AS OF DECEMBER 31,
                                                            --------------------
                                                              1995       1994
     Trade receivables..................................... $   9,872  $  6,669
     Receivables under long-term contracts:
       Billed..............................................     2,632       640
       Unbilled costs and estimated earnings...............     1,516       863
                                                            ---------  --------
                                                               14,020     8,172
       Allowances..........................................      (485)     (208)
                                                            ---------  --------
                                                            $  13,535  $  7,964
                                                            =========  ========

  Receivables under long-term contracts include advance billings of approximately $0.5 million, $0.1 million and $0.1 million at December 31, 1995, 1994 and 1993, respectively.

  Inventories consist of the following (in thousands):

                                                             AS OF DECEMBER 31,
                                                             -------------------
                                                               1995      1994
     Raw materials.......................................... $   4,151 $   1,548
     Work-in-process........................................     4,855     1,918
                                                             --------- ---------
                                                             $   9,006 $   3,466
                                                             ========= =========

  No significant amounts of finished goods or work-in-process related to long-term contracts are maintained.

  Property and equipment consist of the following (in thousands):

                                                            AS OF DECEMBER 31,
                                                            -------------------
                                                              1995      1994
     Machinery and equipment............................... $  20,807 $  15,876
     Leasehold improvements................................     5,209     2,619
     Furniture and fixtures................................       646       313
     Construction-in-progress..............................     3,310     1,763
                                                            --------- ---------
                                                               29,972    20,571
     Less accumulated depreciation and amortization........    13,502    10,825
                                                            --------- ---------
                                                            $  16,470 $   9,746
                                                            ========= =========

  Purchased intangibles consist of the following (in thousands):

                                                             AS OF DECEMBER 31,
                                                             ------------------
                                                               1995      1994
     Goodwill............................................... $     910 $    --
     Other purchased intangibles............................     1,910      --
                                                             --------- --------
                                                                 2,820      --
     Less accumulated amortization..........................        54      --
                                                             --------- --------
                                                             $   2,766    $ --
                                                             ========= ========

                                   SDL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
NOTE 5. COSTS AND ESTIMATED EARNINGS ON LONG-TERM CONTRACTS

  The following is a summary of research and product contract activity related to uncompleted long-term contracts from the inception of the contracts (in thousands):

                                                             AS OF DECEMBER 31,
                                                             -------------------
                                                               1995      1994
     Costs incurred on uncompleted long-term contracts.....  $  41,460 $  31,012
     Estimated earnings....................................      2,533     2,139
                                                             --------- ---------
     Revenue recognized on uncompleted long-term contracts.     43,993    33,151
     Less billings to date.................................     42,477    32,288
                                                             --------- ---------
     Unbilled costs and estimated earnings.................  $   1,516 $     863
                                                             ========= =========

  The above balances are included in accounts receivable in the accompanying balance sheets as described in Note 2. Unbilled costs and estimated earnings on uncompleted long-term contracts are generally billable in the subsequent year.

  Approximately $19.7 million, $7.7 million and $9.7 million of revenue recognized on long-term contracts is included in total revenues for the years ended December 31, 1995, 1994 and 1993, respectively.

  Pursuant to the retainage provisions in certain long-term contracts, a specified portion of billed receivables do not become due and payable until completion of a final audit by the Defense Contract Audit Agency. Such retainage amounts are included in other assets in the accompanying balance sheets.

NOTE 6. LONG-TERM DEBT

  Long-term debt consists of the following (in thousands):

                                                            AS OF DECEMBER 31,
                                                            -------------------
                                                              1995      1994
     Subordinated notes:
       Principal balance................................... $    --  $   17,724
       Deferred interest added to principal balance........      --       3,856
                                                            -------- ----------
                                                                 --      21,580
     Notes payable to bank:
       Revolving line of credit............................      --       1,086
       Term loan...........................................      --       1,506
                                                            -------- ----------
                                                                 --      24,172
     Less current portion..................................      --       1,653
                                                            -------- ----------
                                                            $    --  $   22,519
                                                            ======== ==========

  The subordinated notes were payable to seven stockholders and bore interest at 8 percent per annum. These notes were secured by all of the assets of the Company but were subordinated to the notes payable to a bank and restricted the payment of dividends. These notes were repaid in conjunction with the Company's initial public stock offering in March 1995.

                                   SDL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  The term loan was payable in thirty-six equal monthly installments of principal, plus interest at the bank's prime rate plus .25 percent per annum (8.75 percent at December 31, 1994) through July 1, 1997, and was repaid in conjunction with the Company's initial public stock offering in March 1995.

  The Company has a credit agreement with a bank, which provides for a revolving line of credit of $8.0 million, with an expiration date of January 1997.

  Borrowings under the revolving line of credit bear interest at the bank's prime rate per annum (8.5 percent at December 31, 1995), and the line of credit requires a commitment fee of .125 percent per annum on the committed line of credit. The weighted average interest rate was 9.75 percent and 8.73 percent for the years ended December 31, 1995 and 1994, respectively. At December 31, 1995, the Company was contingently liable for an outstanding letter of credit in the amount of $1.5 million relating to the acquisition of Seastar, secured by the revolving line of credit. At December 31, 1995, approximately $6.5 million of the revolving line of credit remains available for future borrowings.

  Outstanding borrowings under the credit agreement are secured by all of the Company's assets. The credit agreement contains affirmative and negative covenants and will, among other things, require the Company to maintain minimum levels of working capital, tangible net worth and cash flow, limit net losses in specified periods, limit the Company's ability to incur additional debt, pay cash dividends or to purchase or sell certain assets; and restricts certain acquisitions, mergers, consolidations or similar transactions. At December 31, 1995 the Company was in default of the financial covenant requirement for annual profitability as a result of the one-time write-off of in-process research and development in connection with the acquisition of Seastar. Subsequent to December 31, 1995, the covenant violation was waived by the bank.

  The Company incurred interest expense of $0.5 million, $2.2 million and $2.5 million for the years ended December 31, 1995, 1994 and 1993, respectively.

NOTE 7. INCOME TAXES

  The provision for income taxes consists of the following (in thousands):

                                                    YEARS ENDED DECEMBER 31,
                                                   -----------------------------
                                                     1995       1994     1993
     Current:
       Federal.................................... $   2,853  $  1,185  $   781
       State......................................       308       331      211
                                                   ---------  --------  -------
                                                       3,161     1,516      992
     Deferred:
       Federal....................................    (1,180)     (111)    (241)
       State......................................      (193)       (1)     (64)
                                                   ---------  --------  -------
                                                      (1,373)     (112)    (305)
                                                   ---------  --------  -------
                                                   $   1,788  $  1,404  $   687
                                                   =========  ========  =======

  The tax benefits resulting from the exercise of nonqualified stock options and the disqualifying disposition of shares acquired under the Company's stock option and employee stock purchase plans reduced taxes currently payable as shown above by $2.5 million in 1995. Such benefits were credited to additional paid-in capital.

                                   SDL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  The difference between the provision for income taxes and the amount computed by applying the Federal statutory income tax rate (35%) to income before taxes is explained below (in thousands):

                                                     YEARS ENDED DECEMBER 31,
                                                     ---------------------------
                                                       1995      1994     1993
     Tax at Federal statutory rate.................. $   (361) $  1,260  $  643
     State income tax, net of Federal tax benefit...     (192)      215      96
     Change in valuation allowance..................    2,402       --      --
     Tax-exempt interest income.....................     (148)      --      --
     Benefit of foreign sales corporation...........       (8)      (63)    (52)
     Other..........................................       95        (8)    --
                                                     --------  --------  ------
     Provision for income taxes..................... $  1,788  $  1,404  $  687
                                                     ========  ========  ======

  Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1995     1994
     Deferred tax assets:
       Reserves and other accrued expenses, not yet deductible
        for tax...............................................  $ 1,095  $  620
       Stock option compensation..............................      --      978
       Inventory valuation accounts...........................      692     301
       Intangible assets......................................    3,984     --
       Other..................................................      171     106
                                                                -------  ------
       Total deferred tax assets..............................    5,942   2,005
                                                                -------  ------
       Valuation allowance....................................   (2,402)    --
                                                                -------  ------
       Net deferred tax asset.................................    3,540   2,005
     Deferred tax liabilities:
       Depreciation...........................................     (616)   (517)
       Other..................................................      (95)    (32)
                                                                -------  ------
       Total deferred tax liabilities.........................     (711)   (549)
                                                                -------  ------
     Net deferred tax assets..................................  $ 2,829  $1,456
                                                                =======  ======

  A valuation allowance has been established in 1995 to offset a portion of the deferred tax asset attributable to the write-off of purchased research and development. Due to the extended period over which this tax benefit may be recognized, sufficient uncertainty exists regarding the realizability of a portion of these assets and, accordingly, a valuation allowance has been established.

NOTE 8. CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)

  Convertible Redeemable Preferred Stock. Each share of convertible redeemable preferred stock (Preferred Stock) has the respective rights, preferences, privileges, and restrictions set forth below:

  Preferred stockholders are entitled to noncumulative dividends, when and if declared by the Board of Directors, payable quarterly, at the amount per share computed based on the greater of either $2.00 per share per annum or an amount equal to that paid on any other outstanding share of the Company's stock on an as if converted basis.

                                   SDL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
  The preferred stockholders are entitled to receive, prior and in preference to any distribution of the Company's assets to the holders of common stock, an amount equal to the sum of $32.35 for each outstanding share of preferred stock plus any declared but unpaid dividends on such shares. After all preferred stockholders receive their liquidation preference, the common stockholders are entitled to $0.51 per share. In the event that the Company's funds are insufficient to permit such payment to all holders of a specific class of stock, a ratable distribution of the available funds among the stockholders in such group shall occur. If after all such distributions Company assets remain, such assets are to be distributed ratably to preferred and common stockholders based on the number of shares of common stock held by each, assuming conversion of all preferred stock.

  Each preferred stockholder shall have the right to one vote for each share of common stock to which such preferred stock could then be converted. Such holder has full voting rights and powers equal to the voting rights and powers of the common stockholders. Concurrent with the Company's initial public offering, each outstanding share of convertible redeemable preferred stock was converted into 3.4 shares of common stock.

  Common Stock Offerings. On March 15, 1995, the Company issued 2,400,000 shares of common stock in conjunction with its initial public offering at a per share price of $16.00. Net proceeds to the Company amounted to approximately $34.8 million. Of the net proceeds, approximately $21.6 million and $2.4 million were used to repay the entire principal amount outstanding under the Company's subordinated notes due 1997, and the Company's bank line of credit and term loan, respectively. Concurrent with the offering, a 3.4-for-1 split of the Company's common stock was authorized and each outstanding share of convertible redeemable preferred stock converted into 3.4 shares of common stock.

  On August 1, 1995, the Company issued 400,000 shares of common stock in a follow-on public stock offering at a per share price of $34.50 resulting in net proceeds to the Company of approximately $12.6 million.

  1984 Incentive Stock Option Plan. The 1984 Option Plan provided for the granting of options to purchase up to 298,920 shares of the Company's preferred stock (convertible into 1,106,328 shares of Common Stock) to officers and key employees of the Company at exercise prices of not less than fair value on the date of grant as determined by a committee of the Board of Directors. Options granted are immediately exercisable; however, unexercised options and shares purchased upon the exercise of the options are subject to vesting over a four-year period. Shares that are not vested at the date of termination of employment may be repurchased by the Company at the original exercise price. Concurrent with the Company's common stock offering, all outstanding options under the 1984 Option Plan were converted into options to purchase 3.4 shares of common stock. No further options will be granted under the 1984 Option Plan.

  The Company recognized compensation expense of approximately $0.4 million for the year ended December 31, 1993 relating to the conversion of the outstanding common stock options to preferred stock options at the original option price in connection with a recapitalization and the extension of certain expired stock options. The compensation expense recognized represents the difference between the fair value and the existing exercise price of each option share. These expenses were amortized over the remaining vesting period.

  1992 Stock Option Plan. The 1992 Stock Option Plan provides for the granting of incentive stock options and nonqualified options to purchase up to 3,038,750 shares of the Company's common stock to officers and key employees at exercise prices of not less than fair value on the date of grant as determined by a committee of the Board of Directors. Options granted are immediately exercisable; however, unexercised options and shares purchased upon the exercise of the options are subject to vesting over a one- to five-year period. Shares that are not vested at the date of termination of employment may be repurchased by the Company at the original exercise price. No further options will be granted under the 1992 Stock Option Plan.

                                   SDL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  1995 Stock Option Plan. The Company's 1995 Stock Option Plan was approved by the Board of Directors in January 1995 and by the stockholders in February 1995. The purposes of the 1995 Option Plan are to give the Company's employees and others who perform substantial services to the Company incentive, through ownership of the Company's common stock, to continue in service to the Company, and to help the Company compete effectively with other enterprises for the services of qualified individuals. The 1995 Stock Option Plan permits the grant of incentive stock options to employees, including officers and Directors who are employees, and the award of nonqualified stock options to the Company's employees, officers, Directors, independent contractors, and consultants. Options granted under the 1995 Stock Option Plan are subject to vesting over a one- to five-year period and must generally be exercised by the optionee during the period of employment or service with the Company or within a specified period following termination of employment or service.

  Information with respect to all stock options is summarized as follows:

                                                   OUTSTANDING OPTIONS
                                            -----------------------------------
                                            AVAILABLE   NUMBER        PRICE
                                            FOR GRANT  OF SHARES    PER SHARE
     Balance at January 1, 1993............  282,448   1,909,964  $0.51--$ 7.35
       Options granted.....................  (65,535)     65,535  $2.21--$ 5.29
       Options canceled....................   30,008     (30,008) $0.51--$ 7.35
       Options exercised...................      --      (26,948) $0.51--$ 7.35
       Option authorization canceled.......   (1,244)        --
                                            --------   ---------
     Balance at December 31, 1993..........  245,677   1,918,543  $0.51--$ 7.35
       Options granted..................... (106,481)    106,481  $5.29--$ 7.65
       Options canceled....................   36,275     (36,275) $0.51--$ 5.29
       Options exercised...................      --     (127,364) $0.51--$ 2.94
                                            --------   ---------
     Balance at December 31, 1994..........  175,471   1,861,385  $0.51--$ 7.35
       Shares authorized...................  475,000         --
       Options granted..................... (442,226)    442,226  $9.12--$34.50
       Options canceled....................   49,026     (49,026) $0.51--$29.25
       Options exercised...................      --     (347,343) $0.51--$ 7.65
       Option authorization canceled....... (170,371)        --
                                            --------   ---------
     Balance at December 31, 1995..........   86,900   1,907,242  $0.51--$34.50
                                            ========   =========

  Options to purchase 1,153,079, 1,176,928 and 943,643 shares were vested at December 31, 1995, 1994 and 1993, respectively.

  The Company has reserved 1,944,142 shares of common stock for future issuance under its Stock Option Plans as of December 31, 1995. On January 1, 1996, an additional 354,250 shares became available for grant in accordance with provisions within the 1995 Stock Option Plan.

  Employee Stock Purchase Plan. To provide employees with an opportunity to purchase common stock of the Company through payroll deductions, the Company established the 1995 Employee Stock Purchase Plan (the 1995 ESPP) and initially reserved 300,000 shares of common stock for issuance to participants. Under this plan, the Company's employees, subject to certain restrictions, may purchase shares of common stock at the lesser of 85 percent of the fair market value at either the beginning of each two-year offering period or the end of each six-month purchase period within the two year offering period. As of December 31, 1995, 32,389 shares have been issued under the 1995 ESPP and 267,611 shares were reserved for future issuance.

                                   SDL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  Stockholders' Notes Receivable. Certain exercises of preferred and common stock options occurred in conjunction with the issuance of full-recourse stockholders' notes receivable. The notes issued for preferred stock bear interest between 5 percent and 9 percent per annum with annual interest payments. The principal on the notes is due five years after issuance between 1996 and 2000. The notes issued for common stock bear interest between 6 percent and 8 percent with interest and principal due between 1997 and 2000.

NOTE 9. COMMITMENTS

  The Company leases all of its facilities and certain equipment under operating leases. The operating facilities leases contain renewal options. The future minimum rental payments as of December 31, 1995 under operating leases are as follows (in thousands):

       1996.............................................................. $1,281
       1997.............................................................. $  652
       1998.............................................................. $  595
       1999.............................................................. $  507
       2000 and thereafter............................................... $1,194

  Rental expense was approximately $1.0 million, $0.7 million and $0.6 million for the years ended December 31, 1995, 1994 and 1993, respectively.

NOTE 10. CONTINGENCIES

  In 1985, Rockwell International Corporation (Rockwell) asserted, and in 1995 filed suit against the Company alleging that a Company fabrication process infringed certain Rockwell patent rights. Rockwell is seeking to permanently enjoin the Company from infringing Rockwell's alleged patent rights and is seeking unspecified actual and treble damages plus costs. The Company has answered Rockwell's complaint asserting that Rockwell's patent is invalid, not infringed, unenforceable and barred by laches and estoppel. In addition, the Federal government, which is a defendant in a suit brought by Rockwell relating to certain of the same alleged patent rights, asserted that the Company will be liable to indemnify the Federal government for certain of Rockwell's claims. The Company has intervened in Rockwell's suit against the Federal government.

  In 1995, Spectra-Physics, Inc. (Spectra) and others filed suit against the Company alleging that the Company was refusing to comply with its alleged obligations to transfer and license Company technology to them. These parties are seeking declaratory relief, specific performance and unspecified actual and punitive damages. The Company has answered these claims denying them and has cross-complained against Spectra and certain others seeking declaratory relief, damages and injunctive relief.

  The Company is vigorously contesting these claims. Although the outcome of these matters cannot be determined at this time, management does not believe that their outcome will have a material adverse effect on the Company's financial position, results of operations and cash flows and has made no provisions for the ultimate outcome of these matters in its financial statements. However, based on future developments, the Company's estimate of the outcome of these matters could change in the near term.

NOTE 11. EMPLOYEE BENEFIT PLAN

  In 1990, the Company established the SDL, Inc. Profit Sharing and Saving Plus Plan (the Plan) that covers substantially all full-time employees and is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code. Participants may defer up to 10 percent of their pre-tax earnings (up to the Internal Revenue Service limit) as well as up to 5 percent of their after-tax earnings. The Company matches 50 percent of employee contributions up to a maximum of 5 percent of the participants' pre-tax earnings. The participants' as well as the Company's matching contributions are fully vested. Company contributions to the Plan were approximately $0.3 million, $0.2 million and $0.2 million for the years ended December 31, 1995, 1994 and 1993, respectively.

                                   SDL, INC.
               INDEX TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Condensed Consolidated Balance Sheets at March 31, 1996 (unaudited) and
 December 31, 1995........................................................  F-21
Condensed Consolidated Statements of Income for the Three Months Ended
 March 31, 1996 and 1995 (unaudited)......................................  F-22
Condensed Consolidated Statements of Cash Flows for the Three Months Ended
 March 31, 1996 and 1995 (unaudited)......................................  F-23
Notes to Condensed Consolidated Financial Statements (unaudited)..........  F-24

                                   SDL, INC.
                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                        MARCH 31,  DECEMBER 31,
                                                          1996         1995
                                                       (UNAUDITED)     (1)
                                                        (IN THOUSANDS--EXCEPT
                                                             SHARE DATA)
                        ASSETS
Current assets:
  Cash and cash equivalents...........................  $  2,426     $  2,793
  Short-term investments..............................     9,015        8,515
  Accounts receivable, net............................    12,294       13,535
  Inventories.........................................    10,552        9,006
  Deferred income taxes...............................     1,129          989
  Prepaid expenses and other current assets...........     1,125          502
                                                        --------     --------
    Total current assets..............................    36,541       35,340
Property and equipment, net...........................    17,588       16,470
Purchased intangibles, net............................     2,605        2,766
Deferred income taxes.................................     1,840        1,840
Other assets..........................................       247          227
                                                        --------     --------
                                                        $ 58,821     $ 56,643
                                                        ========     ========
         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable....................................  $  5,121     $  6,257
  Accrued payroll and related expenses................     2,398        1,990
  Accrued warranty....................................       432          442
  Unearned revenue....................................       935          972
  Acquisition obligations.............................       102        1,592
  Other accrued liabilities...........................     1,604        1,438
                                                        --------     --------
    Total current liabilities.........................    10,592       12,691
Deferred acquisition obligations......................     2,680        2,680
Other long-term liabilities...........................       752          772
Stockholders' equity:
  Common stock, $0.001 par value, 21,000,000 shares
   authorized; 7,271,774 outstanding (7,085,410 at
   December 31, 1995).................................         7            7
  Treasury stock......................................       (33)         (33)
  Additional paid-in-capital..........................    65,086       63,038
  Accumulated deficit ($32,084 relating to the
   repurchase of common stock and recapitalization in
   1992)..............................................   (19,869)     (22,028)
  Cumulative translation adjustment...................        (7)          (6)
                                                        --------     --------
                                                          45,184       40,978
  Less: common stockholders' notes receivable.........      (387)        (478)
                                                        --------     --------
Total stockholders' equity............................    44,797       40,500
                                                        --------     --------
                                                        $ 58,821     $ 56,643
                                                        ========     ========

- ---------------------
(1) The balance sheet at December 31, 1995 has been derived from the audited financial statements at that date.

                            See accompanying notes.

                                   SDL, INC.
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                                        THREE MONTHS ENDED
                                                             MARCH 31,
                                                     --------------------------
                                                         1996          1995
                                                     (IN THOUSANDS, EXCEPT PER
                                                      SHARE DATA--UNAUDITED)
Total revenue:
  Product revenue................................... $     17,348  $      8,652
  Research revenue..................................        3,074         1,860
                                                     ------------  ------------
                                                           20,422        10,512
Cost of revenue:
  Cost of product revenue...........................       10,505         5,097
  Cost of research revenue..........................        2,242         1,410
                                                     ------------  ------------
Gross margin........................................        7,675         4,005
Operating expenses:
  Research and development..........................        1,687           724
  Selling, general and administrative...............        2,650         1,421
  Amortization of purchased intangibles.............          161           --
                                                     ------------  ------------
Operating income....................................        3,177         1,860
Interest (income) expense, net......................         (145)          424
                                                     ------------  ------------
Income before income taxes..........................        3,322         1,436
Provision for income taxes..........................        1,163           531
                                                     ------------  ------------
Net income.......................................... $      2,159  $        905
                                                     ============  ============
Net income per share................................ $       0.27  $       0.17
                                                     ============  ============
Shares used in computing net income per share.......        8,049         5,375
                                                     ============  ============


                            See accompanying notes.

                                   SDL, INC.
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                          THREE MONTHS ENDED
                                                              MARCH 31,
                                                          -------------------
                                                            1996      1995
                                                           (IN THOUSANDS--
                                                              UNAUDITED)
OPERATING ACTIVITIES:
Net income............................................... $  2,159  $     905
Adjustments to reconcile net income to net cash provided
 by operating activities:
  Depreciation and amortization..........................    1,100        618
  Deferred income taxes..................................     (140)       136
  Accrued interest.......................................      --        (452)
  Deferred rent..........................................      (20)       --
  Changes in operating assets and liabilities:
    Accounts receivable..................................    1,241       (757)
    Inventories..........................................   (1,546)      (402)
    Accounts payable.....................................   (1,136)     1,203
    Income taxes payable.................................    1,588        126
    Accrued payroll and related expenses.................      408        212
    Accrued warranty.....................................      (10)       --
    Unearned revenue.....................................      (37)       641
    Other accrued liabilities............................      166        193
    Other................................................     (332)      (160)
                                                          --------  ---------
Total adjustments........................................    1,282      1,358
                                                          --------  ---------
Net cash provided by operating activities................    3,441      2,263
INVESTING ACTIVITIES
Acquisition of property and equipment, net...............   (2,057)    (1,350)
Payments of acquisition obligations......................   (1,490)       --
Purchase of short-term investments, net..................     (500)   (10,300)
                                                          --------  ---------
Net cash used in investing activities....................   (4,047)   (11,650)
FINANCING ACTIVITIES
Payments of bank debt....................................      --      (2,592)
Payments of subordinated debt............................      --     (21,580)
Proceeds from issuance of common stock...................      --      34,776
Purchase of treasury stock...............................      --         (22)
Issuance of stock pursuant to employee stock plans.......      148         33
Payments on stockholders' notes receivable...............       91          2
                                                          --------  ---------
Net cash provided by financing activities................      239     10,617
                                                          --------  ---------
Net increase (decrease) in cash and cash equivalents.....     (367)     1,230
Cash and cash equivalents at beginning of period.........    2,793        632
                                                          --------  ---------
Cash and cash equivalents at end of period............... $  2,426  $   1,862
                                                          ========  =========
Supplemental disclosures of cash flow information
Cash paid (received) for income taxes.................... $   (400) $     265
Cash paid for interest................................... $    --   $     894
SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES
Conversion of convertible redeemable preferred stock to
 common stock............................................ $    --   $  10,888
Stock issued for stockholders' notes receivable.......... $    --   $      34

                            See accompanying notes.

                                   SDL, INC.
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                                MARCH 31, 1996

1. BASIS OF PRESENTATION

  The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and
Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 1996 are not necessarily indicative of the results that may be expected for the year ended December 31, 1996. For further information, refer to the consolidated financial statements and footnotes thereto included in the Registrant Company's annual report on Form 10-K for the year ended December 31, 1995.

  The consolidated financial statements include the accounts of SDL, Inc. and its wholly owned subsidiary SDL Optics. Intercompany accounts and transactions have been eliminated in consolidation.

  The functional currency of the Company's foreign subsidiary is the U.S. dollar. Subsidiary financial statements are remeasured into U.S. dollars for consolidation. Foreign currency transaction gains and losses are included in other (income) expense and were immaterial for all periods presented.

2. NET INCOME PER SHARE

  Net income per share is computed using the weighted average number of shares of common stock outstanding and dilutive common equivalent shares from stock options (using the treasury stock method).

3. SHORT-TERM INVESTMENTS

  Available for sale short-term investments consist of the following (in thousands):

                                                          MARCH 31, DECEMBER 31,
                                                            1996        1995
     Tax-exempt auction rate preferred stocks............  $7,500      $7,000
     Municipal bonds.....................................   1,515       1,515
                                                           ------      ------
                                                           $9,015      $8,515
                                                           ======      ======

  Tax-exempt auction rate preferred stock contains contractual maturities of less than one year.

  Municipal bonds mature within one to eight months.

  Both realized and unrealized gains and losses on the sale of available-for-sale securities were immaterial for the quarter ended March 31, 1996.

4. INVENTORIES

  The components of inventories consist of the following (in thousands):

                                                          MARCH 31, DECEMBER 31,
                                                            1996        1995
     Raw materials.......................................  $ 4,403     $4,151
     Work in process.....................................    6,149      4,855
                                                           -------     ------
                                                           $10,552     $9,006
                                                           =======     ======

  No significant amounts of finished goods are maintained.

                                   SDL, INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)--(CONTINUED)

5. COSTS AND ESTIMATED EARNINGS ON LONG-TERM CONTRACTS

  The following is a summary of research and product contract activity related to uncompleted long-term contracts from the inception of the contracts (in thousands):

                                                         MARCH 31, DECEMBER 31,
                                                           1996        1995
     Costs incurred on uncompleted long-term contracts..  $48,885    $41,460
     Estimated earnings.................................    3,207      2,533
                                                          -------    -------
     Revenue recognized on uncompleted long-term
      contracts.........................................   52,092     43,993
     Less billings to date..............................   50,917     42,477
                                                          -------    -------
     Unbilled costs and estimated earnings..............  $ 1,175    $ 1,516
                                                          =======    =======

  The above balances are included in accounts receivable in the accompanying balance sheets. Unbilled costs and estimated earnings on uncompleted long-term contracts are generally billable in the subsequent year.

  Approximately $5.8 million and $4.0 million of revenue recognized on long-term contracts is included in total revenue for the three month periods ended March 31, 1996 and 1995, respectively.

6. CONTINGENCIES

  In 1985, Rockwell International Corporation (Rockwell) asserted, and in 1995 filed suit against the Company alleging that a Company fabrication process infringed certain Rockwell patent rights. Rockwell is seeking to permanently enjoin the Company from infringing Rockwell's alleged patent rights and is seeking unspecified actual and treble damages plus costs. The Company has answered Rockwell's complaint asserting that Rockwell's patent is invalid, not infringed, unenforceable and barred by laches and estoppel. In addition the Federal government, which is a defendant in a suit brought by Rockwell relating to certain of the same alleged patent rights, asserted that the Company may be liable to indemnify the Federal government for certain of Rockwell's claims. The Company has intervened in Rockwell's suit against the Federal government.

  In 1995, Spectra-Physics, Inc. (Spectra) and others filed suit against the Company alleging that the Company was refusing to comply with its alleged obligations to transfer and license Company technology to them. These parties are seeking declaratory relief, specific performance and unspecified actual and punitive damages. The Company has answered these claims denying them and has cross-complained against Spectra and certain others seeking declaratory relief, damages and injunctive relief.

  The Company is vigorously contesting these claims. Although the outcome of these matters cannot be determined at this time, management believes that it has meritorius defenses to such claims and is defending against them vigorously.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PRO-SPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, COMMON STOCK IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                              ------------------

                               TABLE OF CONTENTS

                                                                            PAGE
Available Information.....................................................    2
Additional Information....................................................    2
Incorporation of Certain Documents by Reference...........................    2
Prospectus Summary........................................................    4
Risk Factors..............................................................    6
Recent Development........................................................   14
Use of Proceeds...........................................................   14
Price Range of Common Stock...............................................   15
Capitalization............................................................   16
Selected Consolidated Financial Data......................................   17
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   18
Business..................................................................   26
Management................................................................   43
Principal and Selling Stockholders........................................   46
Description of Capital Stock..............................................   47
Underwriting..............................................................   49
Legal Matters.............................................................   50
Experts...................................................................   50
Index to Consolidated Financial Statements................................  F-1

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               1,250,000 SHARES


                              [LOGO -- SDL INC.]


                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                                COWEN & COMPANY

                                 MAY    , 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The expenses to be paid by the Registrant in connection with the distribution of the securities being registered, other than underwriting discounts and commissions, are as follows:

                                                                       AMOUNT*
                                                                       --------
      Securities and Exchange Commission Filing Fee................... $ 17,845
      NASD Filing Fee.................................................    5,675
      Nasdaq National Market Listing Fee..............................   17,500
      Accounting Fees and Expenses....................................  100,000
      Blue Sky Fees and Expenses......................................   10,000
      Legal Fees and Expenses.........................................  150,000
      Custodian, Transfer Agent and Registrar Fees and Expenses.......   10,000
      Printing Expenses...............................................   70,000
      Miscellaneous Expenses..........................................  118,980
                                                                       --------
          Total....................................................... $500,000
                                                                       ========

- --------
 * All amounts are estimates except the SEC filing fee, the NASD filing fee and the Nasdaq National Market listing fee.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Under Section 145 of the General Corporation Law of the State of Delaware, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the Securities Act). The Registrant's Bylaws also provide for mandatory indemnification of its directors and executive officers, and permissive indemnification of its employees and agents, to the fullest extent permissible under Delaware law.

  The Registrant's Certificate of Incorporation provides that the liability of its directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

  The Registrant has entered into agreements with its directors and certain of its executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

  The Registrant has obtained a policy of directors' and officers' liability insurance that insures the Company's directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

  The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act or otherwise.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) EXHIBITS

  The exhibits are as set forth in the Exhibit Index.

  (b) FINANCIAL STATEMENT SCHEDULES

  Schedule II--Valuation and Qualifying Accounts

  Schedules other than those listed above have been omitted since they are not required or are not applicable or the required information is shown in the financial statements or related notes. Columns omitted from schedules filed have been omitted since the information is not applicable.

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT BELIEVES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL THE REQUIREMENTS FOR FILING A REGISTRATION STATEMENT ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SAN JOSE, STATE OF CALIFORNIA ON THE 13TH DAY OF MAY, 1996.

                                          SDL, Inc.

                                          By: /s/    Donald R. Scifres
                                            -----------------------------------
                                                    Donald R. Scifres
                                               Chairman of the Board, Chief
                                             Executive Officer and President

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, THAT EACH PERSON WHOSE SIGNATURE APPEARS BELOW CONSTITUTES AND APPOINTS DONALD R. SCIFRES, GREGORY C. LINDHOLM AND JOHN
P. MELTON, AND EACH OF THEM, AS HIS TRUE AND LAWFUL ATTORNEYS-IN-FACT AND AGENTS, WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION, FOR HIM AND IN HIS NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES, TO SIGN ANY AND ALL AMENDMENTS (INCLUDING POST-EFFECTIVE AMENDMENTS) TO THIS REGISTRATION STATEMENT, AND SIGN ANY REGISTRATION STATEMENT FOR THE SAME OFFERING COVERED BY THE REGISTRATION STATEMENT THAT IS TO BE EFFECTIVE UPON FILING PURSUANT TO RULE 462(B) PROMULGATED UNDER THE SECURITIES ACT AND ALL POST-EFFECTIVE AMENDMENTS THERETO AND TO FILE THE SAME, WITH ALL EXHIBITS THERETO, AND OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, GRANTING UNTO SAID ATTORNEYS-IN-FACT AND AGENTS, AND EACH OF THEM, FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING REQUISITE AND NECESSARY TO BE DONE IN CONNECTION THEREWITH AND ABOUT THE PREMISES, AS FULLY TO ALL INTENTS AND PURPOSES AS HE MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL THAT SAID ATTORNEYS-IN-FACT AND AGENTS, OR ANY OF THEM, OR THEIR OR HIS SUBSTITUTE OR SUBSTITUTES, MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----


       /s/ Donald R. Scifres         Chairman of the Board, Chief     May 13, 1996
____________________________________   Executive Officer and
         Donald R. Scifres             President
                                       (Principal Executive
                                       Officer)

      /s/ Gregory C. Lindholm        Vice President, Finance and      May 13, 1996
____________________________________   Chief Financial Officer
        Gregory C. Lindholm            (Principal Financial and
                                       Accounting Officer)

         /s/ John P. Melton          Director                         May 13, 1996
____________________________________
           John P. Melton

        /s/ Keith B. Geeslin         Director                         May 13, 1996
____________________________________
          Keith B. Geeslin

      /s/ Anthony B. Holbrook        Director                         May 13, 1996
____________________________________
        Anthony B. Holbrook

         /s/ Mark B. Myers           Director                         May 13, 1996
____________________________________
           Mark B. Myers

    /s/ Frederic N. Schwettmann      Director                         May 13, 1996
____________________________________
      Frederic N. Schwettmann

                                                                   EXHIBIT 23.2

              CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

  We consent to the reference to our firm under the captions "Experts" and "Selected Consolidated Financial Data" in the Registration Statement (Form S-
3) and related Prospectus of SDL, Inc. for the registration of 1,293,750 shares of its common stock and to the inclusion and/or incorporation by reference therein of our reports dated January 26, 1996 with respect to the consolidated financial statements and schedule of SDL, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 1995, filed with the Securities and Exchange Commission.

                                          ERNST & YOUNG LLP

San Jose, California
May 10, 1996

                                                                   EXHIBIT 23.3

                CONSENT OF ERNST & YOUNG, INDEPENDENT AUDITORS

  We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of SDL, Inc. for the registration of 1,293,750 shares of its common stock and to the incorporation by reference therein of our report dated January 26, 1996 with respect to the financial statements of Seastar Optics Inc. included in the Form 8-K/A of SDL, Inc. filed on February 9, 1996 with the Securities and Exchange Commission.

Victoria, Canada May 10, 1996
                                                                  Ernst & Young

                                 EXHIBIT INDEX

                                                                   SEQUENTIALLY
  EXHIBIT                                                            NUMBERED
  NUMBER                          DOCUMENT                             PAGE
  -------                         --------                         ------------
  1.1      Form of Underwriting Agreement.
  4.1      Investor Rights Agreement, as amended between certain
           investors and stockholders listed therein and the
           Registrant, dated July 17, 1992 (incorporated by ref-
           erence to the indicated exhibit to the Company's Reg-
           istration Statement on Form S-1 (Registration No.
           33-87752)).
  5.1      Opinion of Morrison & Foerster.
 23.1      Consent of Morrison & Foerster. Reference is made to
           Exhibit 5.1.
 23.2      Consent of Ernst & Young LLP, independent auditors.
           Reference is made to Page II-4.
 23.3      Consent of Ernst & Young, independent auditors. Ref-
           erence is made to Page II-5.
 24.1      Powers of Attorney. Reference is made to Page II-3.